SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: April 2006	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-               .

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

NOTICE OF 2006 ANNUAL AND
SPECIAL SHAREHOLDER MEETING AND
MANAGEMENT PROXY CIRCULAR

Our annual and special shareholder meeting will be held
at 9:30 a.m. (Eastern time) on Wednesday, June 7, 2006
at Le Centre Sheraton Montréal,
1201 René-Lévesque Blvd. W., Montréal, Québec, in the Ballroom.

A simultaneous webcast of the meeting will be
available on BCE’s website at www.bce.ca.

As a shareholder of BCE, you have the right to vote
your shares, either by proxy or in person at the meeting.

Your vote is important.
This document tells you who can vote, what you will be voting on and how to exercise your right to vote your shares.
Please read it carefully.

BELL CANADA ENTERPRISES

WHAT’S INSIDE

1	Letter from the Chair of the board and the President and Chief Executive Officer
2	Notice of 2006 annual and special shareholder meeting
3	Management proxy circular
4	About voting your shares
7	What the meeting will cover
9	About the nominated directors
15	Committee reports
15	– Audit committee report
18	– Corporate governance committee report
18	Directors’ compensation
19	Statement of corporate governance practices
26	– Management resources and compensation committee report
26	Executive officers’ compensation
39	– Pension fund committee report
40	Background information to the BCE plan of arrangement
43	The BCE plan of arrangement
54	Other important information
55	How to request more information
56	Schedule A — Special resolution approving the BCE plan of arrangement
57	Schedule B — BCE plan of arrangement
62	Schedule C — Interim order
64	Schedule D — Section 190 of the Canada Business Corporations Act
66	Schedule E — Shareholder proposal
67	Schedule F — Board of directors’ charter
(including Board chair position description)
69	Schedule G — Chief Executive Officer position description

LETTER FROM THE CHAIR OF THE BOARD AND
THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
Dear Fellow Shareholder:
You are invited to attend this year’s annual and special shareholder meeting. It will be held on Wednesday, June 7, 2006 at 9:30 a.m. (Eastern time), at Le Centre Sheraton Montréal, 1201 René-Lévesque Blvd. West, Montréal, Québec, in the Ballroom. If you cannot attend the meeting in person, you can view a simultaneous webcast on our website at www.bce.ca.
As a shareholder of BCE, you have the right to vote your shares on all items that come before the meeting. This circular tells you about these items and how to exercise your right to vote. In addition to information relating to the special business you will be voting on, you will find in this circular information about the nominated directors, the auditors, our corporate governance practices, compensation of our directors and officers, as well as a shareholder proposal.
This year, in addition to the usual business, you will be asked to vote on a plan of arrangement providing for the distribution by BCE of units in the Bell Aliant Regional Communications Income Fund (Fund) and for a consolidation in the number of common shares outstanding, as recommended by the board of directors. The Fund is the new regional telecommunications service provider to be created, as announced on March 7, 2006, that will combine Bell Canada’s regional wireline operations in Ontario and Québec with Aliant’s wireline operations. The Fund will also own our 63.4% indirect interest in the operating subsidiaries of Bell Nordiq Group Inc. By combining these assets, we are creating a new entity with significant scale and scope that brings a strong focus to customer service and regional needs.
The Fund is a further step in the simplification of our asset base by bringing together all of our regional assets under a single BCE-controlled trust vehicle and in surfacing significant value for shareholders. The wireline assets that we have included in the Fund are located in regions with lower levels of competition and are ideally suited to an income trust model as they provide stable and predictable cash flows. By grouping our most similar assets under a single, more “strategic” vehicle, we are better positioned to pursue growth opportunities. Moreover, by virtue of having all our regional assets under a single and dedicated management team, the Fund will benefit from a greater focus on profitability and efficiency. At the same time, we will strengthen our national wireless strategy by acquiring Aliant’s wireless business and its retail operations.
Upon closing, BCE will hold a 73.5% interest in the Fund (on a fully-diluted basis). Subject to obtaining the required approval of our shareholders, we intend to distribute an approximate 28.5% interest in the Fund to our shareholders through the distribution of Fund units, reducing our interest to approximately 45% (on a fully-diluted basis). Aliant’s minority shareholders will hold the remaining 26.5% interest, while Bell Nordiq Income Fund will continue to trade and operate independently. The Fund will remain integral to Bell Canada’s operations and, in line with comparable income trust precedents, we will retain the ability to nominate a majority of the trustees of the Fund and to appoint a majority of the directors of its operating entities as long as we own a 30% or more interest in the Fund (on a fully-diluted basis), and to veto certain actions as long as we own a 20% or more interest in the Fund (on a fully-diluted basis).
The closing of the transactions leading to the creation of the Fund is anticipated to take place in the third quarter of 2006 and the distribution of units in the Fund to our shareholders and the concurrent share consolidation pursuant to the BCE plan of arrangement will take place shortly thereafter. The proposed BCE plan of arrangement is described in detail in the accompanying circular which also includes certain additional information regarding the Fund.
Please note that you are only asked to vote on the distribution of units in the Fund by BCE to its shareholders and the concurrent common share consolidation and not on the creation of the Fund and the transactions related thereto.
Finally, “best practices” being the cornerstone of our corporate governance philosophy, the board has voluntarily established guidelines specifying that, in an uncontested election (i.e., the election does not involve a proxy battle), any director nominee who receives a greater number of votes “withheld” than votes “for” his or her election, must submit to the Corporate Governance Committee (CGC) his or her resignation letter no later than 10 days following the public disclosure of the vote results. The resignation will take effect upon its acceptance by the board. It is generally expected that the CGC will recommend, absent exceptional circumstances, that the board accept such resignation. Within 90 days following the filing of the vote results, the board will, upon recommendation of the CGC, decide to accept or refuse the resignation and will promptly publicly disclose its decision via press release. A director who so tenders his or her resignation will not participate in any discussion or action of the CGC or of the board with respect to the decision to accept or not his or her resignation. In cases where the board determines to refuse the resignation, the reasons for its decision will also be disclosed.
If a resignation is accepted, the board may appoint a new director to fill any vacancy, or may reduce the size of the board.
Thank you for your continued confidence in BCE. We look forward to seeing you at this year’s annual and special meeting.
Sincerely,

RICHARD J. CURRIE	MICHAEL J. SABIA
Chair of the board	President and Chief Executive Officer
April 12, 2006

p.1

Bell Canada Enterprises Management proxy circular

NOTICE OF 2006 ANNUAL AND SPECIAL SHAREHOLDER MEETING

YOU ARE INVITED TO OUR ANNUAL AND SPECIAL SHAREHOLDER MEETING
When
Wednesday, June 7, 2006
9:30 a.m. (Eastern time)
Where
Le Centre Sheraton Montréal,
1201 René-Lévesque Blvd. W.,
Montréal, Québec
in the Ballroom
Webcast
A simultaneous webcast of the meeting will be available on BCE’s website at www.bce.ca.
What the meeting is about
We will be covering five items at the meeting:
1.	receiving BCE’s financial statements for the year ended December 31, 2005, including the auditor’s report

2.	electing directors who will serve until the end of the next annual shareholder meeting

3.	appointing the auditor who will serve until the end of the next annual shareholder meeting

4.	considering and, if thought advisable, approving, with or without variation, a special resolution (the full text of which is reproduced as Schedule A to the accompanying management proxy circular) to approve the BCE plan of arrangement described in the accompanying management proxy circular

5.	considering the shareholder proposal described in Schedule E.
The meeting may also consider other business that properly comes before the meeting.
You have the right to vote
You are entitled to receive notice of and vote at our annual and special shareholder meeting, or any adjournment, if you were a holder of BCE common shares on April 10, 2006.
You have the right to vote your shares on electing directors, appointing the auditor, the BCE plan of arrangement, the shareholder proposal and any other items that may properly come before the meeting or any adjournment.
Your vote is important
As a shareholder of BCE, it is very important that you read this material carefully and then vote your shares, either by proxy or in person at the meeting.
The following pages tell you more about how to exercise your right to vote your shares.
By order of the board,

PATRICIA A. OLAH
Corporate Secretary
Montréal, Québec
April 12, 2006

p.2

Bell Canada Enterprises Management proxy circular

MANAGEMENT PROXY CIRCULAR

In this document, you, your and shareholder refer to the common shareholder of BCE. We, us, our and BCE refer to BCE Inc. The information in this document is at April 12, 2006, unless otherwise indicated.
This management proxy circular is for our annual and special shareholder meeting on June 7, 2006 (meeting). As a shareholder, you have the right to vote your shares on electing directors, appointing the auditor, approving the special resolution (Special Resolution), the full text of which is reproduced as Schedule A, to approve the proposed BCE plan of arrangement (BCE Plan of Arrangement) pursuant to which BCE would distribute units in the Bell Aliant Regional Communications Income Fund as a return of capital to holders of common shares and effect a reduction of approximately 75 million common shares, the shareholder proposal and any other items that may properly come before the meeting or any adjournment.
To help you make an informed decision, please read this circular and our annual report for the year ended December 31, 2005 which you can access on BCE’s website at www.bce.ca. This circular tells you about the meeting, the nominated directors, the proposed auditor, our corporate governance practices, compensation of directors and officers, the BCE Plan of Arrangement, and the shareholder proposal. The annual report gives you a review of the activities of the BCE group of companies for the past year and includes a copy of our annual financial statements and annual management’s discussion and analysis of financial condition and results of operations (MD&A).
Your proxy is solicited by the management of BCE. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained Georgeson Shareholder Communications Canada Inc. (Georgeson) to solicit proxies for us in Canada and the United States at an estimated cost of $55,000. We pay the costs of these solicitations.
If you have any questions about any of the information in this document, please call Georgeson at 1-866-565-4741 for service in English or in French.
Approval of this management proxy circular
The board of directors approved the contents of this management proxy circular and authorized it to be sent to each shareholder who is eligible to receive notice of and vote his or her shares at our annual and special shareholder meeting, and to each director and to the auditor.

PATRICIA A. OLAH
Corporate Secretary
Montréal, Québec
April 12, 2006

p.3

Bell Canada Enterprises Management proxy circular

ABOUT VOTING YOUR SHARES

Your vote is important — As a shareholder of BCE, it is very important that you read this information carefully and then vote your shares, either by proxy or in person at the meeting.
VOTING BY PROXY
This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (proxyholder) the authority to vote your shares for you at the meeting or any adjournment. A proxy form is included in this package.
You can choose from five different ways to vote your shares by proxy:
1.	by telephone
2.	on the Internet
3.	by mail
4.	by fax
5.	by appointing another person to go to the meeting and vote your shares for you.
The directors who are named on the proxy form will vote your shares for you, unless you appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the meeting to vote your shares.
If you are voting your shares by proxy, our transfer agent, Computershare Trust Company of Canada (Computershare), or other agents we appoint, must receive your completed proxy form by 4:45 p.m. (Montréal time) on Tuesday, June 6, 2006.
You are a registered shareholder
if your name appears on your share certificate. Your proxy form tells you whether you are a registered shareholder.
You are a non-registered (or beneficial) shareholder
if your bank, trust company, securities broker or other financial institution holds your shares for you (your nominee). For most of you, your proxy form tells you whether you are a non-registered (or beneficial) shareholder.
If you are not sure whether you are a registered or non-registered shareholder, please contact Computershare.
COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue
9th Floor
Toronto, Ontario, Canada M5J 2Y1
TELEPHONE
1-800-561-0934 (toll-free in Canada and the United States)
514-982-7555 (in the Montréal area or from outside Canada
and the United States)
FAX
1-888-453-0330 (toll-free in Canada and the United States)
416-263-9394 (outside Canada and the United States)
E-MAIL
bce@computershare.com
HOW TO VOTE — REGISTERED SHAREHOLDERS
A. By proxy
1	BY TELEPHONE
■	Call 1-866-673-3260 (toll-free in Canada and the United States) or 312-601-6919 (International Direct Dial) from a touch-tone phone and follow the instructions.

■	You will need your holder account number and proxy access number. You will find these two numbers on the information sheet attached to your proxy form.
If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder.
2	ON THE INTERNET
■	Go to BCE’s website at www.bce.ca and follow the instructions on screen.
■	You will need your holder account number and proxy access number. You will find these two numbers on the information sheet attached to your proxy form.
3	BY MAIL
■	Detach the proxy form from the information sheet, complete pages 1 and 2 of the proxy form, sign and date your proxy form and return it in the envelope we have provided.
■	Please see Completing the proxy form for more information.
4	BY FAX
■	Detach the proxy form from the information sheet, complete pages 1 and 2 of the proxy form, sign and date your proxy form and send both pages (in one transmission) by fax to
1-866-249-7775 (toll-free in Canada and the United States) or 416-263-9524 (outside Canada and the United States).

■	Please see Completing the proxy form for more information.
5	BY APPOINTING ANOTHER PERSON TO GO TO THE MEETING AND VOTE YOUR SHARES FOR YOU
■	This person does not have to be a shareholder.

■	Strike out the four names that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form, and return it to Computershare as instructed.

■	Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

■	At the meeting, he or she should see a representative of Computershare at the table marked “Alternate attorneys/External proxyholders”.

■	Please see Completing the proxy form for more information.

p.4

Bell Canada Enterprises Management proxy circular

B. In person at the meeting
You do not need to complete or return your proxy form.
You will need an admission ticket to enter the meeting. Your ticket is attached to your proxy form.
You should see a representative of Computershare before entering the meeting to register your attendance at the meeting.
Voting in person at the meeting will automatically cancel any proxy you completed and submitted earlier.
HOW TO VOTE — NON-REGISTERED SHAREHOLDERS
1	BY PROXY
■	Your nominee is required to ask for your voting instructions before the meeting. Please contact your nominee if you did not receive a request for voting instructions or a proxy form in this package.

■	In most cases, you will receive a voting instruction form that allows you to provide your voting instructions by telephone, on the Internet, by mail or by fax. If you want to provide your voting instructions on the Internet, go to BCE’s website at www.bce.ca (or go to the website noted on your voting instruction form), and follow the instructions on screen. You will need your 12-digit control number, which you will find on your voting instruction form.

■	Alternatively, you may be a non-registered shareholder who will receive from your nominee a voting instruction form which:
–	is to be completed and returned, as directed in the instructions provided OR
–	has been pre-authorized by your nominee indicating the number of shares to be voted, which is to be completed, dated, signed and returned to Computershare, by mail or fax.
2	IN PERSON AT THE MEETING
■	We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your shares in person at the meeting if you have previously appointed yourself as the proxyholder for your common shares by printing your name in the space provided on the voting instruction form and submitting such instruction form as directed on the form. Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded to Computershare by 4:45 p.m. (Montréal time) on Tuesday, June 6, 2006.

■	Your vote will be taken and counted at the meeting.

■	Prior to the meeting, you should see a representative of Computershare at the table marked “Alternate attorneys/External proxyholders”.

p.5

Bell Canada Enterprises Management proxy circular

COMPLETING THE PROXY FORM
You can choose to vote “For”, “Against” or “Withhold”, depending on the items listed on the proxy form.
When you sign the proxy form, you authorize Mr. R.J. Currie, Mr. M.J. Sabia, Ms. J. Maxwell or Mr. A. Bérard, who are all directors of BCE, to vote your shares for you at the meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your shares, your vote will be counted:
■	FOR electing the nominated directors who are listed in the management proxy circular
■	FOR appointing Deloitte & Touche LLP as auditor
■	FOR the approval of the BCE Plan of Arrangement
■	AGAINST shareholder proposal No. 1.
Your proxyholder will also vote your shares as he sees fit on any other matter that may properly come before the meeting.
If you are appointing someone else to vote your shares for you at the meeting, strike out the four names of the directors and write the name of the person voting for you in the space provided. If you do not specify how you want your shares voted, your proxyholder will vote your shares as he or she sees fit on each item and on any other matter that may properly come before the meeting.
If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form.
If you need help completing your proxy form, please contact Georgeson at 1-866-565-4741 for service in English or in French.
CHANGING YOUR VOTE
You can revoke a vote you made by proxy by:
■	voting again by telephone or on the Internet before 4:45 p.m. (Montréal time) on Tuesday, June 6, 2006

■	completing a proxy form that is dated later than the proxy form you are changing and mailing it or faxing it to Computershare so that it is received before 4:45 p.m. (Montréal time) on Tuesday, June 6, 2006

■	sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 4:45 p.m. (Montréal time) on Tuesday, June 6, 2006

■	giving a notice in writing from you or your authorized attorney to the Chair of the meeting, at the meeting or any adjournment.
How the votes are counted
You have one vote for each common share you hold on April 10, 2006. At April 10, 2006, 906, 266, 256 common shares were entitled to be voted at the meeting.
The election of directors (subject to our majority voting guidelines — see What the meeting will cover — Electing directors), the appointment of the auditor and the shareholder proposal will each be determined by a majority of votes cast at the meeting by proxy or in person, whereas the Special Resolution concerning the BCE Plan of Arrangement will be subject to the affirmative vote of not less than two-thirds of the votes cast at the meeting by proxy or in person. If there is a tie, the Chair of the meeting will cast the deciding vote.
Computershare counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Computershare refers proxy forms to us only when:
■	it is clear that a shareholder wants to communicate with management
■	the validity of the form is in question
■	the law requires it.

p.6

Bell Canada Enterprises Management proxy circular

WHAT THE MEETING WILL COVER

Five items will be covered at the meeting:
1.	receiving BCE’s financial statements for the year ended December 31, 2005, including the auditor’s report

2.	electing directors who will serve until the end of the next annual shareholder meeting

3.	appointing the auditor who will serve until the end of the next annual shareholder meeting

4.	considering and, if thought advisable, approving the Special Resolution set out as Schedule A approving the BCE Plan of Arrangement

5.	considering the shareholder proposal described in Schedule E.
The meeting may also consider other business that properly comes before the meeting. As of the date of this circular, management is not aware of any changes to these items, and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.
1. Receiving our financial statements
We will place before the meeting BCE’s financial statements, including the auditor’s report, for the year ended December 31, 2005. The financial statements are included in our 2005 annual report which you can access on BCE’s website at www.bce.ca.
2. Electing directors
You will be electing a board of directors (board) of 15 members. Please see About the nominated directors for more information. Directors appointed at the meeting will serve until the end of the next annual shareholder meeting.
All of the individuals nominated for election as directors are currently members of the board and were all elected at our 2005 annual shareholder meeting.
BCE recently adopted new guidelines with respect to election of directors. Notwithstanding BCE’s By-Laws and the Canada Business Corporations Act (CBCA), at any shareholders’ meeting at which directors are to be elected in an uncontested election (i.e., the election does not involve a proxy battle), if any director nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election, then such director nominee shall, no later than 10 days following the receipt of the audited and final scrutineer’s report relating to such meeting (vote results), submit to the board his or her resignation letter, which shall take effect only upon the acceptance of such resignation by the board.
The board, upon the recommendation of the Corporate Governance Committee (CGC), shall within 90 days following the public disclosure of the vote results, determine either to accept or not the subject director’s offer to resign, and the board shall cause BCE to promptly publicly disclose, via press release, the board’s determination, including, in cases where the board has determined not to accept the resignation, the reasons therefor. It is generally expected that the CGC will recommend that the board accept such resignation, except in extraordinary circumstances.
If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting FOR the election as directors of the nominated directors in this circular.
3. Appointing the auditor
The board, on the advice of the audit committee, recommends that Deloitte & Touche LLP be re-appointed as auditor. Deloitte & Touche LLP and its predecessors have been the auditor of BCE since it was created in 1983. The audit firm appointed at the meeting will serve until the end of the next annual shareholder meeting.
If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting FOR the appointment of Deloitte & Touche LLP as auditor.
4. Approving the BCE Plan of Arrangement
On March 7, 2006, we announced with Aliant Inc. (Aliant) our agreement to combine Bell Canada’s wireline operations in its regional territories in Ontario and Québec with the wireline operations of Aliant and our 63.4% indirect interest in Télébec, Limited Partnership and NorthernTel, Limited Partnership (collectively, the Bell Nordiq Partnerships) to form the Bell Aliant Regional Communications Income Fund (Fund). The Fund is expected to have 3.4 million local access lines and over 422,000 high-speed Internet subscribers in six provinces, and will be headquartered in Atlantic Canada. As part of this transaction, we will also acquire Aliant’s wireless assets and the shares of Aliant’s subsidiary, DownEast Ltd. (DownEast), which operates retail outlets throughout Atlantic Canada. We will hold a 73.5% interest in the Fund (on a fully-diluted basis) following the completion of the foregoing transactions (Fund Transactions), which is anticipated to occur in the third quarter of 2006.
We intend to reduce our interest in the Fund to approximately 45% (on a fully-diluted basis) by way of a return of capital through a distribution of approximately 64 million units in the Fund (Units) to our shareholders under the BCE Plan of Arrangement. As a result, you will receive 0.0725 Units for each common share you own as of the effective date of the arrangement (Effective Date) provided for under the BCE Plan of Arrangement (BCE Arrangement), which is currently anticipated to occur immediately after the completion of the Fund Transactions.
Concurrently with this distribution of Units, we will also effect a consolidation in the number of common shares outstanding under the BCE Plan of Arrangement whereby you will receive 0.915 common shares for each common share you own as of the Effective Date. This will result in the reduction of the number of common shares outstanding by approximately 75 million common shares.
We intend to maintain our current dividend of $1.3200 per common share following our distribution of Units and reduction in the number of common shares outstanding. It is expected that a shareholder holding Units received pursuant to the BCE Arrangement will receive annual cash distributions of $1.4065 in Fund distributions and BCE common share dividends combined (per pre-consolidation common share). The increase from $1.3200 to a $1.4065 payout represents a 6.5% increase to shareholders.

p.7

Bell Canada Enterprises Management proxy circular

You will be voting on the Special Resolution approving the BCE Plan of Arrangement as set out in Schedule A. The BCE Plan of Arrangement relates solely to the return of capital through the distribution of the Units and the consolidation of the common shares. You are not being asked to approve the Fund Transactions as such approval is not required from our shareholders under applicable law.
The BCE Plan of Arrangement was unanimously approved by the board at a meeting held on April 12, 2006. The BCE Plan of Arrangement and related transactions are described in greater detail under The BCE Plan of Arrangement. This circular contains important information relating to the BCE Plan of Arrangement, and you are urged to read it carefully and in its entirety. In addition, further information about the Fund and the Units is contained under Background Information to the BCE Plan of Arrangement and in the management proxy circular of Aliant dated April 14, 2006, certain portions of which are incorporated herein by reference (Aliant Circular). The Aliant Circular includes historical and pro-forma financial information on the Fund and its operating entities: please see the Aliant Circular for more information. A copy of the Aliant Circular may be obtained upon request without charge from Georgeson and is also available electronically at www.sedar.com.
The BCE Plan of Arrangement is being considered by our shareholders pursuant to an order of the Superior Court of Québec dated April 20, 2006 (Interim Order). A copy of the Interim Order is included as Schedule C. In order for the BCE Plan of Arrangement to be implemented as provided in the Interim Order, the Special Resolution must be approved by a two-thirds majority of the votes cast at the meeting in person or by proxy. The text of the Special Resolution is included as Schedule A.
As described under The BCE Plan of Arrangement — Dissenting Shareholders’ Rights, any registered holder of common shares is entitled to be paid the fair value of all, but not less than all, of such shares in accordance with the Interim Order, if the registered shareholder dissents from the BCE Plan of Arrangement and such BCE Plan of Arrangement becomes effective. You will not be entitled to dissent rights with respect to the BCE Plan of Arrangement if you vote any shares in favour of the Special Resolution.
Only registered shareholders may exercise the dissent rights in respect of common shares that are registered in such holder’s name. Each registered shareholder who might desire to exercise dissent rights should carefully consider and comply with the provisions of the Interim Order and of the CBCA, a summary of which is set out under The BCE Plan of Arrangement — Dissenting Shareholders’ Rights, and consult his or her legal advisor.
Notwithstanding the approval of the shareholders or of the Superior Court of Québec, the board may decide not to proceed with the BCE Arrangement or revoke the Special Resolution at any time prior to the Effective Date, including, without limitation: (i) in the event the closing of the Fund Transactions does not take place, or (ii) in the event that the Final Order is not in form and on terms satisfactory to us.
The board recommends that shareholders vote FOR the approval of the BCE Plan of Arrangement.
If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting according to the board’s recommendations noted in the above paragraph.
5. Considering the shareholder proposal
You will be voting on one shareholder proposal that has been submitted for consideration at the meeting. This proposal is set out in Schedule E. The board recommends that shareholders vote AGAINST shareholder proposal No. 1.
If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting according to the board’s recommendations noted in the above paragraph.
Other business
Following the conclusion of the formal business to be conducted at the meeting, we will:
■	report on recent events that are significant to our business
■	report on other items that are of interest to our shareholders
■	invite questions and comments from shareholders.
If you are not a shareholder, you may be allowed into the meeting after speaking with a representative of Computershare and if the Chair of the meeting allows it.

p.8

Bell Canada Enterprises Management proxy circular

ABOUT THE NOMINATED DIRECTORS
The table below tells you about the people who have been nominated for election as directors and the voting securities that they own directly or indirectly. Generally, all non-management directors sit on at least one board committee and also serve as directors on the board of Bell Canada, our principal subsidiary. We have also included other directorships held by the nominated directors during the past five years with public companies that are currently listed on an exchange.
Also see Corporate Governance committee report — Directors’ compensation — Directors’ share unit plan for a description of our deferred share unit plan for non-management directors.
ANDRÉ BÉRARD, O.C. Québec, Canada
CORPORATE DIRECTOR (SINCE MARCH 2004)
Mr. Bérard was Chairman of the board of National Bank of Canada (chartered bank) from 2002 to March 2004, and Chairman of the board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002. He holds a Fellow’s Diploma of the Institute of Canadian Bankers and was Chairman of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988. He was appointed an Officer of the Order of Canada in 1995.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

January 2003	1,225 BCE common shares	1,225 BCE common shares
	16,529 BCE deferred share units	9,619 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

Arbec Forest Products Inc. (Chair)	2004 – May 2006[2]	Bell Canada[1]	Audit Committee
Bombardier Inc.	2004 – present	Telesat[1]	CGC
Canam Group Inc.	2003 – April 2006[2]
Falconbridge Limited (formerly Noranda Inc.)	1990 – June 2006[2]
Groupe BMTC Inc.	2001 – present
Groupe Saputo Inc.	1997 – present
Kruger Inc.	2002 – 2005
LMS Medical Systems Ltd.	2004 – 2005
National Bank of Canada	1985 – 2004
Société financière Bourgie Inc.	1997 – 2005
Tembec Inc.	2006 – present
TransForce Inc.	2003 – present
Vasogen Inc.	2000 – 2006

RONALD ALVIN BRENNEMAN 10 Alberta, Canada
PRESIDENT AND CHIEF EXECUTIVE OFFICER, PETRO-CANADA (PETROLEUM COMPANY) (SINCE JANUARY 2000)
Before January 2000, Mr. Brenneman spent more than 30 years with Imperial Oil Limited and its parent company, Exxon Corporation (both petroleum companies) where he completed his career as General Manager — Corporate Planning. He is a member of the board of the Canadian Council of Chief Executives.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

November 2003	24,113 BCE common shares	17,714 BCE common shares
	12,832 BCE deferred share units	6,082 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

Bank of Nova Scotia	2000 – present	Bell Canada	MRCC
Petro-Canada	2000 – present	Telesat

p.9

Bell Canada Enterprises Management proxy circular

RICHARD JAMES CURRIE, O.C.3,10 Ontario, Canada
CHAIR OF THE BOARD, BCE AND BELL CANADA (SINCE APRIL 2002)
Mr. Currie was President and a director of George Weston Limited (food distribution, retail and production company) from 1996 to May 2002 and President and a director of Loblaw Companies Limited (grocery chain) from 1976 to January 2001. In 1997, Mr. Currie was appointed a Member of the Order of Canada and was promoted to Officer in 2004. In 2001 he was elected “Canada’s outstanding CEO of the year” and in 2003 entered the Canadian Business Hall of Fame. In 2004 he received the McGill University Management Achievement Award and was inducted as Fellow of the Institute of Corporate Directors.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

May 1995	1,030,303 BCE common shares	1,030,264 BCE common shares
	28,574 BCE deferred share units	27,335 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

CAE Inc.	2001 – present	Bell Canada (Chair)	MRCC (Chair)
George Weston Limited	1975 – 2002	Telesat (Chair)
Imperial Oil Limited	1987 – 2002
Loblaw Companies Limited	1973 – 2001
Petro-Canada	2003 – present
Staples, Inc.	2002 – present

ANTHONY SMITHSON FELL, O.C.3,10 Ontario, Canada
CHAIRMAN OF THE BOARD, RBC DOMINION SECURITIES LIMITED (INVESTMENT BANK) (SINCE DECEMBER 1999)
Mr. Fell was the Chairman of the board and Chief Executive Officer of RBC Dominion Securities Limited from 1992 to December 1999. He was also, until June 2005, Chairman of the University Health Network Trustees. He was appointed an Officer of the Order of Canada in 2001.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

January 2002	100,000 BCE common shares	100,000 BCE common shares
	17,705 BCE deferred share units	11,970 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

CAE Inc.	2000 – present	Bell Canada	CGC
Loblaw Companies Limited	2001 – present	Telesat	MRCC
Munich Reinsurance Company of Canada (Chair)	1990 – present

DONNA SOBLE KAUFMAN Ontario, Canada
CORPORATE DIRECTOR (SINCE JULY 1997) AND LAWYER
Mrs. Kaufman was formerly Chair and Chief Executive Officer of Selkirk Communications Ltd. (communications company) from 1988 to 1989 and a partner of Stikeman Elliott, LLP (law firm) from 1985 until 1997. In 2001, she was named Fellow of the Institute of Corporate Directors. She is also a director of Historica, a private sector-led education initiative to promote knowledge of Canadian history and heritage, and Baycrest, a centre for elderly and specialized care.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006[4]	OWNERSHIP AT MARCH 2, 2005[4]

June 1998	2,000 BCE common shares	2,000 BCE common shares
	19,775 BCE deferred share units	15,821 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

Hudson’s Bay Company	2000 – 2006	Bell Canada	CGC (Chair)
TransAlta Corporation (Chair)	1998 – present	Telesat
UPM-Kymmene Corporation (Finland)	2001 – 2004

p.10

Bell Canada Enterprises Management proxy circular

BRIAN MICHAEL LEVITT Québec, Canada
PARTNER AND CO-CHAIR, OSLER, HOSKIN & HARCOURT LLP (LAW FIRM) (SINCE JANUARY 2001)
Mr. Levitt was the President and Chief Executive Officer of Imasco Limited (consumer products and services company) from 1995 to 2000 and he is currently a director of the Montréal Museum of Fine Arts.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

May 1998	2,813 BCE common shares	2,813 BCE common shares
	36,095 BCE deferred share units	28,337 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

Alcan Inc.	2001 – 2003	Bell Canada	PFC
Cossette Communication Group Inc.	1999 – 2004	Telesat
Domtar Inc. (Chair)	1997 – present

THE HONOURABLE EDWARD C. LUMLEY, P.C.5 Ontario, Canada
VICE-CHAIRMAN, BMO NESBITT BURNS INC. (INVESTMENT BANK) (SINCE DECEMBER 1991)
Mr. Lumley was chairman of Noranda Manufacturing Group Inc. from 1986 to 1991. From 1974 to 1984, Mr. Lumley was a member of parliament during which time he held various cabinet portfolios in the Government of Canada including minister of industry, international trade, communications and science and technology.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

January 2003	10,000 BCE common shares	10,000 BCE common shares
	10,781 BCE deferred share units	4,120 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

Air Canada	1994 – 2004	Bell Canada	CGC
Canadian National Railway Company	1996 – present	Telesat
Dollar-Thrifty Automotive Group	1997 – present
Intier Automotive Inc.	2001 – 2005
Magna Entertainment Corp.	2000 – present
Magna International Inc. (Lead Director)	1989 – present

JUDITH MAXWELL, C.M. Ontario, Canada
RESEARCH FELLOW, CANADIAN POLICY RESEARCH NETWORKS INC. (NON-PROFIT ORGANIZATION CONDUCTING RESEARCH ON WORK, FAMILY, HEALTH, SOCIAL POLICY AND PUBLIC INVOLVEMENT) (SINCE FEBRUARY 2006)
Ms. Maxwell was founder and President of Canadian Policy Research Networks Inc. from 1995 to January 2006, is a former associate director of the School of Political Studies at Queen’s University and a former Chair, Economic Council of Canada. She was appointed Member of the Order of Canada in 1996.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

January 2000	1,000 BCE common shares	1,000 BCE common shares
	14,647 BCE deferred share units	12,463 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

Clarica Life Insurance Company	1994 – 2002	Bell Canada	Audit Committee
Telesat

p.11

Bell Canada Enterprises Management proxy circular

JOHN HECTOR MCARTHUR Massachusetts, United States of America
DEAN EMERITUS, HARVARD UNIVERSITY GRADUATE SCHOOL OF BUSINESS ADMINISTRATION (SINCE JUNE 1995)
Mr. McArthur was a senior advisor to the President, The World Bank Group, from 1996 to May 2005. Mr. McArthur was Dean of the Faculty, Harvard University Graduate School of Business Administration from 1980 through 1995. Mr. McArthur has been awarded honorary doctorates from Middlebury College, Queens University, Simon Fraser University, the University of British Columbia, University of Navarra (Spain) and the University of Western Ontario. Other awards have included a Management Achievement Award, McGill University, a Harvard Statesman Award from the HBS Club in New York and a Canadian Business Leadership Award from the combined HBS Clubs of Canada.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

May 1995	912 BCE common shares	879 BCE common shares
	41,363 BCE deferred share units	33,713 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

AES Corporation	1997 – present	Bell Canada	CGC
Cabot Corporation	1995 – present	Telesat	MRCC
Emergis Inc. (formerly BCE Emergis Inc.)	2000 – 2004
GlaxoSmithKline plc	1996 – 2004
HCA Inc.	1998 – present
KOC Holdings, A.S. (Turkey)	1999 – present
Rohm and Haas Company	1978 – 2004
Springs Industries, Inc.	1995 – 2001

THOMAS CHARLES O’NEILL, F.C.A.10 Ontario, Canada
CORPORATE DIRECTOR (SINCE OCTOBER 2002) AND CHARTERED ACCOUNTANT
Mr. O’Neill is also Vice-Chairman of the board of Governors at Queen’s University. He was Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chairman of the board from May 2002 to October 2002. He was also Chief Operating Officer of PricewaterhouseCoopers LLP global organization (professional services firm in accounting, auditing, taxation and financial advisory) from 2000 to January 2002 and Chief Executive Officer of PricewaterhouseCoopers LLP in Canada from 1998 to July 2000. He is currently a director of the Ontario Teachers’ Pension Plan.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

January 2003	3,000 BCE common shares	3,000 BCE common shares
	9,505 BCE deferred share units	9,093 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

Adecco S.A.	2004 – present	Bell Canada	Audit Committee (Chair)
Dofasco Inc.	2003 – 2006	Telesat
Loblaw Companies Limited	2003 – present
Nexen Inc.	2002 – present

p.12

Bell Canada Enterprises Management proxy circular

JAMES ALLEN PATTISON, O.C., O.B.C.6 British Columbia, Canada
CHAIRMAN AND CHIEF EXECUTIVE OFFICER, THE JIM PATTISON GROUP (DIVERSIFIED CONSUMER-ORIENTED COMPANY) (SINCE MAY 1961)
Mr. Pattison is also a trustee of the Ronald Reagan Presidential Foundation. He was appointed a Member of the Order of Canada in 1987 and of the Order of British Columbia in 1990.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

February 2005	100,000 BCE common shares	100,000 BCE common shares
5,192 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS	OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

Canaccord Capital Inc. 2004 – present	Bell Canada	PFC
Canfor Corporation 2003 – present	Telesat

ROBERT CHARLES POZEN Massachusetts, United States of America
CHAIRMAN OF THE BOARD, MFS INVESTMENT MANAGEMENT (GLOBAL INVESTMENT MANAGER) (SINCE FEBRUARY 2004)
Mr. Pozen was Vice-Chairman of the board of Fidelity Investments (investment manager) from 2000 to December 2001 and President and a director of Fidelity Management and Research Company (provider of financial services and investment resources) from 1997 to June 2001. He also served as a visiting professor, Harvard Law School, from 2002 to August 2004.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

February 2002	121,970 BCE common shares	121,970 BCE common shares
	27,481 BCE deferred share units	18,944 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS	OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

Bank of New York 2004 – 2005	Bell Canada	PFC (Chair)
Medtronic Inc. 2004 – present	Telesat	Audit Committee

MICHAEL JONATHAN SABIA3 Québec, Canada
PRESIDENT AND CHIEF EXECUTIVE OFFICER (SINCE APRIL 2002)
BCE, AND CHIEF EXECUTIVE OFFICER (SINCE MAY 2002), BELL CANADA
Mr. Sabia was President and Chief Operating Officer of BCE from March 2002 to April 2002 and Chief Operating Officer of Bell Canada from March 2002 to May 2002. He was President of BCE from 2000 to March 2002 and Executive Vice-President of BCE from July 2000 to December 2000, and Vice-Chair of Bell Canada from 2000 to March 2002. He was previously Vice-Chair and Chief Executive Officer of BCI from 1999 to June 2000 and then Vice-Chair of BCI from 2000 to November 2001. Before joining BCE, Mr. Sabia was an executive of Canadian National Railway Company (railway company) where he joined as Vice-President, Corporate Development in 1993 and was appointed Executive Vice-President and Chief Financial Officer in 1995. Prior to 1993, Mr. Sabia held a number of senior positions in the Canadian Federal Public Service, including Director-General of Tax Policy in the Department of Finance and Deputy Secretary to the Cabinet (Plans) in the Privy Council Office.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

October 2002	35,132 BCE common shares	30,708 BCE common shares
	204,612 BCE deferred share units	122,740 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

CGI Group Inc.	2003 – 2006	Bell Globemedia[7] (Chair)	N/A
Emergis Inc. (formerly BCE Emergis Inc.)	2002 – 2004	Bell Canada
Telesat

p. 13

Bell Canada Enterprises Management proxy circular

PAUL MATHIAS TELLIER, P.C., C.C., Q.C. Québec, Canada
CORPORATE DIRECTOR (SINCE DECEMBER 2004)
Mr. Tellier was President and Chief Executive Officer of Bombardier Inc. (manufacturer of business jets, regional aircraft and rail transportation equipment) from 2003 to December 2004, and President and Chief Executive Officer of Canadian National Railway Company from 1992 to December 2002. He is a director of Alcan Inc. (global materials company), also a director of the advisory board of General Motors of Canada (car manufacturer) and a director of McCain Foods Limited (food distribution, retail and production company). In 2005, Mr. Tellier was Advisor to the Canadian Government on the Softwood Lumber Negotiations with the U.S. In 1998, he was elected “Canada’s outstanding CEO of the year” and was elected in 2003 as the most respected Canadian CEO by KPMG/Ipsos-Reid Survey. He was appointed Companion of the Order of Canada in 1992 and was awarded Honorary Doctorates from the following universities: St-Mary’s University (Halifax), University of New Brunswick (Fredericton), McGill University (Montréal), University of Alberta (Edmonton) and University of Ottawa (Ottawa).

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006	OWNERSHIP AT MARCH 2, 2005

April 1999	1,700 BCE common shares	1,700 BCE common shares
	37,390 BCE deferred share units	29,576 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

Alcan Inc.	1998 – present	Bell Canada	PFC
Bombardier Inc.	1997 – 2004	Telesat
Canadian National Railway Company	1992 – 2002

VICTOR LEYLAND YOUNG, O.C. Newfoundland and Labrador, Canada
CORPORATE DIRECTOR (SINCE MAY 2001)
Mr. Young was Chairman of the board and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company) from 1984 to May 2001. He is also a director of RBC Dexia Investor Services Trust (institutional investor services company) and McCain Foods Limited (food distribution, retail and production company). He was appointed an Officer of the Order of Canada in 1996 and was awarded an Honorary Doctorate from Memorial University in Newfoundland and Labrador.

DATE JOINED BOARD	OWNERSHIP AT APRIL 12, 2006[8]	OWNERSHIP AT MARCH 2, 2005[8]

May 1995	6,040 BCE common shares	5,835 BCE common shares
	14,350 BCE deferred share units	12,179 BCE deferred share units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		OTHER BCE GROUP COMPANIES’ BOARD APPOINTMENTS	COMMITTEE APPOINTMENTS

FPI Limited	1984 – 2001	Bell Canada	Audit Committee
Imperial Oil Limited	2002 – present	Telesat	MRCC
Royal Bank of Canada	1991 – present	Aliant[9]

Aliant = Aliant Inc., Telesat = Telesat Canada, Bell Globemedia = Bell Globemedia Inc., BCI = Bell Canada International Inc.

CGC = Corporate Governance Committee, MRCC = Management Resources and Compensation Committee, PFC = Pension Fund Committee

1.	Bell Canada and Telesat are wholly-owned subsidiaries of BCE.

2.	Expected date of resignation.

3.	Mr. Currie, Mr. Fell and Mr. Sabia were directors of Teleglobe Inc. until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes on May 15, 2002.

4.	Mrs. Kaufman also currently holds 8 BCI common shares and 9,854 BCI share units and held at March 2, 2005 8 BCI common shares, and 9,854 BCI share units.

5.	Mr. Lumley was a director of Air Canada until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.

6.	Mr. Pattison was a director of Livent Inc. until September 1999. Livent Inc. filed for court protection under insolvency statutes on November 18, 1998.

7.	Bell Globemedia is currently 68.5% owned by BCE.

8.	Mr. Young also currently holds 1,500 Aliant common shares, and 4,894 Aliant share units and held at March 2, 2005, 1,500 Aliant common shares, and 3,224 Aliant share units.

9.	Aliant is currently 53.1% owned by Bell Canada.

10.	Mr. Brenneman and Mr. Currie both serve as directors of Petro-Canada. Mr. Currie and Mr. Fell both serve as directors of CAE Inc. Mr. Fell and Mr. O’Neill both serve as directors of Loblaw Companies Limited.

SHAREHOLDINGS OF NOMINATED DIRECTORS AS AT APRIL 12, 2006:
■	Equity participation of nominated directors in BCE: 1,440,208 common shares
■	Total number of deferred share units held by nominated directors: 292,219 deferred share units
■	Total value of common shares and deferred share units held by nominated directors: $40,225,009 (based on the closing price of common shares on the Toronto Stock Exchange (TSX) as of the close of business on April 12, 2006 ($27.93 per share).

p. 14

Bell Canada Enterprises Management proxy circular

COMMITTEE REPORTS
The board has four standing committees:
■	audit committee

■	corporate governance committee (CGC)

■	management resources and compensation committee (MRCC)

■	pension fund committee (PFC).
This section includes reports from each committee, which tell you about its members, responsibilities and activities in the past year.
AUDIT COMMITTEE REPORT

As a public company, we are required by law to have an audit committee. The purpose of the audit committee is set forth in its written charter which is available in the governance section of BCE’s website at www.bce.ca.
This report tells you how the audit committee is managed and BCE’s process for complying with applicable laws and regulations.
See Schedule 1 — Audit Committee in our annual information form dated March 1, 2006 for more information about the audit committee, including the audit committee’s charter, information about independence, financial literacy, relevant education and experience of audit committee members, as well as audit committee policies and procedures for engaging BCE’s external auditor.
ABOUT THE AUDIT COMMITTEE
The audit committee is currently made up of five independent directors: Mr. T.C. O’Neill (Chair), Mr. A. Bérard, Ms. J. Maxwell, Mr. R.C. Pozen and Mr. V.L. Young. The audit committee communicates regularly and directly with management and the internal and external auditors. The audit committee met seven times in 2005. Time is set aside at each regularly scheduled committee meeting, for the committee members to meet without management, and without the internal and external auditors.
The audit committee continued to focus on three key areas in 2005:
■	assessing the appropriateness of BCE’s financial reporting
■	reviewing the adequacy of BCE’s policies and processes for internal control over financial reporting, risk management and compliance with laws and regulations that apply to us, and oversight of our code of business conduct and environmental policy
■	overseeing all aspects of the internal and external audit functions.
Since BCE has securities registered in the United States, we are subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and related rules and regulations of the U.S. Securities and Exchange Commission (SEC) (related SEC rules). In addition, since BCE’s common shares are listed on the New York Stock Exchange (NYSE), we are subject to certain NYSE corporate governance rules (NYSE rules). The Canadian Securities Administrators (CSA) also issued rules relating to audit committees and certification of financial information (Canadian Financial rules).
FINANCIAL REPORTING
The audit committee meets to review the following documents with management and the external auditor and recommends them to the board for approval:
■	our annual and interim financial statements
■	the related management’s discussion and analysis of financial condition and results of operation (MD&A)
■	our annual report for U.S. purposes on Form 40-F
■	our annual information form (AIF)
■	our earnings press releases.
This review is to provide reasonable assurance that:
■	BCE’s financial reporting is complete and fairly presented in all material respects
■	the accounting standards used to prepare our financial reporting are appropriate, in particular, where judgment, estimates, risks and uncertainties are involved
■	we have provided adequate disclosure of critical issues.
The audit committee also reviews new legal and regulatory initiatives that apply to us and the adoption and disclosure of new accounting pronouncements. It also assesses the potential impact of choosing between accounting alternatives, when appropriate.
Under the Sarbanes-Oxley Act and related SEC rules, and under the Canadian Financial rules, BCE is required to design and maintain controls and procedures to ensure that the information we publicly disclose is recorded, processed, summarized and reported on a timely basis. The board has approved guidelines reflecting BCE’s disclosure controls and procedures as well as a written charter outlining the responsibilities, membership and procedures of BCE’s disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of BCE’s disclosure documents.

p.15

Bell Canada Enterprises Management proxy circular

As part of its disclosure controls and procedures, BCE has established a comprehensive process to support the annual certifications required under the Sarbanes-Oxley Act and related SEC rules, and to support the annual and quarterly certifications required under the Canadian Financial rules. Among other things, these certifications by the President and Chief Executive Officer and the Chief Financial Officer state that:
■	they are responsible for establishing and maintaining BCE’s disclosure controls and procedures
■	they have evaluated the effectiveness of these disclosure controls and procedures
■	BCE’s financial statements, related MD&A and the AIF do not contain any untrue statement of a material fact
■	BCE’s financial statements and other financial information fairly present in all material respects BCE’s financial condition, results of operation and cash flows.
Internal control over financial reporting
The audit committee has the overall responsibility of providing reasonable assurance that BCE’s internal control systems are adequate and effective. It reviews the policies in place, monitors compliance and approves recommendations for changes.
The audit committee also ensures that BCE’s processes for identifying and managing risks are adequate and that BCE complies with its business ethics and environmental policies. The Sarbanes-Oxley Act and related SEC rules require, as part of the annual certifications discussed above, that the President and Chief Executive Officer and the Chief Financial Officer certify that they have disclosed to BCE’s external auditor and to the audit committee:
■	all significant deficiencies and material weaknesses in the design or operation of BCE’s internal control over financial reporting that could negatively affect our ability to record, process, summarize and report financial information
■	any fraud involving management or other employees who have a significant role in our internal control over financial reporting.
The audit committee also oversees the requirements of the Sarbanes-Oxley Act and related SEC rules for the certification of BCE’s internal control over financial reporting. These rules are scheduled to be applicable to BCE’s 2006 annual report that will be filed in 2007. These rules require a management internal control report that contains:
■	a statement of management’s responsibilities for establishing and maintaining adequate internal control over financial reporting
■	a description of the framework used to evaluate, and management’s assessment of, the effectiveness of BCE’s internal control over financial reporting
■	a statement that the external auditor has issued a report that confirms management’s assessment.
BCE has undertaken the following initiatives to meet these requirements:
■	established a financial controls project
■	appointed an external accounting firm (other than the external auditor) to assist BCE in the project
■	held regular meetings with the audit committee, senior management and BCE’s disclosure and compliance committee to update them on the progress of the project.
BCE is on schedule to comply with these rules when they come into effect.
Audit function
EXTERNAL AUDITOR
Deloitte & Touche LLP is the current external auditor.
The audit committee is responsible for recommending to the board the appointment of the external auditor and its compensation. The audit committee is directly responsible for:
■	evaluating the external auditor to make sure that it fulfills its responsibilities. The audit committee reviews its performance against acceptable auditing standards, as well as its qualifications, independence, internal quality control procedures, audit plans and fees
■	assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving all audit and other services in advance.
AUDITOR INDEPENDENCE POLICY
BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of BCE’s relationship with the external auditor, including:
■	establishing a process for determining whether various audit and other services provided by the external auditor affect its independence
■	identifying the services that the external auditor may and may not provide to BCE and its subsidiaries
■	pre-approving all services to be provided by the external auditor of BCE and its subsidiaries
■	establishing a process outlining procedures (as part of a separate policy) when hiring current or former personnel of the external auditor in a financial oversight role to ensure auditor independence is maintained.
The Auditor Independence Policy is available in the governance section of BCE’s website at www.bce.ca.
The following summary includes a breakdown of fees for services provided in 2005 and 2004.
EXTERNAL AUDITOR’S FEES
The table below shows the fees that Deloitte & Touche LLP billed to BCE and its subsidiaries for various services for each year in the past two fiscal years.

	2005	2004

(millions)
Audit fees	$12.2	$11.4
Audit-related fees	$1.9	$3.1
Tax fees	$1.4	$1.9
Other fees	–	–

TOTAL	$15.5	$16.4

AUDIT FEES
These fees include professional services provided by the external auditor for the review of the interim financial statements, statutory audits of the annual financial statements, the review of prospectuses, review of financial accounting and reporting matters, other regulatory audits and filings and translation services.

p.16

Bell Canada Enterprises Management proxy circular

AUDIT-RELATED FEES
These fees relate to non-statutory audits, Sarbanes-Oxley Act initiatives, due diligence, pension plan audits and the review of financial accounting and reporting matters.
TAX FEES
These fees include professional services for administering compliance with our conflict of interest policy for senior management, tax compliance, tax advice and assistance with tax audits and appeals. Since October 2005, the external auditor no longer provides services with respect to compliance with our conflict of interest policy for senior management.
OTHER FEES
These fees include any other fees for permitted services not included in any of the above-stated categories.
INTERNAL AUDITOR
The audit committee also oversees the internal audit function. This includes:
■	overseeing internal audit plans, staffing and budgets
■	evaluating the responsibilities and performance of the internal auditor
■	reviewing periodic internal audit reports and corrective actions being taken.
The senior vice-president, audit and risk management reports directly to the Chair of the audit committee.
RISK MANAGEMENT
The audit committee also reviews, monitors, reports and, where appropriate, provides recommendations to the board regarding:
■	our processes for identifying, assessing and managing risk
■	our major financial risk exposures and the steps we take to monitor and control such exposures.

OTHER
The audit committee also reviews our compliance with respect to our environmental policies and also carries out an annual evaluation of its performance with the CGC, including a review of the adequacy of its charter.
Finally, the audit committee reports regularly to the board on its activities.
Report presented April 12, 2006 by:
T.C. O’NEILL, CHAIR
A. BÉRARD
J. MAXWELL
R.C. POZEN
V.L. YOUNG

p.17

Bell Canada Enterprises Management proxy circular

CORPORATE GOVERNANCE COMMITTEE REPORT

The purpose of the CGC is set forth in its written charter which is available in the governance section of BCE’s website at www.bce.ca.
This report describes how the CGC is managed and how it ensures that BCE maintains the highest standards of corporate governance to meet, and in some cases exceed, laws, regulations and other corporate governance initiatives that apply to us. It also tells you how non-management directors are compensated and the process by which such compensation in general is determined.

ABOUT THE CORPORATE GOVERNANCE COMMITTEE
The CGC is currently made up of five independent directors:
Mrs. D. Soble Kaufman (Chair), Mr. A. Bérard, Mr. A.S. Fell, the Honourable E.C. Lumley and Mr. J.H. McArthur.
The CGC communicates regularly and directly with BCE’s officers. The CGC met five times in 2005. Time is set aside at each regularly scheduled meeting, for the committee members to meet without management.
Under its charter, the CGC reviewed and reported, or made recommendations, to the board on the following matters in 2005 and up to the date of this management proxy circular:
■	the size and composition of the board to ensure that the board and its committees continue to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning
■	the independence of directors
■	the financial literacy and expertise of the members of the audit committee
■	the consideration of existing and new board interlocks
■	the consideration of the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director of BCE
■	the nominees for director who will stand for election at the meeting
■	the annual review of the effectiveness of the board and of its committees and the assessment of the performance of each director and of the board, the board Chair, board committees and each committee Chair
■	the directors’ attendance record
■	the annual review of the adequacy and form of non-management directors’ compensation for serving on the board and its committees, including the requirement for minimum share ownership, to ensure that it continues to be appropriate
■	how BCE aligns with the new corporate governance guidelines of the CSA National Instrument 58-101 — Corporate Governance Guidelines (Canadian Governance rules), NYSE rules, the Sarbanes-Oxley Act and other corporate governance initiatives
■	the statement of corporate governance principles & guidelines, including our new majority voting guidelines for the election of directors
■	the update of our director independence standards to ensure consistency with the Canadian Governance rules and the NYSE rules; these standards are available in the governance section of BCE’s website at www.bce.ca
■	BCE’s responses to the proposal submitted by a shareholder for the meeting; see Schedule E for details
■	the manner in which BCE’s shareholders will exercise their voting right at the meeting
■	the Bell Community Investment Program.
Such Community Investment Program provides in-kind support to registered charitable organizations and their initiatives taking place in Canada with the focus on the well-being, safety, security and education of children or youth living within Canada.
The CGC also carries out an annual evaluation of its performance with the board, including the review of the adequacy of each committee’s charter.
Finally, the CGC reports regularly to the board on its activities.
DIRECTORS’ ATTENDANCE RECORD

ATTENDANCE AT MEETINGS IN 2005

DIRECTORS	BOARD	COMMITTEES

A. Bérard, O.C.	11/11	10/10
R.A. Brenneman	10/11	6/7
R.J. Currie, O.C.	11/11	7/7
A.S. Fell	10/11	11/12
D. Soble Kaufman	11/11	5/5
B.M. Levitt	10/11	4/4
The Honourable E.C. Lumley, P.C.	10/11	5/5
J. Maxwell, C.M.	11/11	7/7
J.H. McArthur	10/11	11/12
T.C. O’Neill, F.C.A.	11/11	7/7
J.A. Pattison, O.C., O.B.C.[1]	8/10	2/2
R.C. Pozen	10/11	10/11
M.J. Sabia	11/11	N/A
P.M. Tellier, P.C., C.C., Q.C.	11/11	3/4
V.L. Young, O.C.	11/11	14/14

1	Mr. Pattison joined the Board and the Pension Fund Committee in February 2005 and May 2005, respectively, and therefore was not a director at the time of the first board meeting and the first two Pension Fund Committee meetings held in 2005.
DIRECTORS’ COMPENSATION
BCE’s objective is to ensure that the membership of our board is of the highest quality, with an extensive and relevant breadth of experience. As a result, the directors’ compensation program is designed to attract and retain high quality individuals to serve on the board and its committees and to align the interests of directors with those of BCE’s shareholders.
BCE’s objective is to provide adequate compensation in light of the risks and responsibilities of being an effective director. The board sets the compensation of non-management directors based on the CGC’s recommendations. The CGC regularly reviews such compensation and recommends to the board such adjustments as it considers appropriate and necessary to recognize the workload and responsibility of the board and committee members. In performing such compensation review, the CGC uses industry survey comparative data.
In 2005, the CGC refined the process for the annual review of the determination of the compensation of non-management directors by adopting more formal parameters for setting such remuneration. These parameters are established on the basis of a comparator group being the applicable publicly traded companies included in the peer group of comparator companies (Canadian and U.S.) that is used by the MRCC to benchmark its executive compensation policy. Within such comparator group, the total compensation of non-management directors is positioned at the same level as our executive compensation (see Report on Executive Compensation — Total Compensation). Following a review of the

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non-management directors’ compensation in relation to these parameters, the CGC and the board determined that the current levels of compensation of non-management directors are generally in line with market practice at this time. Any director who is also an employee of BCE, or any of its subsidiaries, does not receive any compensation as a director.
Cash compensation
The compensation listed below also compensates non-management directors for their services as directors of any subsidiaries whose common shares are not publicly traded, such as Bell Canada and Telesat. Directors receive annual fees and do not receive additional retainers or attendance fees. The table below shows the annual fee (paid quarterly) for each position.

POSITION	ANNUAL FEE

Non-management directors who live in Canada and future directors who live outside of Canada		$150,000

Two non-management directors who live outside of Canada and who were members of the board when the annual flat fee arrangement was approved in November 2002 (Mr. J.H. McArthur and Mr. R.C. Pozen)	US$	150,000

Chair of the board, who also currently serves as Chair of the board of Bell Canada with no additional compensation		$300,000

Chair of the audit committee, who also currently serves as Chair of Bell Canada’s audit committee with no additional compensation		$225,000

Directors’ share unit plan
The Share unit plan for non-employee directors (1997) serves to more closely link the interests of the non-management directors to those of BCE’s shareholders.
Each non-management director receives his or her compensation in the form of share units. One share unit is equal in value to one BCE common share and each director accumulates share units until he or she reaches the minimum share ownership requirement of 10,000 BCE common shares or share units. Once the director reaches this minimum requirement, he or she can choose how much, if any, of his or her compensation will be paid in share units.
Each director has an account where share units are credited and held until the director leaves the board. The number of share units credited to each director’s account is calculated by dividing the amount of the payment by the BCE common share price on the day the credit is made.
Holders of share units are credited additional units that are equal to the dividends on BCE’s common shares. Additional share units are credited to each non-management director’s account on each dividend payment date. The number of share units is calculated using the same rate as the dividends paid on BCE common shares.
When a director retires from the board, BCE will buy the same number of BCE common shares on the open market as the number of share units the director holds in the plan, after deducting the appropriate tax. These shares are then delivered to the former director.
Compensation of directors of subsidiary boards
The flat fee discussed above (see Cash compensation) also compensates non-management directors for their services as directors of subsidiaries whose common shares are not publicly traded, including Bell Canada and Telesat. As a result, only those directors who sit on boards of subsidiaries whose common shares are publicly traded, such as Aliant, receive additional compensation.
During 2005, one non-management director of BCE, Mr. V.L. Young, also served as a director of Aliant and certain of its subsidiaries.
Mr. Young received regular director fees from Aliant according to its rates for non-management directors. Mr. Young’s compensation from Aliant in 2005 is based on the following fee structure:

Annual retainer[1]
board	$35,000
committees	$3,000
Attendance fees
board	$1,500
committees	$1,500

1	All or part of the annual retainer and fees may have been paid in share units under the share unit plan of Aliant.
Minimum share ownership requirement
Non-management directors must own at least 10,000 BCE common shares or share units. They must meet this requirement within five years of being elected to the board or November 26, 2002 (when this requirement was adopted), whichever is later. As of the date of this circular, all non-management directors have met this minimum share ownership requirement.
The board believes that the current share ownership requirement continues to effectively link the interests of the non-management directors to those of the shareholders.
STATEMENT OF CORPORATE
GOVERNANCE PRACTICES
The board and management believe that good corporate governance practices help create and maintain shareholder value. Accordingly, we are committed to attaining high standards in all aspects of corporate governance.
In June 2005, the Canadian Governance rules came into force. The CGC conducted a careful review of these new rules and evaluated our corporate governance practices against them. The board has concluded that we comply with, and in some cases exceed, the Canadian Governance rules. Likewise, the CGC and the board reviewed our corporate governance practices against the Sarbanes-Oxley Act, other related SEC rules, NYSE rules, Canadian Financial rules, and other similar indicators.
Although we are not required to comply with most of the NYSE rules, our governance practices generally comply with them. You will find a summary of the differences between our governance practices and the NYSE rules in the governance section of BCE’s website at www.bce.ca.
Acting on the recommendation of the CGC, the board has recently adopted a Statement of Corporate Governance Principles & Guidelines.

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These guidelines complement the board’s written mandate and provide a general description of the board’s expectations and responsibilities of its individual directors.
Board of Directors
The board has overall responsibility for the supervision of the management of our business in BCE’s best interests. In exercising this responsibility, the board must act in accordance with a number of rules and standards, including:
■	the CBCA
■	the Bell Canada Act
■	other laws that apply to telecommunications companies
■	laws of general application
■	BCE’s Articles and By-Laws
■	BCE’s administrative resolution and the written charters of the board and each of its committees
■	BCE’s Code of Business Conduct (code of conduct) and other internal policies.
Role of the Board
In 2005, the board approved its written mandate, which is attached as Schedule F. The mandate can also be found in the governance section of BCE’s website at www.bce.ca. We have summarized below the principal duties and responsibilities of the board. Some of these duties and responsibilities are first reviewed and recommended by the appropriate committee and then submitted to the full board for its consideration and approval.
STRATEGY & BUDGET
The board approves our overall strategic direction and objectives during an annual key planning session. This session is typically held in November, coincident with the board’s approval of the business plan and budget for the coming year. The annual business plan outlines our strategy and objectives and sets out measurable financial and operating targets. Management reports to the board on any developments that could affect our objectives and strategic direction.
GOVERNANCE
In the broad area of governance, the board is responsible for:
■	developing our approach to, and disclosure of, corporate governance practices, including developing a Statement of Corporate Governance Principles & Guidelines
■	approving the nomination of directors and ensuring that a majority of directors are independent
■	developing appropriate qualifications and criteria for the selection of new directors and establishing the criteria for determining director independence
■	appointing the board Chair and the Chair and members of each board committee
■	ensuring that each audit committee member is financially literate, and determining who among the members of the audit committee qualify as an “audit committee financial expert”
■	providing an orientation program for new directors and identifying continuing education opportunities for all directors
■	annually assessing the effectiveness and contribution of the board, its directors, the board Chair, each board committee and their respective Chairs
■	developing written position descriptions for the board Chair, and the Chair of each board committee
■	approving the compensation policy for non-management directors.
The board has also established an administrative procedure which sets out rules governing the approval of transactions carried out in the ordinary course of BCE’s operations. These rules also provide for the delegation of authority and the signing or execution of documents on behalf of BCE.
At each regularly scheduled board meeting, the directors meet without management. Since the advent of the Canadian Governance rules on June 30, 2005, the board also met without the non-independent directors at each such regularly scheduled meeting (4 meetings).
The board and each committee may hire outside advisors at our expense. With the approval of the CGC, individual directors may also hire outside advisors.
CHIEF EXECUTIVE OFFICER AND OTHER OFFICERS
The board is responsible for:
■	appointing the Chief Executive Officer and all other officers of the company
■	developing a written position description for the role of the Chief Executive Officer
■	developing the corporate goals and objectives that the Chief Executive Officer is responsible for meeting and reviewing his performance against these corporate goals and objectives annually
■	approving the compensation and benefits policy (including pension plans) for officers and approving (by the independent directors) all forms of compensation for the Chief Executive Officer
■	providing stewardship in terms of succession planning, including the appointment, training and monitoring of the Chief Executive Officer, other officers and senior management personnel.
RISK MANAGEMENT, CAPITAL MANAGEMENT AND INTERNAL CONTROLS
In this area, the board is responsible for:
■	identifying and assessing the principal risks of our business
■	ensuring the implementation of appropriate systems to manage these risks
■	ensuring the integrity of our internal control systems and management information systems and safeguarding BCE’s assets
■	reviewing, approving and overseeing as required compliance with our disclosure policy
■	reviewing, approving and overseeing our disclosure controls and procedures.
FINANCIAL REPORTING AND EXTERNAL AUDITORS
The board is responsible for:
■	reviewing and approving, as required, our financial statements and related financial information
■	appointing (subject to approval of shareholders) and removing the external auditor
■	appointing and removing our internal auditor
■	reviewing processes for identifying and managing our principal risks, including risk management policies, internal control procedures and standards relating to risk management.

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LEGAL REQUIREMENTS AND COMMUNICATION
In addition, the board oversees the adequacy of our processes to ensure compliance with applicable legal and regulatory requirements.
The board also establishes measures for receiving feedback from shareholders. In addition to our annual shareholder meeting, we have a toll-free number for shareholder inquiries (1-888-932-6666) and for investor and general inquiries (1-800-339-6353). Shareholders and other interested parties may also communicate with the board and its Chair by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or 514-786-3891. Finally, the company communicates regularly with the investment community and the media to explain our results and to answer questions. This includes meetings, conferences, press releases and quarterly conference calls. Our quarterly financial results conference calls are broadcast live on BCE’s website at www.bce.ca.
Composition of the Board
In terms of the composition of our board, our objective is to have a sufficient range of skills, expertise and experience to ensure that the board can carry out its responsibilities effectively. We also seek to have a reasonable geographical representation that reflects where our shareholders live and where we conduct our business. Directors are chosen for their ability to contribute to the broad range of issues with which the board routinely deals. The board reviews each director’s contribution and determines whether the board’s size allows it to function efficiently and effectively. The board believes that its current size and range of skills promote effectiveness and efficiency.
The CGC receives suggestions for board candidates from individual board members, the Chief Executive Officer, shareholders and professional search organizations. On a regular basis, the CGC reviews the current profile of the board, including average age and tenure of individual directors and the representation of various areas of expertise and experience.
MAJORITY VOTING
Early in 2006, the board adopted, on a voluntary basis, majority voting principles for the election of directors at the annual shareholders’ meeting.
As we have for several years, we will continue to ensure that the proxy forms we use for the election of directors at our shareholders’ meeting enable shareholders to vote in favor of, or to withhold their vote, separately for each director nominee. We will also continue an initiative we implemented at the 2005 annual meeting to call for a vote by ballot on the election of directors rather than a vote by show of hands. The official “vote results” will be presented in the audited and final scrutineers’ report for the meeting, and the company will disclose the vote results through a report filed on SEDAR (www.sedar.com), Canada’s System for Electronic Document Analysis and Retrieval. This vote results report will include the number and percentage of votes cast for, and votes withheld from, each individual director nominee.
The board also established guidelines specifying that, in an uncontested election (i.e., the election does not involve a proxy battle), any director nominee who receives a greater number of votes “withheld” than votes “for” his or her election, must submit to the CGC his or her resignation letter no later than 10 days following the public disclosure of the vote results. The resignation will take effect upon its acceptance by the board.
It is generally expected that the CGC will recommend, absent exceptional circumstances, that the board accept such resignation. Within 90 days following the filing of the vote results, the board will, upon recommendation of the CGC, decide to accept or refuse the resignation and will promptly publicly disclose its decision via press release. A director who so tenders his or her resignation will not participate in any discussion or action of the CGC or of the board with respect to the decision to accept or not his or her resignation. In cases where the board determines to refuse the resignation, the reasons for its decision will also be disclosed. If a resignation is accepted, the board may appoint a new director to fill any vacancy, or may reduce the size of the board.
Independence of the Board
It is the board of director’s policy that a majority of its members must be independent. Again acting on the recommendation of the CGC, the board is responsible for determining whether or not each director is independent. The board analyzes all of the relationships each director has with BCE and its subsidiaries. To guide this analysis, the board has adopted director independence standards. These standards are consistent with the Canadian Governance rules and the NYSE rules and can be reviewed in the governance section of BCE’s website at www.bce.ca. In general, a director who meets these standards and who does not otherwise have a material relationship with BCE would be considered independent under the Canadian Governance rules and the NYSE rules.
Evaluating the information provided by each director against the independence standards outlined above, the board determined that all of the directors standing for election at the 2006 annual and special shareholder meeting (with the exception of our President and Chief Executive Officer M.J. Sabia) do not have a material relationship with BCE and are considered to be independent under the Canadian Governance rules and the NYSE rules. Because he is an officer of BCE, Mr. Sabia is not considered to be independent under these rules.
Other directors represent a wide variety of business sectors. Certain directors may be partners in or officers of entities that provide legal, financial or other services to us or to our subsidiaries. The board considers these directors to be independent given that:
■	the amount of fees received by such entities for services rendered to us or our subsidiaries are not material to these entities or to BCE
■	such services are provided on customary commercial terms by these entities and are received by us or our subsidiaries in the ordinary course of our respective businesses
■	we are at liberty to choose from among other service providers which maintain similar quality standards.
As well, each committee of the board consists only of independent directors. None of the members of the audit committee has directly or indirectly accepted any consulting, advisory or other compensatory fee from BCE or any of its subsidiaries, other than ordinary director fees. The board has concluded that all of the audit committee members are independent under the more stringent audit committee independence tests under the Canadian Financial rules and the NYSE rules.

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Board Chair
Our By-Laws provide that directors may determine from time to time whether the Chair should not be an officer and should act solely in a non-executive capacity. Should they decide that the Chair should be an officer acting in an executive capacity, the board must designate one of its members as the “lead director”. The lead director is responsible for ensuring that the board can function independently of management. For the past several years, the board decided that the Chair should be separate from management and appointed as Chair Mr. R.J. Currie. Mr. Currie is not an executive officer of BCE or its subsidiaries and is considered independent under the Canadian Governance rules and the NYSE rules.
The detailed mandate of the board Chair can be found in Schedule F and in the governance section of BCE’s website at www.bce.ca. The principal duties and responsibilities of the board Chair consist of leading the board in all aspects of its work, effectively managing the affairs of the board and ensuring that the board is properly organized and functions efficiently. The board Chair also advises the Chief Executive Officer in all matters concerning the interests of the board and the relationships between management personnel and board members.
Director’s Expectation and Personal Commitment
The board expects all of its members to comply with BCE’s Statement of Corporate Governance Principles & Guidelines. Members are also expected to comply with BCE’s policies that apply to directors and the various board procedures and practices. These procedures include the declaration of interest and changes in principal occupation (see below for details), the conflict of interest guidelines (see below for details), the share ownership guidelines (see Corporate Governance Committee Report — Directors’ Compensation for details) and the code of conduct (see below under Ethical Business Conduct for details). The board also expects all of its members to demonstrate beyond reproach personal and professional characteristics. These characteristics include high ethical standards and integrity, leadership, financial literacy, and current fluency in their own field of expertise.
The board further expects all of its members to make meaningful commitments during their time as directors of BCE. Each director is expected to participate in the director orientation program and in continuing education and development programs. They are expected to develop and expand a broad, current knowledge of the nature and operation of our major businesses. Similarly, all members are expected to commit the necessary time required to be an effective and fully contributing member of the board and of each board committee on which they serve.
With respect to time commitment, the board approved the following recommended guidelines:
■	each director should periodically review their other commitments (including their commitments as directors on other public and private company boards or non-profit organizations) and
■	each director should consider whether their current or intended future commitments may limit their ability to be an effective and fully contributing member of the BCE board and each committee on which they serve.
The CGC periodically reviews each director’s external commitments and considers whether such commitments may impair the director’s service on the board or each board committee on which such director serves, and provides recommendations to the board in this respect.
The CGC is also responsible for administering our policy on directors’ attendance at meetings of the board and its committees. Under this policy, the Corporate Secretary must report to the CGC any director who did not attend at least 75 per cent of the board and committee meetings held in the year. The CGC reviews each director’s attendance record and takes this into consideration when proposing the list of nominated directors for election to the board at the next annual shareholders’ meeting.
Directors must follow BCE’s procedure for declaration of interest and changes in their principal occupation. The procedure is designed to enable the CGC to be notified in a timely fashion of any change in a director’s external directorships and any change in a director’s principal occupation, and to permit the CGC to review and consider any possible effect of such a change on the suitability of that director’s continued service as a member of the board. This procedure also states that directors are expected to tender their resignation upon a change in their principal occupation, which only becomes effective when it is accepted by the board upon the recommendation of the CGC. Similarly, any change in a director’s external directorships must be promptly reported to the CGC for its consideration.
BCE’s conflict of interest guidelines for directors sets out how conflict situations will be managed during a board meeting. If a director is deemed to have a conflict of interest because of an interest in a party to a proposed contract or transaction with BCE, then a specific “declaration of interest” is noted in the minutes of the meeting. As well, the conflicted director must abstain from voting on the matter. Depending on circumstances, the director may also withdraw from the meeting while the board deliberates. This procedure is followed on an “as-required” basis.
Orientation and Continuing Education
New directors are given the opportunity to individually meet with members of senior management to aid in their understanding of our business. All directors have regular access to senior management to discuss board presentations and other matters of interest.
We also give directors a reference manual which is updated regularly. This comprehensive manual contains information about our various businesses and special legislation affecting us and our investments. It also covers the structure and responsibilities of the board and its committees, the legal duties and liabilities of directors, BCE’s Articles and By-Laws, BCE’s Statement of Corporate Governance Principles & Guidelines and other significant policies.
As part of its mandate, the CGC assists in the orientation of newly elected or appointed directors. The CGC assists new directors in becoming acquainted with BCE and its governance processes and encourages continuing education opportunities for all members of the board. To facilitate this process, BCE reimburses the costs of attending outside director education programs. During regularly scheduled board meetings presentations are made on various aspects of our business, and directors are also given the opportunity to visit our various business units.

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Board Assessments
As part of its charter, the CGC is required to develop and oversee a process to enable each director to assess the effectiveness and performance of the board and its Chair, the committees of the board and their respective Chairs and themselves as a member of the board. In 2005, the assessment process was conducted through one-on-one meetings. Each director met firstly with the Chair of the board to discuss their assessment of the performance of the board as a whole, the performance of each board committee on which they serve, the CGC Chair (if they serve on the CGC), and their own performance as a member of the board and secondly with the Chair of the CGC to discuss the performance of the Chair of the board and the Chair of each committee (other than the CGC Chair). To facilitate these meetings, a written guide (approved by the CGC) was given to each board member for their review and use in preparing for these meetings. The guide included suggestions for topics and questions for discussion at the meetings, including (among others) the board’s responsibilities, its relationship with management, its operations and its composition, committee structure and operations, and materials prepared for board and committee meetings and timeliness of delivery to directors. Following the one-on-one meetings, an in camera session of the board was held at which the board discussed and reviewed feedback from the one-on-one meetings and considered the appropriateness of any modifications or enhancements to the effective performance of the board, its committees and individual directors.
Board Committees
There are four standing committees of the board: the Audit Committee, the Corporate Governance Committee, the Management Resources and Compensation Committee and the Pension Fund Committee.

			NUMBER OF
		ALL MEMBERS	MEETINGS
COMMITTEE	MEMBERS	INDEPENDENT?	HELD IN 2005

Audit	T.C. O’Neill (Chair)	Yes	7
	A. Bérard
	J. Maxwell
	R.C. Pozen
	V.L. Young

Corporate	D. Soble Kaufman (Chair)	Yes	5
Governance	A. Bérard
(CGC)	A.S. Fell
	E.C. Lumley
	J.H. McArthur

Management	R.J. Currie (Chair)	Yes	7
Resources and	R.A. Brenneman
Compensation	A.S. Fell
(MRCC)	J.H. McArthur
	V.L. Young

Pension Fund	R.C. Pozen (Chair)	Yes	4
(PFC)	B.M. Levitt
	J.A. Pattison
	P.M. Tellier

It is our policy that each of the Audit Committee, the MRCC and the CGC must be comprised solely of independent directors.
The complete charter of each board committee can be found in the governance section of BCE’s website at www.bce.ca. As well, the position description of the committee Chairs is detailed in the corresponding committee charter. The principal duties and responsibilities of each committee Chair consists of leading the committee in all aspects of its work, effectively managing the committee’s affairs and ensuring that it is properly organized and functions efficiently. At each regularly scheduled board committee meeting, each board committee provides a report to the board of directors on its activities.
Audit Committee
The purpose of the audit committee is to assist the board in its oversight of:
■	the integrity of BCE’s financial statements and related information
■	BCE’s compliance with applicable legal and regulatory requirements
■	the independence, qualifications and appointment of the external auditor
■	the performance of both the external and internal auditor
■	management’s responsibility for reporting on internal controls and risk management.
Please see Audit Committee Report for a complete review of the activities of the committee during 2005.
FINANCIAL LITERACY, EXPERTISE AND SIMULTANEOUS SERVICE
Under the Sarbanes-Oxley Act and related SEC and NYSE rules, BCE is required to disclose whether its audit committee members include at least one “audit committee financial expert”, as defined by these rules. In addition, the Canadian Financial rules and the NYSE rules require that all audit committee members be financially literate.
The board of directors has determined that at least one of the members of the audit committee, being the Chair of the audit committee, Mr. T.C. O’Neill, is qualified as “audit committee financial expert”. Please see Schedule 1 — Audit Committee in our annual information form dated March 1, 2006, for the relevant education and experience of all our audit committee members.
The NYSE rules require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the BCE audit committee.
In addition to serving on BCE’s audit committee, the following audit committee members currently serve on the audit committees of the following public companies: Mr. Bérard — Bombardier Inc., Groupe BMTC Inc. and TransForce Inc.; and Mr. O’Neill — Nexen Inc., Adecco, S.A., and Loblaw Companies Limited. The board has carefully reviewed the audit committee service of each of Mr. Bérard and Mr. O’Neill and has concluded in each case that these other activities do not impair their ability to effectively serve on BCE’s audit committee. This conclusion is based on the following:
■	each is retired and is not involved in professional activities other than sitting on various public company boards and audit committees;
■	each has extensive accounting and financial knowledge and experience, which serves the best interests of BCE and
■	each makes valuable contributions to BCE’s audit committee.

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Corporate Governance Committee
The purpose of the CGC is to assist the board in:
■	developing and implementing our corporate governance guidelines
■	identifying individuals qualified to become board members
■	determining the composition of the board and its committees
■	determining the directors’ remuneration for board and committee service
■	developing and overseeing a process to assess the board Chair, the board, board committees, Chairs of committees, and individual directors
■	reviewing and recommending for board approval our policies concerning business conduct, ethics, public disclosure of material information and other matters.
Please see Corporate Governance Committee Report for a complete review of the activities of the corporate governance committee during 2005.
COMPENSATION OF DIRECTORS
The CGC annually reviews BCE’s compensation policy for non-management directors. It compares their compensation to that of similar companies and recommends any changes to the board. As of January 1, 2003, a “flat fee” compensation arrangement was established for non-management directors.
Please see Corporate Governance Committee Report — Directors’ Compensation for more information on directors’ compensation, including a description of the process by which the board determines the compensation of directors based on the recommendations of the CGC.
NOMINATION OF DIRECTORS
The CGC also performs the functions of a nominating committee. The CGC proposes new candidates to be nominated for election or appointment to the board and has developed qualifications and criteria to assist in the selection process.
See above under Board of Directors — Composition of the Board for more details on the nomination of directors.
Management Resources and Compensation Committee
The purpose of the MRCC is:
■	to assist the board in its oversight responsibilities concerning compensation, nomination, evaluation, and succession of officers and other management personnel
■	to oversee BCE’s health and safety policies and practices.
Please see Management Resources and Compensation Committee Report for a complete review of the activities of the MRCC during 2005.
COMPENSATION OF OFFICERS
Please see Management Resources and Compensation Committee Report — Officers’ Compensation for information on the compensation of our President and Chief Executive Officer and other officers, and on details on the process by which the board determines the compensation of officers based on the recommendations of the MRCC.
INDEPENDENT ADVICE
The company retains the firm of Towers Perrin to provide expertise and advice in connection with the design of compensation programs and policies. During 2005 management requested Towers Perrin to provide advice on various compensation matters such as a compensation market review for our directors and executive positions and our Mid and Long Term Incentive plans. They were also used to provide advice on various specific compensation issues.
Pension Fund Committee
The purpose of the PFC is to assist the board in its oversight responsibilities related to:
■	the administration, funding and investment of BCE’s pension plans and fund
■	the unitized pooled fund sponsored by BCE for the collective investment of the fund and the participant subsidiaries’ pension funds.
Please see Pension Fund Committee Report for a complete review of the activities of the committee during 2005.
Chief Executive Officer
Our Chief Executive Officer has primary responsibility for the management of the business and affairs of BCE. As such, the Chief Executive Officer, subject to the board’s approval, develops our strategic and operational orientation. In so doing, the Chief Executive Officer provides leadership and vision for the effective overall management, profitability, and growth of the company, and for increasing shareholder value and ensuring compliance with policies adopted by the board. The Chief Executive Officer is directly accountable to the board for all of BCE’s activities. In 2005, the board approved a written position description for the Chief Executive Officer, a copy of which is attached at Schedule G and is also available in the governance section of BCE’s website at www.bce.ca.
Ethical Business Conduct
In mid 2005, we established a new Ethics and Policy Management Group (EPMG) which reports to our Corporate Secretary, and in turn to the CGC and the audit committee. The creation of this new group is part of a corporate-wide initiative to strengthen our governance practices, our ethics program and our oversight of corporate policies across BCE and Bell Canada.
The EPMG has responsibility, among others, for:
■	the oversight of our ethics program, including the code of conduct and ethics training
■	our 24/7 Employee Help Line that assists employees with any ethical issues on a completely confidential and anonymous basis
■	our complaint tool allowing for anonymous reporting of issues relating to questionable accounting, internal controls, auditing matters or corporate fraud
■	the implementation and oversight of a new corporate policy management framework designed to improve employee awareness and access to some of the core corporate policies and business unit-specific processes, procedures and systems.
Corporate Policies
The most significant corporate-wide policies with respect to business ethics are the code of conduct, the complaint procedures for accounting and auditing matters, the disclosure policy and the auditor independence policy. These policies are available in the governance section of BCE’s website at www.bce.ca.

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CODE OF CONDUCT
Our code of conduct provides various rules and guidelines for ethical behaviour based on our mission and values and on applicable laws and regulations. Our code of conduct applies to all employees, officers and directors. In recognition of the important role of the directors and senior management personnel of BCE in demonstrating their commitment to and support of the company’s ethics program, as embodied in the values and rules set out in the code of conduct, in 2005 the board determined to require all directors, officers and vice-presidents to certify annually their compliance with the code of conduct. This certification also confirms their express support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the organization.
Our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Accordingly, we require that employees, officers and directors certify annually that they have reviewed and understood the code of conduct. In addition, all new employees are required to complete an on-line training course on the code of conduct within the first few weeks of being hired.
Employees must also report to their manager any real or potential conflict of interest, and, as required, provide written disclosure of such conflict to the EPMG. The EPMG is responsible for managing the conflict of interest issues of employees. In addition to the requirements to comply with the conflict of interest guidelines and procedures set out in the code of conduct applicable to employees, all officers and vice-presidents are required to disclose to the EPMG any potential or actual conflicts of interest. Any actual or potential conflict of interest is resolved by the EPMG or BCE’s Chief Legal Officer.
BCE considers it vital that employees have the most effective tools to pose questions or raise issues concerning any ethical dilemma. To that end, as part of our ethics compliance initiative, we made important improvements to our long standing Employee Help Line in 2005. We implemented a new support system which can be accessed either by telephone or on-line. The system enables employees, on a completely anonymous and confidential 24/7 basis, to pose questions or report concerns relating to issues under the code of conduct. The system is administered by an independent outside firm specializing in the field. Our new support system also provides employees a means to track the progress of their enquiries on-line and provides the company with an auditable record of issues raised.
COMPLAINT PROCEDURES FOR ACCOUNTING AND AUDITING MATTERS
In early 2004, the audit committee established procedures for receiving, filing and treating complaints that BCE or any of its subsidiaries might receive about
■	accounting, internal accounting control or auditing matters
■	evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws, or misappropriation of property that belongs to BCE or any of its subsidiaries, if such activity is deemed material by BCE’s Chief Legal Officer.
The audit committee also established “whistleblowing” procedures for confidentially and anonymously submitting concerns from employees of BCE or any of its subsidiaries about questionable accounting or auditing matters. To this end, we developed an internal innovative on-line web tool that allows all employees to report questionable accounting and auditing practices in complete confidence. This is in addition to the other means of communication available to our employees, such as the Employee Help Line discussed above, contact with the EPMG, e-mail and regular mail.
DISCLOSURE POLICY
The board periodically approves policies for communicating with our various stakeholders including shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. Several years ago, we adopted a disclosure policy governing our communications to the investment community, the media and the general public. This policy is designed to assist us in ensuring that our communications are timely, accurate and broadly disseminated according to the laws that apply to us. Among others, the policy establishes guidelines for the verification of the accuracy and completeness of information disclosed publicly and the “principles of disclosure” with respect to material information, news releases, conference calls and webcasts, electronic communications and rumours.
AUDITOR INDEPENDENCE POLICY
Our Auditor Independence Policy is a comprehensive policy governing all aspects of BCE’s relationship with its external auditor. Please see Audit Committee Report — Auditor Independence Policy for more details.
Oversight and Reports
The board is responsible for ensuring that management creates and supports a culture in which ethical business conduct is recognized, valued and exemplified throughout the organization. The board must also satisfy itself as to the integrity of the Chief Executive Officer, other corporate officers and senior management. Both the CGC and the audit committee support the board in its oversight of our ethics program. The CGC has the responsibility for the content of the policies discussed above, while the audit committee has the oversight responsibility for compliance with these policies.
The audit committee receives a quarterly report prepared by the EPMG on the number, nature and scope of issues raised under the code of conduct and provides details of the complaints received in respect of accounting and auditing matters. This report also details the status of investigations and any follow-up action required. In addition, the EPMG provides an annual report to the audit committee identifying the officers and vice-presidents who have signed their annual certification statement under the code of conduct.
The Chair of the audit committee is notified by the Chief Legal Officer of any complaints that relate to accounting, internal controls, auditing matters or corporate fraud. The results of any investigation or follow-up action are provided to the audit committee.
Report presented April 12, 2006 by:
D. SOBLE KAUFMAN, CHAIR
A. BÉRARD
A.S. FELL
THE HONOURABLE E.C. LUMLEY
J.H. MCARTHUR

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MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE REPORT

The purpose of the MRCC is set forth in its written charter which is available in the governance section of BCE’s website at www.bce.ca.
The first part of this report tells you how the MRCC is managed, what its responsibilities and powers are and how it makes sure that BCE’s strategies for management resources in general, and executive compensation in particular, are consistent with its business plan.
The second part of this report tells you how certain executive officers are compensated and the process by which such compensation of officers in general is determined.
ABOUT THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE
The MRCC met seven times in 2005. Time is set aside at each regularly scheduled committee meeting, for the committee members to meet without management. It communicates regularly and directly with BCE’s officers.
The MRCC reviewed and reported, or made recommendations, to the board on the following items in 2005 and up to the date of this management proxy circular:
■	the appointment or resignation of officers and the terms of these changes to ensure that they are appropriate in relation to both external and internal benchmarks
■	the review of proposed major changes in organization or personnel with the President and Chief Executive Officer
■	the position description of the President and Chief Executive Officer
■	the review of the President and Chief Executive Officer’s performance against pre-set specific corporate and individual goals and objectives approved by the MRCC and recommendation for approval by the independent directors of the board of the terms of his compensation
■	the review with the President and Chief Executive Officer of the performance of the other officers and the terms of their compensation
■	the review with the President and Chief Executive Officer of the BCE group’s management resources and plans for ensuring appropriate succession to officers and other management personnel
■	the review of significant changes to benefit plans (excluding pension plans which are overseen by the PFC, see Pension fund committee report)
■	the review of the share ownership requirement and the monitoring of interim measures for executives to ensure such share ownership requirements are met
■	the review of BCE’s executive compensation policy, as further detailed in this report under Executive officers’ compensation
■	the review of this report on the compensation of executive officers
■	the review of health and safety procedures and compliance with respect to the health and safety policies.
The MRCC also carried out an annual evaluation of its performance with the CGC, including the review of the adequacy of its charter.
Finally, the MRCC reports regularly to the board on its activities.
EXECUTIVE OFFICERS’ COMPENSATION
Report on Executive compensation
The executive compensation policy is designed to attract, motivate and retain the executive officers needed to achieve and surpass BCE’s corporate objectives and to build a company that leads the industry in terms of operational performance and creation of value for our shareholders.
Our compensation philosophy is to offer total compensation that is competitive in the marketplace. To complement this market positioning, we also ensure (for internal equity) that the compensation of each position fairly reflects the responsibilities of that position compared to other positions at BCE.
A substantial portion of every executive officer’s cash compensation each year is based on meeting annual corporate performance objectives. In addition, BCE has in place mid-term and long-term incentive programs. These are mainly in the form of restricted share units and stock options that are designed to:
■	compensate and retain executive officers
■	link the executive officers’ interests to those of the shareholders
■	encourage executive officers to pursue value-creating opportunities for BCE by allowing them to participate in the appreciation of share value
■	encourage the type of leadership and behaviour required for the achievement of strategic objectives by creating an even stronger link between executive compensation and BCE’s mid-term and long-term operational and financial success.
We periodically review our executive compensation policy to make sure that it continues to meet our objectives. This review also includes a specific review of the compensation of the President and Chief Executive Officer and of the executive officers. In this document, executive officers whose compensation is disclosed in the Summary compensation table are referred to as the “named executive officers”. Named executive officers are determined on a BCE consolidated basis.
In light of the evolving internal and external environments, the MRCC recommended changes to the compensation policy which were approved by the board in January 2006. The changes to the compensation policy are discussed in more detail under Change to the compensation policy for 2006 and in the future.
Total Compensation
In 2005, total compensation consisted of:
■	base salary
■	annual short-term incentive awards
■	mid-term incentive awards
■	long-term incentives, and
■	benefits and perquisites, including pension benefits, described under Other compensation information.
Total compensation is positioned at the 60th percentile of compensation paid by the group of companies that BCE compares itself against (comparator group). Paying at the 60th percentile of the comparator group means that 40% of the companies in the comparator group pay more than BCE and 60% pay less for similar positions. This allows BCE to attract and retain high-performing executives.

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Base salary and the annual short-term incentive are positioned at the 50th percentile (median) and the 75th percentile, respectively. This further reinforces the importance of meeting annual financial targets. The other components of total compensation are used to bring overall compensation of the various executive officers to the 60th percentile. This reflects our objective to put a significant portion of compensation at risk, encouraging the required behaviour for achieving the desired business results.
Since 2004, there is less emphasis on the use of long-term incentive plans under which stock options are granted in light of grants of Restricted Share Units (RSUs) made under a mid-term incentive plan. Moreover, stock options granted since 2004 have performance vesting criteria. For more information on key features of these plans, see Mid-term incentive plan and Long-term incentives.
We did not assign specific weightings to any element of the total compensation other than the positioning of base salary, short-term incentive and total compensation value in relation to the market.
The comparator group for 2005 consisted of 45 publicly traded Canadian and U.S. companies. The companies in the comparator group were selected based on one or more of the following criteria: telecommunications/high technology, strategic use of technology, most admired companies and revenues. The annual review of the comparator group in 2005 resulted in a net addition of two companies.
Please see Other compensation information — Executive compensation table for more information on compensation paid to the named executive officers over the past three years.
BASE SALARY
We determine the base salary of each executive officer within a salary range to reflect individual performance and responsibilities related to the position. The mid-point of the salary range corresponds to the median of the comparator group for similar positions. The minimum for the salary range is 20% below the mid-point and the maximum is 20% above.
ANNUAL SHORT-TERM INCENTIVE AWARDS
The short-term incentive program is designed to support the achievement of corporate objectives and reward executive officers based on BCE’s success. To recognize the increased focus of BCE’s senior executives on Bell Canada, BCE’s core asset, we decided that all short-term incentive awards for executive officers would have their corporate performance factor based on Bell Canada’s results. In 2005, the following components of Bell Canada’s performance were used for setting short-term incentive awards:
■	EBITDA[1] (45%)
■	revenue[2] (25%)
■	and customer loyalty[3] (30%).
This resulted in a Bell Canada corporate performance factor of 70% of the target award for executive officers which was computed based on total results for Bell Canada as opposed to results by business units.
We determine the annual short-term incentive awards by taking both the corporate performance and the executive officer’s individual contribution into consideration.
In 2005, the individual contribution was evaluated based on the achievement of objectives (results) and the demonstration of leadership behaviour required to drive BCE’s success (leadership attributes). The individual performance factor may vary between 0 and 200%.
Each year, we set target values for the awards. In 2005 the target awards ranged from 40% of base salary for the lowest eligible officer’s position to 125% of base salary for the President and Chief Executive Officer. The lowest target for the named executive officers was 75% of base salary.
On the basis of the above factors, we determine the size of the annual short-term incentive awards. Awards are calculated based on the product of the target award, the corporate performance factor and the individual performance factor. The maximum payout is two times the target award. In most cases, awards granted for a year are paid at the beginning of the following year.
Executive officers who are eligible to participate in the BCE share unit plan for senior executives and other key employees (1997) (deferred share unit plan) or in the employees’ profit sharing plan can choose to have up to 100% of their annual short-term incentive award paid in deferred share units (DSUs) under the deferred share unit plan or contributed to the employees’ profit sharing plan. They must decide how they wish to receive their award by the end of the year in which the award is earned. Please see Deferred share unit plan for more information. Executive officers who choose to have their incentive awards contributed to the employees’ profit sharing plan will be taxed for the year the contribution was made. Taxes will need to be paid by the time they file their income tax return for that year.
Awards in the form of DSUs can be used as a means to achieve the mandatory share ownership levels described under Share ownership requirements.
MID-TERM INCENTIVE PLAN
We may grant to BCE executive officers and other key employees, and those of certain of BCE’s subsidiaries, restricted share units (RSUs). The RSU plan is designed to more closely link the compensation of the executives with the achievement of specific operating objectives that are key in supporting the overall business strategy.
RSUs are granted for a given performance period based on position and level of contribution.

1	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans credit (cost) and restructuring and other charges. EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income.
2	Represents the total value of products and services sold.
3	For 2005, Bell Canada determined a Customer Loyalty Measurement (CLM) by conducting telephone interviews and using operational measures every month with customers of all its business units. The CLM includes a short-term and a long-term component which have a 60% and a 40% weighting, respectively. In order to determine Bell Canada’s performance on the short-term component, operational measures were used in combination with transactional surveys where customers, after having interacted with Bell Canada, were asked to evaluate the service received. With respect to the long-term component, customers evaluated their likelihood to stay with Bell. Evaluations of both components were done using 10 point scale surveys ranging from high (10) to low (1).

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At any time, the value of one RSU is equal to the value of one BCE common share. RSUs vest according to the vesting schedule relating to the performance period for the award. Under the vesting schedule, RSUs vest over time, provided that pre-set operating objectives directly aligned to specific goals are met. RSUs that are granted during a given performance period will all be subject to the same vesting rules and operating objectives attached to the performance period.
Dividend equivalents in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equal in value to the dividend paid on BCE common shares. These additional RSUs are subject to the same vesting schedule that applied to the original grant of RSUs.
At the end of the performance period, we assess the actual performance against pre-set objectives to determine the percentage of RSUs that will become vested (vesting percentage). RSUs become vested on the date the board confirms the vesting percentage. All unvested RSUs as of that date are forfeited. If an employee participating in the plan is terminated prior to the end of the performance period, he or she must have participated in at least half of the performance period to be entitled to receive his or her vested RSUs.
Participants may choose to receive their payment of RSUs in cash, in BCE common shares, or a combination of both. We may, however, determine that all or a portion of a participant’s RSUs is to be paid out in BCE common shares if he or she has not met the minimum share ownership requirements described under Share ownership requirements. Payment in cash is calculated based on the number of vested RSUs in the participant’s account times the percentage chosen for payment in cash times the market value of a BCE common share on the day before the board confirms the vesting percentage (after withholding taxes and any other deductions). For payment in BCE shares, BCE will buy a number of BCE shares on the open market equal to the number of vested RSUs chosen to be taken in BCE common shares less withholding taxes and any other deductions. Such purchase will occur within 45 days from the day the board confirms the vesting percentage.
The vesting of the RSUs granted for the two-year performance period from January 1, 2004 to December 31, 2005 (2004-2005 RSUs) was based on reaching operating objectives directly aligned to specific goals for each of the core business units of Bell Canada. These preset objectives focused on specific operating targets designed, amongst others, to enhance service performance and increase the number of multi-product customers. For more information related to the payment of vested 2004-2005 RSUs, see the table under Other compensation information — Executive compensation table.
Long-Term Incentives
STOCK OPTIONS
We may grant to BCE executive officers and other key employees as well as those of certain BCE subsidiaries, options to buy BCE common shares under stock option plans4. Under the BCE Inc. Long-Term Incentive (Stock Option) Program (1999), not more than 50% of the BCE common shares covered by options under the plan may be granted to insiders (as defined in the Plan) who participate in it. We may recommend special grants of stock options to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. We may also determine, within the parameters of the stock option plans (see Amendments section) and subject to board approval, the terms and conditions of each grant. The number of outstanding options held by an employee is not taken into account when determining if and how many new options are awarded to him or her.
The exercise price is the price at which a common share may be purchased when an option is exercised. The exercise price5 is at least equal to the market value of a BCE common share on the day before the grant becomes effective, except under certain circumstances. For example, we may set a higher exercise price when we grant the option. Or, subject to regulatory approval, in the case when a pre-existing option to acquire shares of one of BCE’s subsidiaries or of a company that BCE is acquiring is converted into an option to acquire BCE common shares, we may set a lower exercise price to maintain the economic position of the option holder.
Since 2004, the use of stock options that vest solely over time (time vesting options) has been reduced with the introduction of a performance component to the vesting schedule of options granted. These options are front-loaded meaning that options are granted at the beginning of a performance period (or later in the period when someone is hired or promoted), for the entire performance period.
Performance vesting options granted in 2004 have a performance period of January 1, 2004 to December 31, 2006 and are called the 2004-2006 Front-loaded options.
Under the terms of our stock option plans, the right to exercise an option accrues or “vests” by 25% a year for four years from the day of grant, unless we determine otherwise. In 2004, we determined that the vesting of the 2004-2006 Front-loaded options would be based on a combination of time and performance. The performance condition will be achieved if the BCE total shareholder return (BCE TSR) meets or exceeds the median total shareholder return (median TSR) of a group of 12 Canadian and U.S. publicly traded telecommunications companies. On January 31, 2006, the board confirmed that the BCE TSR did not meet the median TSR for the two-year period ending December 31, 2005. As a result, none of the 2004-2006 Front-loaded options vested on January 31, 2006. 50% of the 2004-2006 Front-loaded options were to vest if the two-year BCE TSR met or exceeded the two-year median TSR. Each TSR was calculated over the same two-year period i.e., from January 1, 2004 to December 31, 2005. There is however an opportunity for all of these options to vest at the end of 2006 depending on the results of the BCE TSR for the three-year period ending December 31, 2006. Vesting can be accelerated in certain circumstances if there is a change of control of BCE or of a subsidiary as described under Change of control.
The stock option plans provide that the term of any option may not exceed 10 years from the day it is granted. The term of the 2004-2006 Front-loaded options is six years. If the option holder retires, leaves the BCE group of companies, dies, or the company he or she works for is no

4	Three stock option plans are in place: the BCE Inc. Long-Term Incentive (Stock Option) Program (1985), the BCE Inc. Long-Term Incentive (Stock Option) Program (1999) and the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000). All such plans are substantially similar in their terms and, unless specifically noted where material differences exist, this section refers to the terms of the 1999 Stock Option Program.
5	In the BCE Inc. Replacement Stock Option (Plan of Arrangement 2000), the exercise price was set in direct relation to the value of the optionee’s existing options immediately prior to the effective date of the 2000 Arrangement and this was in connection with the spin-off of Nortel by BCE in 2000.

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longer part of the BCE group of companies, the term may be reduced pursuant to the stock option plan under which it was granted. Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death. We may use our discretionary authority under the relevant plan as described under Amendments in order to otherwise alter the terms of the options within the parameters of the relevant plans.
Option holders will lose all of their unexercised options granted after 2001 if they engage in prohibited behaviour after they leave the BCE group of companies. This includes using BCE’s confidential information for the benefit of another employer. In addition, the option holder must reimburse BCE the after-tax profit realized on exercising any options during the twelve-month period preceding the date on which the unfair employment practice began.
Prior to November 1999, some options were granted with related rights to special compensation payments (SCPs). SCPs are cash payments equal to the excess of the market value of the shares on the day of exercise of the related option over the exercise price of the option. SCPs, if any, are attached to options and are triggered when the options are exercised.
Effective January 1, 2003, BCE adopted the fair value method of accounting for stock option compensation on a prospective basis.
Change of control of BCE
In 1999, we introduced special vesting provisions that will apply if there is a change of control of BCE. A change of control of BCE occurs when:
■	another party acquires 50% or more of the outstanding securities of a class of voting or equity securities of BCE
■	the composition of a majority of the BCE board changes for a reason such as a dissident proxy solicitation
■	BCE’s shareholders approve plans or agreements for disposing of all or substantially all of BCE’s assets, liquidating or dissolving BCE, or in certain cases, merging, consolidating or amalgamating BCE, or
■	we determine that an event is a change of control.
If there is a change of control of BCE and the option holder’s employment is terminated within 18 months of the change of control for a reason other than for cause or if the option holder terminates his employment for good reason, his or her unvested options can be exercised for a period of 90 days from the date of termination, or for a longer period that we may determine.
Change of control or partial change of control of Bell Canada or a designated entity
Unvested options of an option holder who is employed in one of BCE’s business units, such as Bell Canada or another subsidiary that we identify as a “designated business unit”, will become exercisable if:
■	BCE’s interest in the business unit or subsidiary falls below 50% but remains at least 20%, and
■	the option holder’s employment is terminated within 18 months of the reduction for a reason other than for cause or if the option holder terminates employment for good reason.
The option holder has up to 90 days from that day, or longer if we so determine, to exercise the options.
If BCE’s interest in a designated business unit falls below 20%, option holders who are employed in that business unit may exercise all of their unvested options effective upon the earlier of:
■	one year following the reduction in the interest, or
■	the day the option holder was terminated.
The option holder has up to 90 days from that day, or longer if we so determine, to exercise the options.
Termination clauses
The following provisions for early termination apply to stock options, unless we have, for specific circumstances, determined otherwise either at the time an option is granted or later, based on our discretionary authority under the relevant stock option plan. See Amendments for more information.
All non-vested options are forfeited when an employee ceases to be employed by BCE or an applicable subsidiary. Participants have 30 days following their termination date (without exceeding the original option period) to exercise their vested options. At the end of the 30-day period or, as of the expiry date, all outstanding options are forfeited. The same provisions apply when someone dies except that the estate has 12 months instead of 30 days to exercise all vested options (without exceeding the original expiry date).
When an employee retires, options granted after September 2000 continue to vest for three years after retirement. Participants have three years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of the three-year period or, on the original expiry date if it is earlier, all outstanding options are forfeited.
For options granted before September 2000 which are already vested, participants have five years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of the five-year period or on the original expiry date if it is earlier, all outstanding options are forfeited.
We have determined that the termination provisions applicable to the 2004-2006 Front-loaded options will be as follows:
If an employee ceases to be employed before January 1, 2006, all options are forfeited on the date employment is terminated. If an employee ceases to be employed in 2006, vested options on the termination date can be exercised within 30 days. Unvested options are forfeited. Given that the vesting percentage established at the end of 2005 was 0%, if an employee ceases to be employed in 2006, 25% of the participant’s options will vest at the end of 2006 if the performance goal is met at that time. The participants will have 30 days after the date the board confirms the vesting percentage to exercise vested options. Unvested options are forfeited. The same provisions apply if someone dies except that the estate has 12 months to exercise vested options. At the end of this period, all outstanding options are forfeited.
If retirement occurred in 2005, one-third of the options forfeited. No options will forfeit if retirement occurs in 2006. Options that are not forfeited upon retirement continue to vest for three years after the retirement date under the vesting schedule. Participants have three years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of this period or, on the original expiry date if it is earlier, all outstanding options are forfeited.
Amendments
Under the discretionary authority granted to our committee in the relevant stock options plans6, we may use such authority to depart from standard vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any

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outstanding option, without shareholder approval. We may not, without shareholder approval, extend the term of any option beyond 10 years from the original date of grant.
Our committee is also authorized to interpret the rules of the plans and effect non-material amendments including those of a housekeeping nature to the plans, without shareholder approval.
All amendments to the stock option plans are subject to regulatory and stock exchange approvals, when applicable.
DEFERRED SHARE UNIT PLAN
The deferred share unit plan is designed to more closely link the interests of the executive officers to those of the shareholders. Deferred share units (DSUs) may be awarded to certain executive officers and other key employees and those of certain subsidiaries.
DSUs have the same value as BCE common shares. The number and terms of outstanding DSUs are not taken into account when determining if DSUs will be awarded and how many DSUs will be awarded under the plan. DSUs vest immediately.
Dividend equivalents in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equal in value to dividends paid on BCE common shares.
Executive officers can choose to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award becomes effective. These DSUs count towards the minimum share ownership requirements, which are described under Share ownership requirements.
We may also grant special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives.
Holders of DSUs may not redeem their DSUs while they are employed by a company of the BCE group. Once they leave the BCE group, BCE will buy a number of BCE common shares on the open market equal to the number of DSUs a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee.
Share Ownership Requirements
BCE believes in the importance of substantial share ownership and has compensation programs designed to encourage share ownership by executive officers. A minimum share ownership level has been set for each position as a percentage of annual base salary:
■	President and Chief Executive Officer — 500%
■	Chief Operating Officer — 400%
■	Group Presidents[7] and heads of major lines of business — 300%
■	other officers — 200%.
These officers must meet their target within five years (5-year target) with the objective that 50% of their target will be reached within 3 years (3-year target). The 5-year target must be reached by April 2006, or within five years of when they were hired or promoted if it was after April 1, 2001. Share ownership requirements also apply to all Vice-Presidents with a target of 100% of annual base salary.
Shares or DSUs received under the following programs can be used to reach the minimum share ownership level:
■	deferred share unit plan, described under Deferred share unit plan
■	employees’ savings plan, described in Other compensation information — Executive compensation table, footnote (7)
■	shares acquired and held by exercising stock options granted under BCE’s stock option plans, described under Long-term incentives, and
■	shares received upon payment of restricted share units, described under Mid-term incentive plan.
Concrete measures are taken if the 3-year target or the 5-year target is missed. These measures include, but are not limited to, the payment of a portion of the short-term annual incentive award in DSUs, the payment of RSUs in shares and, when BCE stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the net financial gain resulting from the exercise. These measures remain in effect until the target is reached.
Chief Executive Officer’s Compensation
When Mr. Sabia was appointed President and Chief Executive Officer in 2002, he asked that his current and future base salary and incentive compensation be adjusted to place more weight on variable (at risk) compensation. As a result, we reduced the mid-point of the salary range for the Chief Executive Officer from the median of the comparator group to 90% of that value (adjusted mid-point). At the same time, we increased the target value of the annual short-term incentive from 100% to 125% of base salary to preserve the alignment of the total cash compensation.
We believe, as mentioned in last year’s report, that the compensation of Mr. Sabia for 2004 was not fully competitive in the marketplace. As a result, in early 2005, we recommended and the board approved that Mr. Sabia’s base salary for year 2005 be set at $1.25 million. This is the adjusted mid-point for the comparator group.
We evaluate at the beginning of each year the performance of the Chief Executive Officer for the preceding year based on his contribution to the:
■	financial performance of BCE compared to financial targets set at the beginning of the year
■	progress of BCE in reaching its operating and strategic objectives
■	development of the executive team and succession planning
■	maintenance of BCE’s leadership in the telecommunications industry.
In 2005, BCE met or exceeded its 2005 guidance for revenue growth, cost reduction, earnings per share, free cash flow and capital intensity. Its revenues increased by 4% to $19.1 billion, with revenues from growth services outpacing the decline in the legacy business. BCE finished the year on a strong financial footing.
In the past year, BCE has made ongoing progress in lowering its cost structure and improving the customer experience. These continuing efforts are important in setting the foundations for the continued expansion of growth services and further improvements in their profitability.
In addition, BCE has recently announced a series of significant transactions to streamline BCE, to focus on its core telecom business and to surface significant value for shareholders — the latter amounting to approximately $7 billion.

6	See footnote 4 on page 28.
7	Except Mr. Wetmore who has target of 400% given his level of responsibilities.

p.30

Bell Canada Enterprises Management proxy circular

With respect to talent management, we believe that significant progress was made during 2005 in strengthening the executive team through the recruitment of highly talented operating executives and through continuing efforts to strengthen the company’s execution capabilities through a wide range of executive development and culture change initiatives. We are especially focused on the solid progress being made as a result of these initiatives on the operating procedures and culture of the company.
In light of Mr. Sabia’s substantial contribution in all of these areas, we recommended and the board awarded him a short-term incentive in the amount of $2,200,000 for the year 2005 which was computed based on an individual performance factor of 200%.
As President and Chief Executive Officer, Mr. Sabia received a grant of 100,604 RSUs in February 2004 which covers the two-year performance period of January 1, 2004 to December 31, 2005. In early 2006, the board confirmed the vesting of all RSUs granted to executives based on the achievement of specific operating objectives established at the outset of the program two years ago. Mr. Sabia has elected to use all of the after-tax proceeds (about $1.5 million) to purchase BCE common shares which he has also elected to retain throughout his tenure as President and Chief Executive Officer. Mr. Sabia will be purchasing shares on the secondary market as soon as a trading window will open (from the 3rd to the 30th business day following the announcement of BCE’s quarterly results) provided he is not otherwise precluded from trading. The payment of such RSUs has been deferred until such time as Mr. Sabia is permitted to purchase such BCE common shares.
Mr. Sabia was not granted any options in 2005 as he received Front-loaded options in February 2004 for the three-year performance period of January 1, 2004 to December 31, 2006.
We did not make any changes to Mr. Sabia’s pension arrangements in 2005.
Compensation Policy of Subsidiaries
Bell Canada’s compensation policy is the same as BCE’s. The board approved the recommendations of Bell Canada for grants of BCE options to Mr. Wetmore in 2005.
Composition of MRCC
During 2005 and up to date of this report, the MRCC consisted of five independent directors: Mr. R.J. Currie (Chair), Mr. R.A. Brenneman, Mr. A.S. Fell, Mr. J.H. McArthur and Mr. V.L. Young.
Change to the compensation policy for 2006 and in the future
While market forces are reshaping the industry resulting in profound changes, particularly in the traditional wireline business, BCE and its core asset, Bell Canada, are rethinking and adapting their business model to better serve the needs of customers with unrivalled integrated communication services delivered efficiently and cost-effectively. In such an evolutive environment, it is of the utmost importance that we encourage the required leadership skills and behaviour needed to successfully deliver on the business strategy.
Our compensation philosophy provides for a prudent approach to fixed compensation while placing significant emphasis on variable (at risk) compensation through the use of three distinct incentive plans (short-term, mid-term and long-term plans), all uniquely designed to support the achievement of specific business performance targets: annual financial results, two-year strategic operational objectives by business units and total shareholder return compared to peer companies over a three-year period. Under each of these incentive plans the performance targets must be met for any payments to be triggered.
Starting in 2006, and to remain consistent with the business directions, we will place even more emphasis on variable (at risk) compensation to reinforce a culture geared towards greater individual accountability and higher levels of performance. As such, 2005 base salaries and mid-points for executives will be maintained at current levels going forward, while short-term incentive targets will be increased by up to 10% of salary to preserve our current competitive positioning to the North American market. The incentive targets of the CEO and of the two most senior executive officers, however, will remain at the 2005 level.
Conclusion
In our view, the total compensation of the named executive officers for 2005 was appropriate in supporting the business strategy and very competitive in the marketplace.
We believe that compensation must reflect corporate performance. As a result, the annual short-term incentive award for the named executive officers was based on a corporate performance factor of 70% because the corporate objectives were not fully achieved. Conversely, the achievement of the strategic operational objectives attached to the RSU plan has significantly helped move the business forward and resulted in the vesting of all 2004-2005 RSUs. With respect to the 2004-2006 Front-loaded options, none of these vested as the BCE total shareholder return (TSR) over the last two years did not meet the median return of the peer companies. There is however an opportunity for all of these options to vest at the end of 2006 depending on the results of the BCE TSR over the three-year period ending December 31, 2006.
Overall, we are confident that our approach to compensation has allowed BCE to attract, motivate and retain executive officers whose type of leadership is considered essential for success now and in the future, and align their interests with those of our shareholders.
Report presented April 12, 2006 by:
R.J. CURRIE, CHAIR
R.A. BRENNEMAN
A.S. FELL
J.H. MCARTHUR
V.L. YOUNG

p.31

Bell Canada Enterprises Management proxy circular

Other compensation information
This section describes how the named executive officers are compensated, their pension arrangements and termination and other employment arrangements.
Executive compensation table
Compensation information for 2005, 2004 and 2003 for the President and Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers (on a BCE consolidated basis) other than the President and Chief Executive Officer and the Chief Financial Officer (our named executive officers) in 2005 is presented in the following table.

SUMMARY COMPENSATION TABLE

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					SECURITIES	SHARES OR
					UNDER OPTIONS	UNITS SUBJECT	LONG-TERM
NAME AND				OTHER ANNUAL	OR [SARS]	TO RESALE	INCENTIVE PLAN	ALL OTHER
PRINCIPAL POSITION	YEAR	SALARY	BONUS	COMPENSATION	GRANTED	RESTRICTIONS	[LTIP] PAYOUTS	COMPENSATION
		[$]	[$]	[$]	[#]	[$]	[$]	[$]
[1]				[3]	[4]	[5]	[6]	[7]

Michael J. Sabia President and Chief Executive Officer, BCE Chief Executive Officer, Bell Canada	2005	1,250,000	–	34,700	–	76,309 deferred share units based on $2,200,000	3,005,053	218,073

	2004	1,000,000	[2]	33,006	300,000	[2]	–	180,595

	2003	1,000,000	–	12,788	525,000	41,918 deferred share units based on $1,250,000	–	29,574

Siim A. Vanaselja Chief Financial Officer, BCE and Bell Canada	2005	482,500	318,300	315,190	–	–	1,202,033	42,142

	2004	465,000	208,000	–	100,000	–	–	31,499

	2003	440,000	–	–	117,899	11,136 deferred share units based on $332,100	–	14,332

Stephen G. Wetmore Group President — Corporate Performance and National Markets, BCE and Bell Canada	2005	695,237	945,000	–	200,000	–	1,202,033	56,978

	2004	617,000	355,000	–	110,000	–	–	66,755

	2003	614,167	231,400	–	181,860	–	494,800	497,511

Patrick Pichette President — Operations, Bell Canada	2005	633,333	–	–	–	17,579 deferred share units based on $477,800	1,302,187	45,168

	2004	478,000	219,050	–	120,000	7,561 deferred share units based on $219,050	–	27,286

	2003	438,000	197,100	–	107,583	6,914 deferred share units based on $206,200	–	11,350

Karen Sheriff President — Small and Medium Business, Bell Canada	2005	591,667	472,500	66,860	–	–	1,202,033	178,473

	2004	550,000	243,440	62,758	110,000	2,100 deferred share units based on $60,860	–	166,415

	2003	506,667	181,500	53,181	132,637	12,726 deferred share units based on $379,500	–	143,068

p.32

Bell Canada Enterprises Management proxy circular

(1)	MR. SABIA was appointed Executive Vice-President of BCE and Vice-Chairman of Bell Canada on July 3, 2000. On December 1, 2000, he was appointed President of BCE while maintaining his responsibilities at Bell Canada. On March 1, 2002, he became President and Chief Operating Officer of BCE and Chief Operating Officer of Bell Canada. He became President and Chief Executive Officer of BCE on April 24, 2002 and Chief Executive Officer of Bell Canada on May 2, 2002. The board determined his compensation for 2005 according to our compensation policies. We paid his 2005 total compensation, but charged 40% of it to Bell Canada for services provided to Bell Canada.

MR. VANASELJA was appointed Chief Financial Officer of BCE on January 15, 2001 and also Chief Financial Officer of Bell Canada on December 13, 2003. We paid his 2005 total compensation, but charged 40% of it to Bell Canada for services provided to Bell Canada.

MR. WETMORE was appointed Vice-Chairman, Corporate of Bell Canada on March 1, 2002 and also Executive Vice-President of BCE on May 2, 2002. On June 1, 2003, he was appointed Executive Vice-President of Bell Canada while maintaining his responsibilities at BCE. In addition to his role at BCE, he became Group President — National Markets of Bell Canada on November 10, 2003. On October 19, 2005, MR. WETMORE was appointed Group President — Corporate Performance and National Markets of BCE and Bell Canada. Prior to March 1, 2002, he was President and Chief Executive Officer of Aliant, a subsidiary of Bell Canada. His 2005 total compensation was paid by Bell Canada, but 50% of it was charged to us for services provided to BCE.

MR. PICHETTE was appointed Chief Financial Officer of Bell Canada on September 25, 2002. He was appointed Executive Vice-President of Bell Canada on December 1, 2003. On November 1, 2004, he was appointed President — Operations, Bell Canada. His 2005 total compensation was paid by Bell Canada.

MRS. SHERIFF was appointed on secondment from SBC/Ameritech, Senior Vice-President — Product Management and Product Development of Bell Canada on May 31, 1999 and Chief Marketing Officer on January 26, 2000. She was hired by Bell Canada on June 16, 2001 as Chief Marketing Officer. On June 1, 2003, she was appointed President — Small and Medium Business. Her 2005 total compensation was paid by Bell Canada.

The main terms of their employment with us are described under Pension arrangements and Termination and other employment arrangements.

(2)	The board believes that the company made considerable progress in 2004 especially with respect to the resolution of important labour negotiations, the development and implementation of the Galileo initiative and the company’s accelerated transition to Internet Protocol and a new generation of services. The board is of the view that MR. SABIA has made a particularly substantial contribution to this progress in 2004. By virtue of this contribution, the MRCC recommended and the board awarded him a short-term incentive in the amount of $1,475,000 for the year 2004. However, given the disruption in customer service that occurred in 2004 as a result of the implementation of the new wireless billing system and MR. SABIA’s belief in the final accountability of the CEO, he declined payment.

(3)	This column does not include an amount for perquisites and other personal benefits if they total less than $50,000 or 10% of the total of the annual salary and bonus, which is the disclosure threshold set by the laws that apply to us. Other types of annual compensation are disclosed in this column, as described below. For MR. SABIA, this includes an amount of $18,362 and $18,363 for payment of taxes on an additional life insurance policy of $10 million in his name for year 2005 and 2004, respectively. For MR. VANASELJA, this consists of a special compensation payment (SCP) of $315,190. Please see Management Resources and Compensation Committee (MRCC) Report — Long-term incentives for details.

For MRS. SHERIFF, “Other annual compensation” consists of perquisites which includes an amount of $40,310, $42,050 and $38,238 for 2005, 2004 and 2003, respectively, to cover tuition fees for her children during a 5-year period ending June 2006 related to her transition from AT&T/SBC to Bell Canada.

(4)	Further to MR. WETMORE’s appointment as Group President — Corporate Performance and National Markets of BCE and Bell Canada, he received a grant of 200,000 options in 2005 which will vest at 100% on November 7, 2008.

No other options were granted in 2005 as all executive officers received a grant of 2004-2006 Front-loaded options in 2004 for the 3-year performance period ending December 31, 2006. Please see MRCC Report — Long-term incentives and the tables under Stock Options for details.

We do not grant freestanding stock appreciation rights (SARs) under our stock option plans.

(5)	DSUs have the same value as BCE common shares. The number of DSUs awarded was calculated using the closing price of BCE common shares on the TSX on the day preceding the effective date (3rd business day following the date the award is approved by the board). The dollar amount included in this table is the pre-tax value of the DSUs on the day the award was effective. This column includes DSUs granted as payment of the annual short-term incentive award. For 2003, this column also includes DSUs granted as payments made under the two-year capital efficiency incentive plan of Bell Canada for MR. VANASELJA, MR. PICHETTE and MRS. SHERIFF.

The two-year capital efficiency incentive plan expired in 2003. For more information on this plan, please see BCE’s 2004 management proxy circular filed with Canadian securities regulatory authorities. Additional DSUs are credited to each named executive officer’s account on each BCE common share on the dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on our common shares. Please see MRCC Report — Deferred share unit plan for details. RSUs are not included in this column. See MRCC Report — Mid-term incentive plan for further details. The table below shows the total number of DSUs that each named executive officer held and their value at December 31, 2005, based on a BCE common share price of $27.87 at year-end. The total number of DSUs shown excludes DSUs granted in 2006 as payment of the 2005 annual short-term incentive award which are disclosed in the Summary compensation table.

	AT DECEMBER 31, 2005
NAME	TOTAL NUMBER OF	TOTAL VALUE
	DSUS HELD	$

Michael J. Sabia	126,834	3,534,857
Siim A. Vanaselja	20,407	568,745
Stephen G. Wetmore	–	–
Patrick Pichette	19,533	544,379
Karen Sheriff	31,147	868,067

Since December 31, 2005, MR. SABIA received DSUs in March 2006 as payment of the 2005 annual short-term incentive award and DSUs credited in lieu of dividends on January 15, 2006, for a total number of DSUs currently held of 204,612, as shown on page 13.

(6)	For 2005, this consists of amounts payable under the Restricted share unit (RSU) plan related to the RSUs granted in February 2004 for the 2-year performance period ending December 31, 2005 (2004-2005 RSUs). The vesting of the 2004-2005 grant of RSUs was based on reaching operating objectives directly aligned to specific goals for each of the core business units of Bell Canada. The 2004-2005 RSUs became fully vested on January 31, 2006 when the board confirmed the achievement of all specific operational objectives established at the outset of the program two years ago. The value was determined on the day the RSUs became vested i.e., January 31, 2006, based on a BCE share price of $27.38 (the day preceding the vesting date).

MR. SABIA has elected to use all of the after-tax proceeds (about $1.5 million) from RSUs to purchase BCE common shares which he has also elected to retain throughout his tenure as President and Chief Executive Officer. MR. SABIA will be purchasing shares on the secondary market as soon as a trading window will open (from the 3rd to the 30th business day following the announcement of BCE’s quarterly results), provided he is not otherwise precluded from trading. The payment of such RSUs has been deferred until such time as MR. SABIA is permitted to purchase such BCE common shares.

For 2003, this includes amounts payable under the two-year capital efficiency incentive plan of Bell Canada for MR. WETMORE. The two-year capital efficiency incentive plan expired in 2003. We have not reported an amount for MR. SABIA because he declined payment of $1,437,500 that he was entitled to receive under the two-year capital efficiency incentive plan. For more information on this plan, please see BCE’s 2004 management proxy circular filed with Canadian securities regulatory authorities.

(7)	For all the named executive officers, amounts in this column include company contributions under the BCE employees’ savings plan.

Under BCE employees’ savings plan, when employees, including executive officers, elect to contribute up to 6% of their base salary, short-term incentive awards and/or, for 2003, payment under the two-year capital efficiency incentive plan to buy BCE common shares, BCE or Bell Canada contributes $1 for every $3 that the employee contributes.

This column also includes payments for life insurance premiums for all of the named executive officers.

For MR. SABIA, it includes an amount of $19,721 for premiums paid in both 2004 and 2005 for an additional life insurance policy of $10 million in his name.

For MR. WETMORE, it also includes:
■	$17,000 for premiums paid in 2005 for an additional life insurance policy

■	$350,608 paid in 2003 by Aliant as retention bonus awarded when Aliant was formed in May 1999

■	$102,184 that Bell Canada paid in 2003 as a relocation allowance.

For MRS. SHERIFF, it also includes an amount of $120,000 per year payable until June 2006 as a special allowance to assist with her transition from AT&T/SBC to Bell Canada.

In 2004 and 2005, this also includes the value of additional DSUs credited in lieu of dividends on BCE common shares represented by DSUs, except for MR. WETMORE who does not participate in the DSU plan. For 2004 and 2005 respectively, this represents an amount of $129,494 and $159,321 for MR. SABIA, $19,531 and $25,634 for MR. VANASELJA, $11,062 and $22,290 for MR. PICHETTE and $28,648 and $38,501 for MRS. SHERIFF.

p.33

Bell Canada Enterprises Management proxy circular

Stock options
The table below shows grants of stock options made to each of the named executive officers under BCE’s stock option program for the financial year ended December 31, 2005.
OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

MARKET VALUE OF
SECURITIES
		% OF TOTAL OPTIONS/		UNDERLYING
	SECURITIES UNDER	SARS GRANTED TO	EXERCISE	OPTIONS/SARS ON
	OPTIONS/SARS	EMPLOYEES IN	OR BASE PRICE	THE DATE OF THE GRANT
	GRANTED [#]	FINANCIAL YEAR	[$/SECURITY]	[$/SECURITY]	EXPIRATION DATE
NAME	[1][2]	[2]	[3]	[3]

Michael J. Sabia	–	–	–	–	–
Siim A. Vanaselja	–	–	–	–	–
Stephen G. Wetmore[4]	200,000	13.5%	$27.82	$27.82	Nov. 6, 2011
Patrick Pichette	–	–	–	–	–
Karen Sheriff	–	–	–	–	–

1	All of the executive officers received a grant of Front-loaded options in February 2004 for the three-year period ending December 31, 2006 (2004-2006 Front-loaded options). The vesting of the 2004-2006 Front-loaded options is based on the BCE total shareholder return (BCE TSR) meeting or exceeding the median total shareholder return (median TSR) of a group of 12 Canadian and U.S. publicly traded telecommunications companies. The performance was evaluated at the end of 2005 and will be evaluated again at the end of 2006:
■	At the end of 2005 (end of second year of the performance period)

On January 31, 2006, the board confirmed that the BCE TSR did not meet the median TSR for the two-year period ending December 31, 2005. As a result, none of the 2004-2006 Front-loaded options vested on January 31, 2006. 50% of the 2004-2006 Front-loaded options were to vest if the two-year BCE TSR met or exceeded the two-year median TSR. Each TSR was calculated over the same two-year period i.e., from January 1, 2004 to December 31, 2005. There is however an opportunity for all of these options to vest at the end of 2006 depending on the results of the BCE TSR for the three-year period ending December 31, 2006.
■	At the end of 2006 (end of third year of the performance period)

100% of the 2004-2006 Front-loaded options will vest if the three-year BCE TSR meets or exceeds the three-year median TSR. Each TSR will be calculated over the same three-year period i.e., from January 1, 2004 to December 31, 2006.

Each option granted under one of the BCE stock option plans covers one common share of BCE. No rights to SCPs were attached to options granted in 2005. Please see MRCC Report — Long-term incentives for details.

2	These numbers represent stock options. No freestanding SARs are granted.

3	The exercise price of the stock options in this table is equal to the closing price of the common shares of BCE on the TSX on the day before the grant was effective.

4	Time-vesting options granted as a result of MR. WETMORE’s appointment as Group President — Corporate Performance and National Markets of BCE and Bell Canada on October 19, 2005. These stock options will vest at 100% on November 7, 2008.

The table below is a summary of all of the stock options that each of the named executive officers exercised under BCE’s stock option plans and the Aliant stock option plan in the financial year ended December 31, 2005. It also shows the total value of their unexercised options at December 31, 2005.
AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

							VALUE OF
							UNEXERCISED
					UNEXERCISED		“IN-THE-MONEY”
		SECURITIES	AGGREGATE		OPTIONS/SARS AT		OPTIONS/SARS AT
		ACQUIRED	VALUE REALIZED		DECEMBER 31, 2005		DECEMBER 31, 2005
		ON EXERCISE	[$]		[#]		[$]
NAME		[#]	[1]		[2]		[2][3]
				EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE

Michael J. Sabia	BCE	–	–	925,400	652,500	1,842,707	–
Siim A. Vanaselja	BCE	16,800	315,190	220,490	187,798	–	–
Stephen G. Wetmore	BCE	–	–	353,430	533,430	306,450	214,300
Stephen G. Wetmore	Aliant[4]	–	–	254,351	–	108,281	–
Patrick Pichette	BCE	–	–	305,403	215,997	–	–
Karen Sheriff	BCE	–	–	235,240	205,960	–	–

1	The total value realized is calculated using the closing price of a board lot of common shares of BCE or Aliant, whichever applies, on the TSX on the day the options were exercised less the exercise price. It does not include SCPs. These appear under “Other annual compensation” in the Summary compensation table. Please see MRCC Report — Long-term incentives for more information.

2	These numbers relate only to stock options. No freestanding SARs are granted.

3	An option is “in-the-money” when it can be exercised at a profit. This happens when the market value of the shares is higher than the price at which they may be exercised. The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE or Aliant, whichever applies, on the TSX on December 31, 2005, less the exercise price of those options.

4	Aliant has a stock option plan that is almost the same as BCE’s, except that the options vest at 33⅓% a year for three years from the day of the grant. As President and Chief Executive Officer, MR. WETMORE participated in Aliant’s stock option plan until the end of February 2002 and still had outstanding options in that plan as of the end of 2005.

p.34

Bell Canada Enterprises Management proxy circular

ADDITIONAL INFORMATION WITH RESPECT TO SECURITY-BASED COMPENSATION PLANS
EQUITY COMPENSATION PLAN INFORMATION

			NUMBER OF SECURITIES REMAINING
	NUMBER OF SECURITIES TO BE	WEIGHTED-AVERAGE	AVAILABLE FOR FUTURE ISSUANCE
	ISSUED UPON EXERCISE OF	EXERCISE PRICE OF	UNDER EQUITY COMPENSATION
	OUTSTANDING OPTIONS,	OUTSTANDING OPTIONS,	PLANS [EXCLUDING SECURITIES
	WARRANTS AND RIGHTS	WARRANTS AND RIGHTS	REFLECTED IN COLUMN [A]
PLAN CATEGORY	# [A]	$ [B]	# [C]

Equity compensation plans approved by securityholders	979,644	20	2,294,209
Equity compensation plans not approved by securityholders[1]	26,363,091	33	36,010,987	[2]

Total	27,342,735	32	38,305,196

1	The material features of the BCE Inc. Long-Term Incentive (Stock Option) Program 1999 are provided in the section MRCC Report
— Stock Options and the material features of the Employees’ Savings Plans 1970 and 2000 are provided in the section Employees’ Savings Plans.

2	This number includes 13,513,812 BCE common shares issuable pursuant to employee subscriptions under the Employees’ Savings Plans (1970) and 2000.
The following table sets out the number of securities issued and issuable under each of the Corporation’s security-based compensation arrangements and the number of BCE common shares underlying outstanding options and percentages represented by each calculated over the number of BCE common shares outstanding as at December 31, 2005.

	COMMON SHARES		COMMON SHARES		COMMON SHARES UNDER
	ISSUABLE[1]		ISSUED TO DATE		OUTSTANDING OPTIONS

	#	%[2]	#	%[2]	#	%[2]

BCE Inc. Long-Term (Stock Option) Program 1985	2,294,209	0.2%	4,310,395	0.5%	–	–
BCE Inc. Long-Term Incentive (Stock Option) Program 1999	48,860,266	5.3%	833,639	0.1%	26,363,091	2.8%
BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000)	515,915	0.1%	3,185,576	0.3%	515,915	0.1%
Teleglobe Stock Options	463,729	0.1%	5,752,899	0.6%	463,729	0.1%
Employee Savings Plans 1970 and 2000	13,513,812	1.5%	16,574,937	1.8%	n/a	n/a

1	This number excludes BCE common shares issued to date and represents the aggregate of BCE common shares underlying outstanding options and BCE common shares remaining available for future grants of options and subscriptions under the Employees’ Savings Plans.

2	Outstanding BCE Common Shares as at December 31, 2005 = 927,317,254.
Employees’ savings plans (ESPs)8
ESPs are designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Each year, eligible employees who participate in the plans can choose to have up to a certain percentage of their annual earnings withheld through regular payroll deductions to buy BCE common shares. In some cases, the employer may also contribute up to a maximum percentage of the employee’s annual earnings to the plan. The number of shares which may be issued under the ESPs to any insider, within any one-year period, combined with the number of shares issued to such insider within the same one-year period under any stock option plan may not exceed 5% of all outstanding BCE common shares. Each participating company decides on its maximum contribution percentage. Employees can contribute up to 12% of their annual earnings. BCE or Bell contributes up to 2%. The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares
(if any) purchased from BCE shall be equal to the weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE. The purchase price for treasury shares may not be below the market price of the securities, as established pursuant to the plan. All the shares have been purchased on the market in 2005, but we may issue shares from treasury from time to time to fill employee subscriptions. Upon termination of employment, participation in the ESPs ceases and the participant receives all the shares or the value of such shares in the participant’s account, excluding those purchased by contributions made by the participating company during the year of termination unless the participating company authorizes it. In instances of retirement or death, such entitlement to the company contribution is automatic. Participation in the ESPs is not assignable. Under the terms of the ESPs, we are authorized to interpret the rules of the plans and effect amendments, including those of a housekeeping nature to the plans, without shareholder approval.

8	Two ESPs are in place: The BCE Inc. Employees’ Savings Plan (1970) and the BCE Inc. Employee’s Savings Plan (2000). The ESP (2000) is not currently in use and thus, there are no accumulated shares currently issued under this plan. The terms of both plans are substantially similar.

p.35

Bell Canada Enterprises Management proxy circular

Pension arrangements
All of the named executive officers participate in the non-contributory defined benefit component of the BCE or Bell Canada pension plan. The BCE and Bell Canada plans are very similar. In addition, officers including the named executive officers enter into supplementary executive retirement agreements (SERPs).
SERPS
Named executive officers receive 1.5 years of pensionable service under the defined benefit SERPs for every year they serve as an officer of BCE, one of its subsidiaries or an associated company. Retirement eligibility is based on the executive officer’s age and years of service. The board may credit additional years of service towards retirement eligibility, pension calculation or both, through a special arrangement.
In general, a named executive officer will receive SERP benefits when he or she reaches:
■	at least age 55, and the sum of age and service is at least 85

■	at least age 60, and the sum of age and service is at least 80

■	age 65 and has 15 years of service.
Pensions are calculated based on pensionable service and pensionable earnings. Pensionable earnings include salary and short-term incentive awards, up to the target value, whether they are paid in cash or DSUs. The one-year average of the named executive officers’ best consecutive 36 months of pensionable earnings is used to calculate his or her pension.
A named executive officer may receive up to 70% of his or her average pensionable earnings as total pension benefits under the defined benefit pension plans and SERPs.
Pensions are payable for life. Surviving spouses receive about 60% of the pension that was payable to the named executive officer.
Named executive officers receive a retirement allowance equal to one year’s base salary when they retire. This is not included in their pensionable earnings.
ESTIMATED ANNUAL PENSION BENEFITS
The table below shows the estimated annual pension benefits for various categories of pensionable earnings and years of pensionable service that would be payable under the defined benefit pension plans and SERPs, assuming that a named executive officer retired on December 31, 2005 at age 65.
These benefits are not subject to any deductions for government benefits or other offset amounts. They are partly indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

	YEARS OF PENSIONABLE EARNINGS

PENSIONABLE EARNINGS [$]	20 YEARS	30 YEARS	40 YEARS	50 YEARS

500,000	164,200	244,900	317,200	350,000
900,000	300,200	447,700	580,000	630,000
1,300,000	436,200	650,500	842,800	910,000
1,700,000	572,200	853,300	1,105,600	1,190,000
2,100,000	708,200	1,056,100	1,368,400	1,470,000
2,500,000	844,200	1,258,900	1,631,200	1,750,000
2,900,000	980,200	1,461,700	1,894,000	2,030,000
3,300,000	1,116,200	1,664,500	2,156,800	2,310,000
3,700,000	1,252,200	1,867,300	2,419,600	2,590,000

PENSION BENEFITS FOR NAMED EXECUTIVE OFFICERS
The number of years of service for calculating total pension benefits at December 31, 2005 was 24.5 years for Mr. Sabia (age 52), 17.3 years for Mr. Vanaselja (age 49), 9.8 years for Mr. Wetmore (age 53), 7.4 years for Mr. Pichette (age 43) and 9.9 years for Mrs. Sheriff (age 47).
Mr. Sabia is eligible for SERP benefits if he retires on or after age 60. If Mr. Sabia’s employment is terminated on or after age 55 but before age 60, his pension will be at least equal to 40% of his pensionable earnings. In this case, the calculation will be based on the annual average of his best consecutive 60 months of pensionable earnings. If Mr. Sabia’s employment is terminated before age 55 for a reason other than for cause or a change of control, his pension from age 55 will be calculated as if he was age 55 when he left the company.
Mr. Vanaselja and Mrs. Sheriff are eligible for SERP benefits if they retire on or after age 60. If they retire from the company between age 55 and 60, they will receive a pension calculated according to the company pension plan with the exclusion of the maximum pension provision prescribed by the Income Tax Act (Canada).
Mr. Wetmore can retire at age 55 under his SERP. His pension will equal 25% of his average pensionable earnings if he retires at age 55, 40% at age 60 and 55% at age 65. This includes pension benefits he earned when he was employed at Aliant.
Mr. Pichette can retire at age 55 under his SERP. If Mr. Pichette’s employment terminates on or after age 47 but before age 55, or if his employment is severed for any reasons other than cause between age 45 and 47, he will be eligible for a deferred pension at age 55 according to the company pension plan with deemed service being credited until age 55 and with the exclusion of the maximum pension provision prescribed by the Income Tax Act (Canada).
Based on current pensionable earnings and service accrual to the earliest eligibility date for a supplementary pension, the estimated annual benefits payable are as follows:

		ESTIMATED
	AGE AT EARLIEST	ANNUAL BENEFIT
EXECUTIVE	ELIGIBILITY DATE	$

Michael J. Sabia	55	662,400
Siim A. Vanaselja	60	330,900
Stephen G. Wetmore	55	285,400
Patrick Pichette	55	260,900
Karen Sheriff	60	343,000

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Bell Canada Enterprises Management proxy circular

Termination and other employment arrangements
We entered into an agreement with Mr. Sabia on April 24, 2002 setting out the terms of his employment. In addition to the total compensation elements and pension arrangements described above, the agreement provides for the following principal terms:
Mr. Sabia will receive payments if:
■	he is terminated without cause, including following a change of control, or

■	he resigns for certain reasons, including if there is a major change in his responsibilities, such as being removed as a director of BCE (other than if required by law), a reduction in his total compensation or specific benefits or perquisites, or for any reason within one year of a change of control. The employment agreement defines a change of control primarily as another party acquiring at least 33⅓% of BCE’s voting shares or at least 33⅓% of its assets.
These payments include:
■	base salary and annual short-term incentive award, prorated to the number of complete months expired immediately after the termination

■	a lump-sum payment equal to his base salary plus the target value of the annual short-term incentive award for up to 36 months or the period between the day he is terminated and the day he is eligible to receive his pension at age 65, whichever is less. The current target for the annual short-term incentive award for the Chief Executive Officer is 125% of base salary.

■	any other benefits, such as pension, disability, insurance proceeds, stock options or other amounts that may be payable under any other plan or agreement if Mr. Sabia’s employment is terminated.
The above payments are subject to Mr. Sabia’s compliance with the non-competition and non-solicitation provisions of his employment agreement.
If there is a change of control, all of Mr. Sabia’s BCE stock options will vest, whether his employment is terminated or not.
Mr. Sabia’s employment agreement also covers compensation and treatment of stock options if he leaves BCE because of illness or disability, if he retires or if he dies.
Mr. Wetmore’s employment agreement dated December 22, 2003 with Bell Canada covers compensation and provides for payments if:
■	he is terminated without cause, or

■	he resigns for certain reasons, including any significant change in his duties, functions or total compensation and which are not reasonable to Mr. Wetmore.
These payments include:
■	a severance indemnity equal to his base salary and annual short-term incentive award at target for a period of 24 months or a period equal to the amount of time between the date of termination and age 65, whichever is less

■	vesting of all of Mr. Wetmore’s BCE stock options.
The above payments are subject to Mr. Wetmore’s compliance with the non-competition and non-solicitation provisions of his employment agreement.
Mr. Pichette will receive the following severance payout if his employment is terminated for any reasons other than cause:
■	a severance indemnity equal to his base salary and annual short-term incentive award at target for a period of 24 months.
Mrs. Sheriff’s offer of employment dated May 9, 2001 provides for a severance payout if she resigns prior to age 60 for reasons other than cause. The severance payout is as follows:
■	A lump-sum payment equal to one time salary for termination of employment before having reached five years of service from her date of hire by Bell Canada

■	A lump-sum payment ranging from one time up to two and a half times base salary plus annual short-term incentive award at target for termination of employment between five years from her date of hire by Bell Canada and age 60.
In the case of Bell Canada initiated termination of employment for reasons other than cause, Mrs. Sheriff would be entitled to a severance payout equal to two times base salary plus annual short-term incentive award at target.
Performance graph
SHAREHOLDER RETURN PERFORMANCE GRAPH
The graphs below compare the cumulative annual total return of BCE common shares against the cumulative annual total return of the S&PTSX Composite Index and the S&P Global 1200 Telecommunication Services Index, assuming an initial investment of $100 and that all subsequent dividends were reinvested. Percentages shown within the graphs represent compounded annual rates of return over the period.

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Bell Canada Enterprises Management proxy circular

INDEX
BCE’s total return index is based on BCE’s share price on the Toronto Stock Exchange plus any unpaid dividends.
S&P/TSX COMPOSITE INDEX
The S&P/TSX Composite Index comprises approximately 71% of the total market capitalization of Canadian-based companies listed on the Toronto Stock Exchange. Such companies include amongst others: BCE Inc., Bombardier Inc., Nortel Networks Corp., Royal Bank of Canada, and Canadian National Railway Company. The S&P/TSX total return data was obtained from Standard & Poor’s.
S&P GLOBAL 1200 TELECOMMUNICATIONS SERVICES INDEX
The S&P Global 1200 Telecommunications Services Index consists of 39 companies worldwide including amongst others: BCE Inc., TELUS Corp., Rogers Communications Inc., the U.S. Regional Bell Operating Companies (BellSouth Corp., AT&T Inc., Verizon Communications Inc., Qwest Communications International Inc.), European Incumbent Local Exchange Carriers (BT Group, Deutsche Telekom AG, France Telecom SA, Telecom Italia SpA, Telefonica S.A.), the U.S. Regional Local Exchange Carriers (ALLTEL Corp., Century Telephone, Citizens Communications) and wireless companies (Sprint Nextel Corp., Vodafone Group PLC, China Mobile (Hong Kong) Ltd., NTT Docomo Inc.). The S&P Global 1200 Telecommunication Services total return data was obtained from Standard & Poor’s.

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Bell Canada Enterprises Management proxy circular

PENSION FUND COMMITTEE REPORT

The purpose of the PFC is set forth in its written charter which is available in the governance section of BCE’s website at www.bce.ca.
A pension fund committee is not required under the Sarbanes-Oxley Act, the related SEC rules, the NYSE rules, the Canadian Financial rules or Canadian Governance rules. However, the board believes that the PFC further enhances BCE’s corporate governance practices.
This report tells you how the PFC is managed and how it makes sure that BCE’s applicable pension plans, pension funds and master fund are properly managed.
ABOUT THE PENSION FUND COMMITTEE
The PFC is currently made up of four independent directors: Mr. R.C. Pozen (Chair), Mr. B.M. Levitt, Mr. J.A. Pattison and Mr. P.M. Tellier. The PFC communicates regularly and directly with BCE’s officers. The PFC met four times in 2005. Time is set aside at each regularly scheduled committee meeting, for the committee members to meet without management.
The PFC advises the board on policies relating to the administration, funding and investment of the pension plan, pension fund and master fund. The master fund is a unitized pooled fund that BCE sponsors for the collective investment of its pension fund and the pension funds of its participating subsidiaries.
The PFC focused on five key areas in 2005:
■	monitoring the performance of the pension fund

■	updating the statements of investment policies and procedures for the master fund together with more specific reviews of certain investment components provided for in such investment policies

■	reviewing the financial situation of BCE’s applicable pension plans in light of new actuarial standards and lower interest rates

■	overseeing the implementation of a defined contribution pension plan option for eligible BCE group employees. This pension alternative was introduced in late 2004 and features active and passive investment options offered through a multi-manager structure.

■	adopting policies in respect of revised legislative requirements applicable to certain of BCE’s pension plans.
Under its charter, the PFC also reviewed and reported, or made recommendations, to the board on the following key items in 2005 and up to the date of this management proxy circular:
■	the overall structure of the investment process, including the periodic review of the performance of applicable investment managers

■	the review of the operating systems (including control systems and procedures for supervising and monitoring the operating systems) in place for carrying out BCE’s responsibilities as employer and administrator of the pension plan, pension fund and master fund.
The PFC reports to the board on the appropriateness of these operating and control systems.
The PFC also carries out an annual evaluation of its performance with the CGC, including the adequacy of its charter.
Finally, the PFC reports regularly to the board on its activities.
Report presented April 12, 2006 by:
R.C. POZEN, CHAIR
B.M. LEVITT
J.A. PATTISON
P.M. TELLIER

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Bell Canada Enterprises Management proxy circular

BACKGROUND INFORMATION TO THE BCE PLAN OF ARRANGEMENT

The information concerning Aliant contained in this circular has been provided to BCE by Aliant or has been taken from or is based upon publicly available documents and records of Aliant on file with Canadian securities regulatory authorities and other public sources and has not been independently verified by BCE. Although we have no knowledge that would indicate that any of the statements contained herein and taken from or based on such information are untrue or incomplete, we do not assume any responsibility for the accuracy or completeness of such information, or for any failure by Aliant to disclose publicly events or acts that may have occurred or that may affect the significance or accuracy of any such information and that are unknown to us. Unless otherwise indicated, information concerning Aliant is given as at April 12, 2006.
PROCESS LEADING TO THE CREATION OF THE FUND
In early December 2005, Michael J. Sabia, our President and Chief Executive Officer, met with Charles White, the Chairman of the Board of Directors of Aliant, to discuss a possible transaction which would involve (i) a combination of Bell Canada’s wireline telecommunications operation in its regional low density territories in Ontario and Québec with Aliant’s wireline telecommunications and related operations into an income trust, and (ii) a transfer by Aliant to Bell Canada of Aliant’s wireless telecommunications operation and retail outlets. Following this meeting, our management engaged in extensive discussions with the management of Aliant. In late January, following negotiations, the parties had not reached agreement, and we terminated our discussions with Aliant.
On February 1, 2006, we announced that we would be forming a new telecommunications income trust that would own and manage 1.6 million local access lines in parts of Bell Canada’s territory in regional Ontario and Québec (Bell Regional Trust).
During the second week of February 2006, the parties reconvened to engage in further discussions at which time the discussions expanded to include the contribution of BCE’s 63.4% indirect interest in the Bell Nordiq Partnerships to the proposed combination. On March 6, 2006, we reached an agreement on the final terms of the transaction. From December 2005 to March 2006, we presented our business and financial analyses to the board comparing, among other things, the economic and strategic merits of the Bell Regional Trust alternative to that of the larger combined income trust including Aliant’s wireline operation and BCE’s indirect interest in the Bell Nordiq Partnerships.
On March 7, 2006, we and Aliant announced the proposed creation of the Fund, expected to be one of the largest regional telecommunications service providers in North America. The Fund’s operating entities will own and manage 3.4 million local access lines and over 422,000 high speed Internet subscribers in Ontario, Québec and Atlantic Canada. The transaction also includes Bell Canada acquiring Aliant’s wireless assets and Aliant’s DownEast retail outlets.
The board believes that the Fund will bring additional strategic value relative to the Bell Regional Trust initiative from (i) the simplification of our ownership of regional telecommunications assets by combining our regional telecommunications holdings into a BCE-controlled trust vehicle, (ii) the creation of an entity with greater scale and scope for future growth opportunities, and (iii) the strengthening of Bell Canada’s overall national wireless strategy with the acquisition of Aliant’s wireless assets.
SUMMARY OF THE FUND TRANSACTIONS
Generally speaking, in order to complete the Fund Transactions leading to the creation of the Fund and its related entities, the following will occur:
■	Aliant will contribute all of its operations to a new entity in which the Fund will hold an indirect interest,

■	we will contribute our wireline operations in our regional territories in Ontario and Québec to the same entity, and will contribute to another entity in which the Fund will hold an indirect interest both (i) our approximate 53.1% interest (on an undiluted basis) held in Aliant through Bell Canada and its affiliates and (ii) our 63.4% indirect interest in the Bell Nordiq Partnerships,

■	Aliant’s wireless assets and Aliant’s shares in its wholly-owned subsidiary, DownEast, will be transferred to Bell Canada,

■	$1.256 billion of BCE consolidated debt will effectively be transferred to the Fund, and

■	as a result of these transactions, we will hold a 73.5% interest in the Fund (on a fully-diluted basis).
We will have the ability to appoint a majority of the directors of the operating entities of the Fund and to nominate a majority of the trustees of the Fund as long as we own a 30% or more fully-diluted interest in the Fund and certain major commercial agreements are in place. Otherwise, we will be entitled to appoint our proportionate share of directors of the operating entities of the Fund and to nominate our proportionate share of the trustees of the Fund (rounded up to the next whole number) based on our fully-diluted ownership of Units. Also, if certain major commercial agreements are in place, we will be entitled to appoint two directors of the operating entities of the Fund, irrespective of our ownership interest in the Fund. Also, we will have the ability to veto certain actions of the Fund and the operating entities of the Fund (i.e. approval of business plan, significant corporate transactions, material changes in business, leverage in excess of 2.5 times debt to EBITDA, appointment and change of Chief Executive Officer and material commercial agreements with competitors of BCE) as long as we own a 20% or more fully-diluted interest in the Fund.
You are not being asked to approve the transactions leading to the creation of the Fund as BCE shareholder approval is not required under applicable law.
For detailed information on the Fund Transactions, see the sections of the Aliant Circular entitled: The Arrangement — Overview of the Arrangement, — Structure Following the Closing of the Arrangement, and — Anticipated Timing, which are incorporated herein by reference.
THE BUSINESS OF THE FUND
For more information, see the section of the Aliant Circular entitled: Summary — The Business of the Fund, which is incorporated herein by reference.
Overview
The Fund’s operating entities will provide local and access services, long-distance, Internet, data services, IPTV, product and service bundles, wholesale services and other related services to approximately 2.2 million residential and 160,000 business customers. The Fund’s operating entities will also provide information technology services through Xwave Solutions Inc.

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Bell Canada Enterprises Management proxy circular

The table below sets out certain key operational and footprint statistics regarding the Fund’s operating entities:

SELECTED METRICS-YEAR ENDED DECEMBER 31, 2005

Local Access Lines	3.36 million
Residential	2.17 million
Business	1.19 million
Internet Subscribers	685,000
Dial-up Internet Subscribers	263,000
High-Speed Internet Subscribers	422,000
Wireless Subscribers	69,000 (1)
Employees	Approximately 10,500
Provinces	Newfoundland and Labrador,
New Brunswick, Nova Scotia,
Prince Edward Island, Ontario
and Québec
Total Population	5.3 million
Land Area Covered	1.5 million km2
Line Density	2.2 lines per km2
High-Speed Internet Footprint	70% coverage

1	Served by the Bell Nordiq Partnerships
Geography and Customers
The territory served by the Fund’s operating entities is broadly contiguous, covering over 1.5 million km2 and spanning six provinces (Newfoundland and Labrador, New Brunswick, Nova Scotia, Prince Edward Island, Ontario and Québec), with a population of approximately 5.3 million. The Fund’s operating entities will service all territory in Atlantic Canada, all or parts of the 418, 450 and 819 area codes in Québec and all or parts of the 519, 613, 705 and 807 area codes in Ontario.
The territory covered by the Fund’s operating entities is comprised predominantly of small to medium sized cities and a vast dispersion of low population rural areas, resulting in line density of only 2.2 lines/km2. The population in this territory has grown modestly since 2001 by a compound annual growth rate of approximately 0.4%. The largest 20 cities and towns served by the Fund’s operating entities are as follows:

CITY	POPULATION (THOUSANDS)

Halifax, NS	359
St. John’s, NL	172
Sudbury, ON	161
Chatham, ON	109
Sydney, NS	106
Sault Ste. Marie, ON	74
Sarnia, ON	74
Saint John, NB	70
North Bay, ON	66
Moncton, NB	61
Cornwall, ON	60
Chicoutimi, QC	58
Jonquière, QC	54
Brockville, ON	47
Fredericton, NB	47
Victoriaville, QC	43
Owen Sound, ON	33
Charlottetown, PEI	32
Alma, QC	30
Orangeville, ON	29

Financial Information(1)
On a pro forma basis for 2005, the Fund had approximately $3.3 billion of combined operating revenue and $1.5 billion of combined EBITDA, corresponding to an EBITDA margin of approximately 45%. In addition, the Fund had approximately $2.7 billion of total long-term debt outstanding on a pro forma basis, which is equal to approximately 1.8x combined EBITDA. Pro forma cash available for distribution in 2005 would have been approximately $685 million. Initially, it is expected that the Fund will pay out approximately 90% of its cash available for distribution to its unitholders.

1	For more information, see the sections of the Aliant Circular entitled: Description of Non-GAAP Measures, Summary of Distributable Cash, and Reconciliation of Historical Results to EBITDA and Adjusted EBITDA, which are incorporated herein by reference.
Commercial Agreements with Bell Canada
The Fund will be a significant core asset for us, with its business closely aligned with that of Bell Canada for the long-term. In addition to the outsourced services currently provided to Aliant, Bell Canada will provide a number of outsourced services to enable the Fund’s operating entities to operate in their regional territories in Ontario and Québec. These outsourcing services will include contact center management, billing services, information systems and technology development and support, network operations and new product and services development. The outsourcing agreements will represent approximately 65% of the current cost base of the Ontario and Québec regional operations.
Competitive Strengths
The Fund’s operating entities have competitive strengths, which include the following:
SIGNIFICANT SCALE OF OPERATIONS
Following the completion of the Fund Transactions, the Fund’s operating entities will collectively be the third largest incumbent local exchange carrier (ILEC) in Canada, giving them a significant scale advantage relative to other carriers in regional markets. The larger scale provides for increased cost efficiency due to the significant fixed cost structure of the telecommunications industry.
STRONG CUSTOMER FRANCHISE
As the incumbent operators, with approximately 2.2 million residential customers and 160,000 business customers, and leading providers of both residential local and high-speed Internet, the Fund’s operating entities have built very strong customer franchises.
FINANCIAL STRENGTH AND FLEXIBILITY
On closing of the Fund Transactions, the Fund will have a prudent capital structure that will provide it with financial flexibility.
In addition, the policy to retain approximately 10% of cash available for distribution is expected to provide a recurring source of additional capital which could be used to pursue growth initiatives, reduce debt, or increase distributions to unitholders, among other options.

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Bell Canada Enterprises Management proxy circular

FULL-SERVICE SOLUTION PROVIDER
The Fund’s operating entities will provide their residential customers with access to a full suite of information, communications and entertainment products and services. In addition to a full wireline product suite, the Fund’s operating entities will offer wireless solutions and satellite broadcast services through agency resale arrangements with Bell Canada provided individually or in combination with other products as part of a bundle. This in combination with single bill capability, self service options and bundled solutions will make it convenient, easy and affordable for customers.
STATE-OF-THE-ART NETWORK
The Fund’s operating entities have a state-of-the-art network because of the significant capital that had been invested to ensure the network is able to support current and next generation services such as IP based services, high-speed access and multi-media services.
The high-speed Internet footprint for the Fund’s operating entities covers 70% of homes in the territory, with 81% coverage in Atlantic Canada and 60% in Bell Canada’s wireline territories in regional Ontario and Québec.
ONGOING RELATIONSHIP WITH BELL CANADA
The Fund’s operating entities will be able to leverage Bell Canada’s platforms and scale of operations to improve operational performance and cost competitiveness and ensure that the Fund’s operating entities will have continued strong back-end support in Bell Canada’s wireline territories in regional Ontario and Québec. The Fund’s operating entities will outsource a significant portion of their operations to Bell Canada under long-term agreements.
Financial Statements
As a result of our governance rights, we will continue to consolidate the financial results of the Fund for accounting purposes as we currently do with Aliant’s results.
THE UNITS
An unlimited number of Units may be issued pursuant to the Fund declaration of trust that will establish and govern the Fund (Fund Declaration of Trust). Each Unit will be transferable and will represent an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of its termination or winding-up. Each Unit will entitle the holder thereof to certain rights of redemption and to one vote at all meetings of unitholders of the Fund. Pursuant to the Fund Declaration of Trust and the investor liquidity and exchange agreement to be entered into among us, Bell Canada, the Fund, and various related entities of the Fund, the Fund will issue special voting units to the holders of exchangeable limited partnership units of each of the following subsidiaries of the Fund: (i) Bell Aliant Regional Communications, Limited Partnership, and (ii) Bell Aliant Regional Communications Holdings, Limited Partnership, which special voting units will carry such number of votes, in the aggregate, exercisable at any meeting at which unitholders of the Fund are entitled to vote, equal to the number of such units outstanding on the record date established for a meeting.
For more information, see the section of the Aliant Circular entitled: Description of the Fund, which is incorporated herein by reference.
STRATEGIC BENEFITS OF THE
FUND TRANSACTIONS FOR BCE
The following are some of the principal strategic benefits of the Fund Transactions for BCE:
Creates One of the Largest North American Regional Telecommunications Service Providers: The operations of the Fund will span six provinces and have a broadly contiguous footprint across all of Atlantic Canada and regional areas located in Ontario and Québec. The Fund will have significant scale, as one of the largest wireline operators in North America and a scope of service equivalent to other North American providers. By creating an expanded regional service provider, we are simplifying our ownership structure of regional telecommunications assets, while ensuring our control of a group of assets that is core to our overall business going forward.
Simplifies Bell Canada’s Regional Asset Structure: The similar customer and operational characteristics of Bell Canada’s regional wireline operations in Ontario and Québec, Aliant’s wireline operations, and the operations of the Bell Nordiq Partnerships, provide strong incentives to combine these businesses into a single entity. Grouping our most similar assets under a single holding with greater strategic and operational focus better positions the Fund to pursue both organic and acquisition growth opportunities.
Creates an Entity Well Suited for an Income Trust: The predictability and stability of the cash flows of the combined operations provide strong incentives to structure them under an income trust vehicle, given the necessary stability and reliability of trust distributions. The Fund will be well positioned for future growth opportunities, including additional low density wireline communications acquisitions or other acquisitions that support its strategy.
Sharpens Focus on Customer Needs for Lower Density Markets with a Dedicated Management Team: Bell Canada’s regional wireline operations in Ontario and Québec are similar to Aliant’s existing wireline business. Both operations are stable, modestly growing businesses with predictable cash flows. The Ontario and Québec operations are located in regions with lower population density and less cable television penetration, and are therefore not experiencing the same degree of fundamental competitive transformation that is occurring in the major cities. The characteristics are very similar to those of Aliant’s and the Bell Nordiq Partnerships’ operations. This business is ideally suited to be managed by a dedicated management team focused on local customer needs, through a different operating model and capital structure.
Combines Bell Canada’s Wireless Operations: Under the Fund Transactions, Bell Canada will take full ownership of Aliant’s wireless assets and DownEast retail distribution network. This acquisition will make our national wireless strategy more efficient by facilitating the use of a single platform to serve customers in all provinces.
Surfaces Value and Return of Capital to Shareholders: We estimate that the Fund Transactions will increase Bell Canada’s net asset value by approximately $3.5 billion. In addition, the Fund Transactions will allow us to distribute an approximate 28.5% interest in the Fund to our shareholders, which is expected to increase annual cash distributions to them to $1.4065 in combined Fund distributions and BCE common share dividends compared to the current dividend of $1.3200 per common share. See The BCE Plan of Arrangement.

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Bell Canada Enterprises Management proxy circular

THE BCE PLAN OF ARRANGEMENT

QUESTIONS AND ANSWERS
The following questions and answers have been compiled from questions frequently asked of our investor relations department since our intention to proceed with the BCE Arrangement was publicly announced on March 7, 2006:
1.	What am I being asked to vote on?

You are being asked to approve a transaction under which we will (i) distribute, as a return of capital to our shareholders, an approximate 28.5% interest in the Fund (on a fully-diluted basis) through a distribution of approximately 64 million Units, which translates into 0.0725 Units for each common share held by you, and (ii) consolidate our common shares outstanding by effecting a reduction of approximately 75 million common shares which translates into 0.915 consolidated common shares for each common share held by you.

You are not being asked to approve the Fund Transactions leading to the creation of the Fund as approval is not required from our shareholders under applicable law.

2.	How will I as a common shareholder be impacted if the BCE Arrangement is implemented?

Upon implementation of the BCE Plan of Arrangement, you will receive in exchange for each common share that you own at the Effective Date:
(1)	0.0725 Units, and

(2)	0.915 consolidated common shares.
We intend to maintain our current dividend of $1.3200 per common share following our distribution of Units and reduction in the number of common shares outstanding. It is expected that a shareholder holding Units received pursuant to the BCE Arrangement will receive annual cash distributions of $1.4065 in Fund distributions and BCE common share dividends combined (per pre-consolidation common share). The increase from $1.3200 to a $1.4065 payout represents a 6.5% increase to shareholders. Please see Question 3 for more information.

3.	Will the dividend policy change as a result of the implementation of the BCE Arrangement?

We intend to maintain our current dividend of $1.3200 per common share following the distribution of the Units and the reduction in the number of common shares outstanding. As mentioned in the response to Question 2, it is expected that a shareholder holding Units received pursuant to the BCE Arrangement will receive annual cash distributions of $1.4065 in combined Fund distributions and common share dividends, per pre-consolidation common share. The increase from $1.3200 to a $1.4065 payout represents a 6.5% increase to shareholders. The expected combined Fund distributions and common share dividend payout of $1.4065 would represent your proportionate interest in your consolidated common share and Units. The table below illustrates proportionate Fund distributions and common share dividend payouts.

Expected approximate annual distribution per Fund Unit	(a	)			$2.74
Fund Units per current common share	(b	)			0.0725
Implied proportionate distribution	(c	)	(a) *	(b)	$0.1987
Dividend per common share	(d	)			$1.3200
Number of common shares post consolidation	(e	)			0.915
Implied proportionate dividend	(f	)	(d) *	(e)	$1.2078
Combined Fund distributions and common share dividends per common share			(c) +	(f)	$1.4065	(1)

1	Shareholders will continue to receive $1.3200 per post-consolidation common share which equates to $1.2078 per pre-consolidation common share plus Unit distributions of $0.1987 per pre-consolidation common share based on an expected annual distribution of $2.74 per Unit times 0.0725 in fractional Units received per pre-consolidation common share. This results in a combined proportionate Fund distribution and common share dividend of $1.4065 per pre-consolidation common share.
4.	What will be the distribution policy of the Fund?

It is expected that the Fund will make monthly cash distributions to its unitholders and it is anticipated that initially it will pay out approximately 90% of its cash available for distribution to its unitholders. The board of trustees of the Fund will meet periodically to determine the monthly distribution rate and this will be announced via news releases as appropriate.

For more information, see the section of the Aliant Circular entitled: Description of the Fund, which is incorporated herein by reference.

5.	What is an income trust and why has this structure been chosen to combine your Ontario and Québec regional wireline operations with Aliant’s wireline operations and your 63.4% interest in the Bell Nordiq Partnerships on a going-forward basis?

Income trust structures are flow-through entities that hold assets or operating businesses which, themselves, are income-generating. Where operating businesses are held by an income trust, these are typically structured in a manner which flows the cash generated by their operations through to the income fund which then distributes such cash to holders of its units. Income funds generally distribute cash on a regular basis and are generally highly tax-efficient. Ideal corporate candidates for conversion to an income trust structure are mature and stable cash-generating businesses with predictable capital expenditure requirements. Our wireline operations in our regional territories in Ontario and Québec, that of Aliant in Atlantic Canada, and our 63.4% interest in the Bell Nordiq Partnerships fall within this categorization, leading to the decision to combine these operational segments under an income trust structure.

6.	What is a plan of arrangement?

A plan of arrangement is a statutory procedure under Canadian corporate law which, upon shareholder and court approvals being obtained, permits companies to engage in complex restructurings. A plan of arrangement is frequently used where a corporate transaction has many steps that must occur in a particular sequence that would not be practicable to organize under statutory provisions lacking the arrangement provision’s flexibility.

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7.	How will the transactions leading to the creation of the Fund be undertaken?

In order to effect the transactions leading to the creation of the Fund, Aliant will be proceeding with a plan of arrangement of its own (Aliant Plan of Arrangement). For more information, see the sections of the Aliant Circular entitled: The Arrangement — Overview of the Arrangement, — Structure Following the Closing of the Arrangement, and — Anticipated Timing, which are incorporated herein by reference.

8.	What does the Aliant Plan of Arrangement provide for?

The Aliant Plan of Arrangement sets out the steps required to implement the Fund Transactions which will lead to the creation of the Fund and its related entities. Generally speaking, in order to complete the Fund Transactions, the following will occur:
■	Aliant will contribute all of its operations to a new entity in which the Fund will hold an indirect interest,

■	we will contribute our wireline operations in our regional territories in Ontario and Québec to the same entity, and will contribute to another entity in which the Fund will hold an indirect interest both (i) our approximate 53.1% interest (on an undiluted basis) held in Aliant through Bell Canada and its affiliates and (ii) our 63.4% indirect interest in the Bell Nordiq Partnerships,

■	Aliant’s wireless assets and Aliant’s shares in its wholly-owned subsidiary, DownEast, will be transferred to Bell Canada,

■	$1.256 billion of BCE consolidated debt will effectively be transferred to the Fund, and

■	as a result of these transactions, we will hold a 73.5% interest in the Fund (on a fully-diluted basis).
Subject to obtaining the required approval of shareholders, we expect to reduce such interest to approximately 45% (on a fully-diluted basis) through a distribution by way of a return of capital of approximately 64 million Units to our shareholders and consolidation of our common shares pursuant to the BCE Plan of Arrangement. As part of the Fund Transactions, Aliant’s minority shareholders will exchange their existing common shares of Aliant for Units, retaining a 26.5% interest in the Fund (on a fully-diluted basis).

9.	Will you still control the Fund if you only hold a 45% interest (on a fully-diluted basis) after closing of the BCE Arrangement?

The governance structure of the Fund will be in line with comparable income trust precedents and will provide, amongst other things, that we will retain the ability to appoint a majority of the directors of the Fund’s operating entities and to nominate a majority of the trustees of the Fund as long as we own a 30% or more fully-diluted interest in the Fund and certain major commercial agreements are in place. Please see Background Information to the BCE Plan of Arrangement — Summary of the Fund Transactions for more information. Also, we will have the ability to veto certain actions of the Fund and of the operating entities of the Fund (approval of business plan, significant corporate transactions, material changes in business, leverage in excess of 2.5 times debt to EBITDA, appointment and change of Chief Executive Officer and material commercial agreements with competitors of BCE) as long as we own a 20% or more fully-diluted interest in the Fund.
10.	How will the Fund Transactions affect the business activities and branding of each of Bell Canada and Aliant?

The transition to the Fund will be seamless for all customers of Bell Canada and Aliant. Customers will continue to enjoy the same products and services, including bundles, and all the benefits of the Bell Canada and Aliant brands. Products and services will be sold under the Bell Canada and Sympatico brands within operating territories in Ontario and Québec, and the Aliant and DownEast brands in Atlantic Canada. The Bell Nordiq Income Fund will continue to trade and operate independently, with no change for its customers or to operations within its territory.

The Fund will be a significant core asset for us, with its business closely aligned with that of Bell Canada for the long-term. At the closing of the Fund Transactions, Bell Canada and the Fund’s operating entities will enter into a number of outsourcing and commercial agreements pursuant to which Bell Canada will support over the long-term the operations of the Fund’s operating entities in their regional territories in Ontario and Québec. Similar agreements will be entered into between the Fund’s operating entities and Bell Canada to support Bell Canada’s wireless operations in Atlantic Canada.

11.	When is the BCE Arrangement likely to occur?

It is presently anticipated that, if approved, the BCE Arrangement will become effective immediately after the completion of the Fund Transactions, which is expected to occur in the third quarter of 2006. The board may decide not to proceed with the BCE Arrangement or revoke the Special Resolution at any time prior to the Effective Date, including, without limitation: (i) in the event the closing of the Fund Transactions does not take place, or (ii) in the event that the Final Order is not in form and on terms satisfactory to us.

12.	What approvals are required for the BCE Arrangement to become effective?

In addition to shareholder approval, the principal approval required will be that of the Superior Court of Québec, which, under the CBCA, must approve the fairness of the BCE Arrangement. We will announce by news release the time and place of the fairness hearing. For the BCE Arrangement to be adopted, a two-thirds majority of the common shares present or represented by proxy and voting at the meeting is required.

The board has the option to decide not to proceed with the BCE Arrangement, including in the event the Fund Transactions do not close. Please see Question 11 for more information.

13.	When must I be a shareholder in order to receive Units and consolidated common shares?

You need to be a shareholder on the close of business on the Effective Date.

Your receipt of Units and consolidated common shares is subject however to the terms of the BCE Arrangement on fractional Units and consolidated common shares and small lots of Units. Please see Questions 17 and 18 for more information.

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14.	When is the Effective Date expected to occur?

The Effective Date is expected to occur immediately after the closing of the Fund Transactions which, themselves, are expected to occur in the third quarter of 2006. We will announce the expected Effective Date by news release approximately 10 days prior thereto.

15.	What will I have to do as a shareholder to receive my Unit certificates?

Unless you are a shareholder resident in the United States, you do not need to do anything in order to receive your certificates representing the Units.

U.S. shareholders as of the Effective Date will receive a Qualified Purchaser Certification prior to the Effective Date and will be required to send in such Qualified Purchaser Certification duly completed to Computershare prior to the Effective Date to attest of their status as a “qualified purchaser’’ under the United States Investment Company Act of 1940 and as a “qualified institutional buyer” under the United States Securities Act of 1933 (Qualified U.S. Shareholder). Only Qualified U.S. Shareholders which have returned their duly completed Qualified Purchaser Certification within the prescribed delay will be entitled to receive Units. Units to other U.S. shareholders will not be distributed but will be aggregated and sold in the market on their behalf by Computershare, which will distribute the net cash proceeds after expenses to such holders, pro rata, based on their entitlements. Please see The BCE Arrangement — Qualified U.S. Shareholder and Non-Qualified U.S. Shareholder or Non-Resident for more information.

Unit certificates representing Units to which registered shareholders as of the Effective Date are entitled will be mailed by ordinary prepaid post commencing after the Effective Date. If you are a non-registered shareholder, the Units to be received by you will be credited to your account with your broker, trust company or other intermediary. However, you should contact your intermediary if you have any questions regarding this process.

16.	What will I have to do as a shareholder to receive my certificates representing my consolidated common shares?

Registered shareholders will receive a Letter of Transmittal and will be required to send in such Letter of Transmittal duly completed accompanied by the certificates representing their common shares to Computershare in order to receive their certificates representing their consolidated common shares. Until such documents are received by Computershare and you receive a share certificate representing your consolidated common shares, common share certificates outstanding on the Effective Date will represent the number of consolidated common shares you are entitled following the BCE Arrangement. You will not be able to sell or otherwise transfer your common shares unless you obtain a new certificate representing your common shares following the Consolidation. Share certificates representing consolidated common shares which registered shareholders are entitled to receive as of the Effective Date, are expected to be mailed by ordinary prepaid post within five business days following the reception date of the duly completed Letter of Transmittal and former share certificates by Computershare.

If you are a non-registered shareholder, the consolidation will be effected through your account with your broker, trust company or other intermediary. You should contact your intermediary if you have any questions regarding this process.

17.	What will happen if I’m entitled to receive fractions of Units or fractions of consolidated common shares pursuant to the BCE Arrangement?

Fractional Units and fractional consolidated common shares will not be distributed but will be aggregated and sold in the market by a broker appointed by Computershare, which will distribute the net cash proceeds, after commission expenses, to registered shareholders pro rata based on their fractional entitlements. Thus, you will receive such net cash proceeds instead of fractional Units or fractional consolidated common shares, unless your shares are held in a dividend reinvestment plan, in which case you will continue to hold fractional consolidated common shares in your dividend reinvestment plan account.

18.	How many common shares must I hold in order to receive Units?

If you own less than 150 common shares prior to the BCE Arrangement, you will not be entitled to receive Units. Instead, you will receive a cash payment for the value of your Units. This payment will be in the amount of net cash proceeds, after commission expenses, arising out of the sale in the marketplace by a broker appointed by Computershare of your small interest in Units.

19.	How will my common shares in the dividend reinvestment plan be affected by the consolidation?

Your common shares in the dividend reinvestment plan will automatically be consolidated by 0.915 and the fractions resulting from the consolidation will remain in your dividend reinvestment plan. You are not required to take any action regarding your common shares acquired through the dividend reinvestment plan. Your dividend reinvestment plan statement will reflect the consolidation.

20.	What is the tax impact of the BCE Arrangement?

The distribution of Units by way of a return of capital will essentially be a tax-deferred transaction for which no current income taxes should be payable by shareholders resident in Canada. However, there will be a reduction in the adjusted cost base of your common shares.

The distributions of Units or cash to U.S. shareholders should not be subject to any Canadian non-resident withholding tax.

We have applied for an advance income tax ruling from the Canada Revenue Agency (CRA) confirming, amongst other things, the aforementioned Canadian tax implications for Canadian and U.S. shareholders.

Please see Income Tax Considerations for more information.

21.	What happens to the preferred shareholders of BCE?

BCE’s preferred shareholders will continue to hold identical BCE preferred shares.

22.	What will the Fund be called on completion of the BCE Arrangement?

The Fund will be named Bell Aliant Regional Communications Income Fund.

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THE BCE ARRANGEMENT
The following description of the BCE Arrangement is qualified in its entirety by reference to the full text of the BCE Plan of Arrangement set forth in Schedule B.
BOARD’S DECISION TO PROPOSE THE BCE PLAN OF ARRANGEMENT TO OUR SHAREHOLDERS
From September 2005 through March 2006, in conjunction with considering a broad range of strategic alternatives to enhance shareholder value, the board evaluated both the creation of a standalone income trust for Bell’s regional lines in Ontario and Québec, referred to herein as Bell Regional Trust, and the combination of such regional lines with Aliant’s wireline operations and our 63.4% indirect interest in the Bell Nordiq Partnerships in a larger trust. In that context, the board evaluated the distribution of units in Bell Regional Trust and in the Fund to shareholders and the consolidation of the number of common shares outstanding as a means of creating shareholder value. Management presented its findings on value creation, in conjunction with financial analysis and updates on the creation of Bell Regional Trust and the Fund Transactions, to the board at numerous meetings between September 2005 and March 2006. On April 12, 2006 the board met to review the terms of the BCE Arrangement with management. The board concluded that the BCE Arrangement was in the best interests of shareholders. The board has unanimously approved the BCE Arrangement and recommends that shareholders vote FOR the Special Resolution. In reaching this conclusion and in making its recommendation, the board considered and relied upon, among other things, the following factors:
■	shareholders will benefit from the distribution of approximately $2.4 billion in value in the Fund, assuming a 7.25% yield for the Fund,

■	shareholders holding their consolidated common shares and Units after the Effective Date will receive higher combined Fund distributions and common share dividends, relative to the common share dividends they currently receive. We anticipate that the combined common share dividends and Fund distributions for a shareholder (per current common share) will be $1.4065 per annum versus the current dividend payout of $1.3200 per common share per annum. This represents an increase in dividends and distributions to shareholders of 6.5%,

■	the distribution of Units is expected to be treated as a tax-deferred return of capital to shareholders resident in Canada and should not be subject to Canadian non-resident withholding tax for shareholders resident outside of Canada, and

■	we will retain an approximate 45% interest in the Fund (on a fully-diluted basis), together with certain rights down to 30% ownership (on a fully-diluted basis) such as the ability to appoint a majority of the directors of the operating entities of the Fund and to nominate a majority of the trustees of the Fund, and certain veto rights down to 20% ownership (on a fully-diluted basis).
Recommendation of the Board
The board has unanimously approved the BCE Arrangement and unanimously recommends that shareholders vote FOR the Special Resolution.
Pre-Arrangement Matters
Prior to the implementation of the BCE Arrangement, we will have, in accordance with the terms of the Fund Transactions, indirectly contributed to the Fund’s operating entities, through a series of transactions, our wireline operations in our regional territories in Ontario and Québec and our 63.4% indirect interest in the Bell Nordiq Partnerships. In exchange, we will have received Aliant’s wireless assets as well as Aliant’s DownEast retail outlets. A total of $1.256 billion of consolidated BCE debt will also have been effectively transferred to the Fund, and upon completion of the Fund Transactions, we will hold a 73.5% interest in the Fund (on a fully-diluted basis).
The BCE Arrangement
Schedule A to this circular contains the full text of the Special Resolution that will be considered by shareholders at the meeting. The Special Resolution seeks shareholders’ approval of the BCE Plan of Arrangement. The following is a summary of the principal steps of the BCE Arrangement:
1.	We will distribute to our shareholders as of the Effective Date, other than to Dissenting Shareholders, 0.0725 Units per common share held by shareholders prior to the Consolidation (Distribution) and, in consideration and exchange for the Distribution, the stated capital in respect of our common shares shall be reduced by any amount equal to the value of all Units so distributed.

2.	All of the common shares issued and outstanding immediately prior to the Effective Date, other than common shares held by Dissenting Shareholders, will be consolidated on the basis of 0.915 consolidated common shares for each common share (Consolidation).

3.	Fractional common shares pursuant to the Consolidation, fractional Units in the Fund pursuant to the Distribution, and Units to be otherwise distributed to shareholders holding less than 150 common shares pursuant to the Distribution will be transferred to, and sold in the market on behalf of such shareholders by Computershare, which will distribute the net cash proceeds after expenses to such holders, pro rata, based on their fractional and small interest entitlements.

4.	Units in the Fund will not be distributed to Non-Qualified U.S. Shareholders pursuant to the Distribution but will be transferred to, and sold in the market on behalf of such shareholders by Computershare, which will distribute the net cash proceeds after expenses to such holders, pro rata, based on their entitlements.

5.	Subject to applicable laws and regulatory requirements, the terms of outstanding BCE stock options will be adjusted to provide that notwithstanding the Distribution and the Consolidation, the number of options held by individuals under such plans, as well as the pricing thereof, will remain the same, given that the Consolidation is largely offset by the Distribution and that stock options are designed as a long-term compensation instrument and are not dependent on single events adjustments.

6.	Subject to applicable laws and regulatory requirements, the terms of outstanding BCE deferred share units will be adjusted to provide for benefits which, to the extent possible, are the economic equivalent of the Distribution and the Consolidation.

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Conditions to the BCE Arrangement
The Interim Order provides that, for the BCE Arrangement to be implemented, the Special Resolution must be passed, with or without variation, by at least two-thirds of the votes cast thereon by shareholders present in person or voting by proxy at the meeting.
The BCE Arrangement requires Court approval under the CBCA. Prior to the mailing of this circular, the Interim Order was granted providing for the calling and holding of the meeting and certain other procedural matters. A copy of the Interim Order is set forth in Schedule C.
Notwithstanding the approval of the shareholders or of the Superior Court of Québec, the board may decide not to proceed with the BCE Arrangement or revoke the Special Resolution at any time prior to the Effective Date, including, without limitation: (i) in the event the closing of the Fund Transactions does not take place, or (ii) in the event that the Final Order is not in form and on terms satisfactory to us.
Following determination to proceed with the BCE Arrangement and approval of the BCE Arrangement by the shareholders, an application will be made to the Court for the Final Order. The Court in hearing the motion for the Final Order will consider, among other things, the fairness and reasonableness of the BCE Arrangement. The Court may approve the BCE Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. At the hearing in respect of the Final Order, any shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing a notice of appearance within the prescribed time periods and satisfying certain other requirements as set out in the Interim Order. We will announce by news release the time and place of the hearing with respect to the Final Order.
Distribution of Share Certificates
ENTITLEMENT
On the close of business on the Effective Date, you will be entitled, subject to the restrictions described below, to receive Units pursuant to the Distribution and consolidated common shares pursuant to the Consolidation. We will announce the expected Effective Date by news release approximately 10 days prior thereto.
UNIT CERTIFICATES
Subject to what is indicated below under Fractional Interest in Units or Consolidated Common Shares, Small Interest in Units, and Qualified U.S. Shareholder and Non-Qualified U.S. Shareholder or Non-Resident, unit certificates representing Units to which shareholders are entitled as of the Effective Date will be mailed by ordinary prepaid post commencing after the Effective Date without any action on your part, other than if you are a U.S. shareholder.
SHARE CERTIFICATES
Registered shareholders will receive a Letter of Transmittal prior to the Effective Date and will be required to send in such Letter of Transmittal duly completed accompanied by the certificates representing their common shares prior to the BCE Arrangement to Computershare in order to receive their certificates representing their consolidated common shares. Until such documents are received by Computershare and you receive a share certificate representing your consolidated common shares, common share certificates outstanding on the Effective Date will represent the number of consolidated common shares you are entitled following the BCE Arrangement. You will not be able to sell or otherwise transfer your common shares unless you obtain a new certificate representing your common shares following the Consolidation. Share certificates representing consolidated common shares to which you are entitled as of the Effective Date are expected to be mailed by ordinary prepaid post within five days following the reception date of the duly completed Letter of Transmittal and former share certificates by Computershare.
Fractional Interest in Units or Consolidated Common Shares
Fractional interests in a Unit or consolidated common share, as the case may be, will be distributed to Computershare on behalf of each registered shareholder otherwise entitled thereto, and each such registered shareholder will receive a cash payment in Canadian dollars equal to such registered shareholder’s pro rata portion of the net proceeds after expenses received by Computershare upon the sale of the aggregate of all whole Units or consolidated common shares, as the case may be, representing an accumulation of all such fractional interests in a Unit or a consolidated common share, as the case may be, to which all such registered shareholders would otherwise be entitled.
Small Interest in Units
Units to be received under the Distribution by registered and beneficial holders of small interests of less than 150 common shares will be distributed to Computershare on behalf of each registered and beneficial shareholder otherwise entitled thereto, and each such registered and beneficial shareholder will receive a cash payment in Canadian dollars equal to such registered and beneficial shareholder’s pro rata portion of the net proceeds after commission expenses received by Computershare upon the sale of the aggregate of all such Units representing an accumulation of all small interests in Units, to which all such registered and beneficial shareholders would otherwise be entitled.
Qualified U.S. Shareholder and Non-Qualified U.S. Shareholder or Non-Resident
A U.S. shareholder who satisfies the requirements for treatment as a Qualified U.S. Shareholder will receive Units distributable to shareholders pursuant to the BCE Arrangement if such U.S. shareholder submits a properly completed and executed Qualified Purchaser Certification certifying such U.S. shareholder’s status as a Qualified U.S. Shareholder. Qualified Purchaser Certifications will be delivered to U.S. shareholders within a number of days prior to the Effective Date.
All non-Qualified U.S. Shareholders or U.S. shareholders who fail to submit the required certification will not receive their Units. Such Units will be distributed to Computershare on behalf of such non-Qualified U.S. Shareholder or non-resident, as the case may be, and each such non-Qualified U.S. Shareholder or non-resident will receive a cash payment in Canadian dollars equal to such non-Qualified U.S. Shareholder’s

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or non-resident’s pro rata portion of the net proceeds after expenses received by Computershare upon the sale of the aggregate of such Units in the Fund to which all such non-Qualified U.S. Shareholders or non-residents, as the case may be, would otherwise be entitled.
We and Computershare will be entitled to deduct and withhold from any consideration otherwise payable to any non-Qualified U.S. Shareholder or non-resident, such amounts as we or Computershare are required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) (the Tax Act), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Please see Income Tax Considerations — Certain United States Federal Income Tax Consequences for more information.
INCOME TAX CONSIDERATIONS
Certain Canadian Federal Income Tax Consequences
In the opinion of our counsel, Stikeman Elliott LLP, the following summary, as at the date hereof, describes the principal Canadian federal income tax consequences under the Tax Act of the Distribution of Units and the consolidation in the number of common shares outstanding to a shareholder who, for purposes of the Tax Act, at all relevant times, (i) holds the common shares as capital property and (ii) deals at arm’s length with BCE and is not affiliated with BCE. Generally, common shares will be considered to be capital property to a shareholder provided the shareholder does not hold the common shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain shareholders who might not otherwise be considered to hold their common shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such shareholders should consult their own tax advisors regarding their particular circumstances.
This summary is not applicable to a shareholder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act, a “specified financial institution”, or a shareholder an interest in which is a “tax shelter investment” (all as defined in the Tax Act). Such shareholders should consult their own tax advisors with respect to the tax consequences to them of the Distribution of Units and the consolidation in the number of common shares outstanding.
This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof (Regulations), and counsel’s understanding of the current administrative practices of the Canada Revenue Agency (CRA). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (Proposed Amendments) and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in the law or administrative practice whether by legislative, regulatory, administrative, or judicial action, nor does it take into account tax legislation or considerations of any province, territory, or foreign jurisdiction, which may differ significantly from those discussed herein. This summary is of a general nature only and is not intended to be legal or tax advice to any particular shareholder. This summary is not exhaustive of all federal income tax considerations. Accordingly, shareholders should consult their own tax advisors having regard to their own particular circumstances.
Generally, when a public corporation, as defined in the Tax Act, reduces the paid-up capital in respect of a class of its shares, the amount paid on such reduction is deemed to be a dividend. However, where the paid-up capital of the issuer exceeds the amount of the proposed distribution (which is our case in respect of the Distribution), a distribution not in excess of the amount by which the paid-up capital is reduced may be treated as a tax-free return of capital (subject to the comments below concerning the reduction of the adjusted cost base of the shares) and not as a dividend where (i) the distribution is made on the winding-up, discontinuance or reorganization of its business or (ii) under the Proposed Amendments where the amount of the distribution is derived from proceeds realized from certain non-ordinary course transactions. More specifically, under the Proposed Amendments, where an amount is paid on a reduction of “paid-up capital” as defined in the Tax Act, the amount will be treated as a return of capital where: (i) the amount may reasonably be considered to be a distribution of proceeds realized from a transaction or event that did not occur in the ordinary course of business and (ii) the proceeds were received from a transaction or event that occurred no more than 24 months before the return of capital.
We have applied for an advance income tax ruling from the CRA confirming, inter alia, that the Distribution made by BCE on a reduction of its paid-up capital will be treated as a tax-free return of capital and not as a deemed dividend under the first alternative mentioned above, being that the Distribution is made on the winding-up, discontinuance or reorganization of its business. No assurance can be given that a favourable ruling will be obtained from the CRA. At the time of payment of the Distribution, we will inform shareholders whether we have received a favorable ruling from the CRA.
If the Distribution is treated as a return of capital, the adjusted cost base of each share to a shareholder that holds common shares as capital property would be reduced by an amount equal to the amount per share received on account of the Distribution. If such amount exceeds the adjusted cost base, such shareholder would be deemed to have realized a capital gain equal to such excess.
Such amount received as a return of capital by a shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is not, and is not deemed to be, resident in Canada and does not use or hold common shares in a business carried on in Canada (Non-resident Holder) will not be subject to Canadian withholding tax.

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If the Distribution is treated as a deemed dividend, the tax consequences of such dividend would be the same as those applicable to ordinary course dividends paid on common shares described below.
A shareholder who, at all relevant times, is resident or deemed to be resident in Canada for the purposes of the Tax Act (Resident Holder) will be required to include in computing its income for a taxation year any dividends received or deemed to be received, by such shareholder on the shares. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. A dividend received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. A “private corporation” as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received or deemed to be received on the common shares to the extent such dividends are deductible in computing taxable income for the year. In the case of a Resident Holder that is a corporation, it is possible that in certain circumstances, all or part of the amount deemed to be a dividend will be treated as a capital gain and not as a dividend, except to the extent that the corporation was subject to Part IV tax in respect of the dividend or deemed dividend as described herein.
Dividends received or deemed to be received on the common shares by a Non-resident Holder will be subject to a Canadian withholding tax under the Tax Act. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder’s country of residence.
Shareholders otherwise entitled to receive Units or a fractional interest in a Unit or in a consolidated common share and who will receive a cash payment in lieu thereof, will realize a capital gain (or a capital loss) equal to the amount, if any, by which the cash payment received by such shareholder is greater (or less) than the fair market value of the Unit, or fractional interest therein as of the Effective Date, or the adjusted cost base to the shareholder of the fractional interest in a consolidated common share, immediately prior to the disposition by Computershare on its behalf, as the case may be.
CONSEQUENCES OF THE CONSOLIDATION ON THE ADJUSTED COST BASE OF CONSOLIDATED COMMON SHARES
As a result of the consolidation in the number of common shares outstanding, the adjusted cost base to a shareholder of each of its consolidated common shares will be equal to the aggregate adjusted cost base to the shareholder of its common shares immediately prior to the consolidation (which will have been reduced by the fair market value as of the Effective Date of the Units received on the Distribution, as discussed above), reduced by the adjusted cost base to the shareholder of fractional interest in common shares which the shareholder would otherwise have been entitled to receive, divided by the number of consolidated common shares received by the shareholder.
CAPITAL GAINS AND CAPITAL LOSSES
One-half of any capital gain realized by a shareholder on the disposition by Computershare on its behalf of a Unit, or a fractional interest in a Unit or in a consolidated common share (Taxable Capital Gain) will be included in the shareholder’s income. One-half of any capital loss (Allowable Capital Loss) realized by a shareholder on the disposition of a Unit, or a fractional interest in a Unit or in a consolidated common share generally must be deducted from Taxable Capital Gains of the shareholder for the year of disposition. Any unused Allowable Capital Losses may be carried back to any of the three preceding taxation years or forward to any subsequent taxation year, and deducted against net Taxable Capital Gains of the shareholder in any such other year to the extent and under the circumstances described in the Tax Act.
A shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which will include Taxable Capital Gains.
Taxable Capital Gains realized by a Non-resident Holder will not be subject to tax under the Tax Act (and Allowable Capital Losses realized by a Non-resident Holder will not be available as a deduction to offset any Taxable Capital Gain in computing taxable income earned in Canada), provided that the Units or consolidated common shares, as the case may be, do not constitute taxable Canadian property of the holder. Units or consolidated common shares will generally not be taxable Canadian property of a Non-resident Holder unless: (i) at any time during the 60-month period immediately preceding the disposition of Units, or a fractional interest in a Unit or in a consolidated common share, as the case may be, by Computershare on behalf of such Non-resident Holder, not less than 25% of the issued Units or consolidated common shares, as the case may be, were owned by the shareholder, by persons with whom the shareholder did not deal at arm’s length, or by any combination thereof; (ii) the Fund does not qualify as a mutual fund trust at the time of disposition, or consolidated common shares are not listed on a prescribed stock exchange (which includes the TSX) at the time of disposition, as the case may be; or (iii) the Non-resident Holder’s Units, or fractional interest in a Unit or in a consolidated common share, are otherwise deemed to be taxable Canadian property. Where the Units, or fractional interest in a Unit or in a consolidated common share, held by Computershare on behalf of a Non-resident Holder are taxable Canadian property, a capital gain from the disposition of Units, or fractional interest in a Unit or in a consolidated common share, may be exempted from tax under the Tax Act pursuant to an applicable income tax treaty or convention.
Certain United States Federal Income Tax Consequences
United States Holders (as defined below) deciding whether to vote for the Special Resolution approving the BCE Plan of Arrangement should be aware that the receipt of the Distribution will be taxable as a dividend for U.S. federal income tax purposes to the extent it is paid out of current or accumulated earnings and profits of BCE. Furthermore, if BCE is classified as a passive foreign investment company (or has been so classified during a United States Holder’s holding period of common shares), that United States Holder may be subject to adverse consequences upon the receipt of the Distribution under the passive foreign investment company (PFIC)

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rules. United States Holders are urged to read the discussion of these matters below and to consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations.
The following summary, as at the date hereof, describes the principal U.S. federal income tax consequences under the Internal Revenue Code of 1986, as amended (the Code), of the Distribution of Units and the consolidation in the number of common shares outstanding to United States Holders (as defined). This discussion is of a general nature only and is not exhaustive of all U.S. federal income tax implications, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares. No opinion or representation with respect to U.S. federal income tax consequences to any such holder is made. Accordingly, shareholders are urged to consult their own tax advisors to determine the U.S. federal, state, local and foreign income and other tax consequences of the Distribution on common shares, as well as the effect of tax laws of the jurisdictions of which they are citizens, residents or domiciliaries or in which they conduct business.
The following is a discussion of certain U.S. federal income tax consequences of the Distribution on the common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s holdings of common shares. The discussion applies only to United States Holders who hold common shares as capital assets for U.S. federal income tax purposes, and it does not address foreign, state, local or other non-U.S. federal income tax consequences. Furthermore, it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as: certain financial institutions and insurance companies; dealers and traders in securities or foreign currencies; persons holding common shares as part of a hedge, straddle or conversion transaction; persons holding common shares in a tax-deferred or tax-advantaged account, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons who are partners, shareholders or beneficiaries of an entity that holds common shares, partnerships or other entities classified as partnerships for U.S. federal income tax purposes; persons liable for the alternative minimum tax; tax-exempt organizations; or persons holding common shares that own or are deemed to own ten percent or more of BCE’s voting shares.
This discussion is based on the Code, final, temporary and proposed Treasury regulations thereunder, administrative pronouncements, judicial decisions and the current income tax treaty between the United States and Canada (Treaty), all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). United States Holders are urged to consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of the Distribution with respect to their particular circumstances.
As used herein, the term “United States Holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes: a citizen or individual resident of the United States; a corporation, or other entity characterized as a corporation for U.S. federal income tax purposes and which is created or organized in or under the laws of the United States or any political subdivision thereof; an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a U.S. person.
If a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, is a holder of common shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of such partner and the activities of the partnership.
In compliance with United States Treasury Department Circular 230, holders of common shares are hereby notified that: (A) any discussion of United States federal tax issues in this section of the circular is not intended nor written to be relied upon, and cannot be relied upon, by any particular holder of common shares for the purpose of avoiding penalties that may be imposed on such holder under the Code; (B) such discussion is included herein in connection with the promotion or marketing (within the meaning of Circular 230) of the Distribution; and (C) holders of common shares should seek advice based on their particular circumstances from an independent tax advisor.
Distribution on, and Consolidation of, Common Shares
Subject to the discussion under Passive Foreign Investment Company Rules, below, the gross amount of distributions paid to United States Holders, including the Distribution, paid on common shares, will be included in the gross income of such United States Holder, as a dividend, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). United States Holders receiving consolidated common shares in exchange for their common shares should qualify for non-recognition treatment. In the case of United States Holders who will receive a cash payment in lieu of Units, or a fractional interest in a Unit or in a consolidated common share, the amount of the Distribution will be computed as of the Effective Date.
The amount of the dividend will be treated as foreign source dividend income to United States Holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.
Generally, such dividends will constitute passive income for foreign tax credit purposes.
To the extent that the amount of any Distribution exceeds our current or accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the Distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the common shares with regard to which the distribution was made, and to the extent in excess of such basis, will be treated as capital gain. We will not calculate our earnings and profits under U.S. federal income tax rules. Therefore, we will not provide United States Holders with such information. United States Holders should consult their own tax advisors regarding the amount of the Distribution that will be treated as a dividend for U.S. federal income tax purposes.

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Dividends received by non-corporate United States Holders may be subject to U.S. federal income tax at lower rates than other types of ordinary income (generally 15%) in taxable years beginning on or before December 31, 2008 if certain conditions are met. These conditions include us not being classified as a PFIC (as defined below), being eligible for benefits under the Treaty, the United States Holder’s satisfaction of a holding period requirement and the United States Holder not treating the dividend as “investment income” for purposes of the investment interest deduction rules. Furthermore, if the dividend is an “extraordinary dividend”, certain losses that would otherwise be characterized as short-term capital loss will be treated as long-term capital loss. A United States Holder should consult its own tax advisor regarding the application of these rules.
Dividends paid in Canadian dollars will be included in a United States Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend, or, in the case of United States Holders who will receive a cash payment in lieu of Units, or a fractional interest in a Unit or in a consolidated common share, the U.S. dollar amount should be calculated by reference to the exchange rate in effect as of the date of receipt of the Units, or a fractional interest in a Unit or in a consolidated common share, as the case may be, by Computershare on its behalf, regardless of whether the Canadian dollars are converted into U.S. dollars.
If the dividend is converted into U.S. dollars on the date of receipt, United States Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. However, a conversion into U.S. dollars at a later date including any differential in value of the cash payment received by a United States Holder from Computershare, in the case of United States Holders who will receive such cash payments in lieu of Units, or a fractional interest in a Unit or in a consolidated common share, as the case may be, when compared to value of said Units, or a fractional interest in a Unit or in a consolidated common share, as the case may be, on the date of receipt by Computershare, may have U.S. federal income tax consequences.
Canadian taxes withheld from dividends on common shares generally will be creditable against a United States Holder’s U.S. federal income tax liability, subject to applicable limitations that vary depending upon the United States Holder’s particular circumstances. Instead of claiming a credit, a United States Holder may, at its election, deduct such otherwise creditable Canadian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. The rules governing the foreign tax credit are complex and United States Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Rules
We do not believe that we are currently, or are likely to become, a PFIC for U.S. federal income tax purposes. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75 percent of its gross income is “passive income”, or (b) on average at least 50 percent of the gross value of its assets is attributable to assets (such as cash) that produce “passive income” or are held for the production of passive income. Passive income for this purpose generality includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 percent interest.
Since our PFIC status during a taxable year that includes a United States Holder’s holding period depends upon the composition of its income and assets and the market value of its assets from time to time (including the remainder of the taxable year after the Distribution), there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a United States Holder holds common shares, certain adverse consequences, including not being eligible for the reduced rate of tax on certain dividends described above, could apply to the United States Holder.
We urge you to consult your tax advisors concerning our status as a PFIC and the tax considerations relevant to the Distribution.
Information Reporting and Backup Withholding
Payment of dividends that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting to the Internal Revenue Service and to backup withholding unless the United States Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.
The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the U.S. federal income tax liability of the United States Holder and may entitle the United States Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.
DISSENTING SHAREHOLDERS’ RIGHTS
Registered shareholders are entitled to dissent from the Special Resolution in the manner provided in Section 190 of the CBCA as modified by the Interim Order and the BCE Plan of Arrangement.
This section summarizes the provisions of Section 190 as modified by the Interim Order and the BCE Plan of Arrangement. Registered shareholders who wish to dissent should obtain legal advice and read the provisions of the BCE Plan of Arrangement, Interim Order, and Section 190 of the CBCA, which are set out in Schedules B, C, and D, respectively, to this circular.
Any registered shareholder dissenting from the Special Resolution (Dissenting Shareholder) will be entitled, in the event that the BCE Arrangement becomes effective, to be paid by BCE the fair value of the common shares (Dissent Shares) held by such Dissenting Shareholder determined as at the close of business on the business day immediately preceding the meeting at which the Special Resolution is adopted. There can be no assurance that a Dissenting Shareholder will receive consideration for its shares of equal value to the consideration that such Dissenting Shareholder would have received upon completion of the BCE Arrangement.
A registered shareholder who wishes to dissent must provide a written objection to the BCE Arrangement (Dissent Notice) to the Corporate Secretary of BCE at its registered office located at 1000 de La Gauchetière Street West, Suite 4100, Montréal, Québec, Canada H3B 5H8 or to the

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Secretary of the meeting, in either case no later than the commencement of the meeting to take place on June 7, 2006 in Montréal, Québec at 9:30 a.m. (Eastern time). The filing of a Dissent Notice does not deprive a registered shareholder of the right to vote; however, a registered shareholder who has submitted a Dissent Notice and who votes in favour of the Special Resolution will no longer be considered a Dissenting Shareholder with respect to common shares voted in favour of the Special Resolution. If such Dissenting Shareholder votes in favour of the Special Resolution in terms only of a portion of the common shares registered in its name and held by same on behalf of any one beneficial owner, such vote approving the Special Resolution will be deemed to apply to the entirety of common shares held by such Dissenting Shareholder in the name of that beneficial owner, given that Section 190 of the CBCA provides there is no right of partial dissent. The CBCA does not provide, and we will not consider, that a vote against the Special Resolution constitutes a Dissent Notice.
We are required, within 10 days after adoption of the Special Resolution, to notify each Dissenting Shareholder that the Special Resolution has been adopted. Such notice is however not required to be sent to a registered shareholder who voted for the Special Resolution or who has withdrawn a Dissent Notice previously filed.
A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Special Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Special Resolution has been adopted, send us a written notice (Payment Demand) containing the Dissenting Shareholder’s name and address, the number of Dissent Shares held by the Dissenting Shareholder dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending a Payment Demand, the Dissenting Shareholder must send to the Corporate Secretary of BCE at its registered office located at 1000 de La Gauchetière Street West, Suite 4100, Montréal, Québec, Canada H3B 5H8, or to Computershare, BCE’s transfer agent, located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, the certificates representing the Dissent Shares in respect of which the Dissenting Shareholder dissented. A Dissenting Shareholder who fails to send the certificates representing the Dissent Shares forfeits its right to make a claim under Section 190 of the CBCA. We or Computershare will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder under Section 190 of the CBCA and will forthwith return the share certificates to the Dissenting Shareholder.
On the filing of a Payment Demand, a Dissenting Shareholder ceases to have any rights as a registered shareholder, other than the right to be paid the fair value of its Dissent Shares as determined pursuant to Section 190 of the CBCA and the Interim Order, except where, prior to the date at which the BCE Arrangement becomes effective: (i) the Dissenting Shareholder withdraws its Payment Demand before we make an Offer to Pay (as defined below) to the Dissenting Shareholder; (ii) we fail to make an Offer to Pay and the Dissenting Shareholder withdraws its Payment Demand; or (iii) the board revokes the Special Resolution, in which case we will reinstate the Dissenting Shareholder’s rights as a registered shareholder as of the date the Payment Demand was sent, all subject to the terms of the Interim Order which provides that registered shareholders who exercise the rights of dissent as set out in the CBCA as modified by the Interim Order and who (a) are ultimately entitled to be paid fair value for their common shares shall be deemed to have transferred their common shares to us, free and clear of any encumbrances and claims, as of the date at which the BCE Arrangement becomes effective, or (b) are ultimately not entitled, for any reason, to be paid fair value for their common shares shall be deemed to have participated in the BCE Arrangement on the same basis as any non-Dissenting Shareholder.
We are required, not later than seven days after the later of the date at which the BCE Arrangement becomes effective and the date at which BCE received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent us a Payment Demand a written offer to pay (Offer to Pay) for its Dissent Shares in an amount considered by the board to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay must be on the same terms.
We must pay for the Dissent Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if we do not receive an acceptance thereof within 30 days after the Offer to Pay has been made.
If we fail to make an Offer to Pay for the Dissent Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, we may, within 50 days after the date at which the BCE Arrangement becomes effective, or within such further period as a court may allow, apply to a court to fix a fair value for the Dissent Shares of Dissenting Shareholders. If we fail to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. The court of competent jurisdiction to which a Dissenting Shareholder is required to bring such application is set out at Section 190(17) of the CBCA.
Upon an application to a court brought by us or a Dissenting Shareholder, all Dissenting Shareholders whose Dissent Shares have not been purchased by us will be joined as parties and bound by the decision of the court, and we will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the right of each affected Dissenting Shareholder to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissent Shares of all such Dissenting Shareholders. The final order of a court will be rendered against us in favour of each Dissenting Shareholder joined as a party and for the amount of the Dissent Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the date at which the BCE Arrangement becomes effective until the date of payment.
The above is only a summary of the Dissenting Shareholder provisions of the CBCA as modified by the Interim Order and the BCE Plan of Arrangement which are technical and complex. It is suggested that any registered shareholders wishing to avail themselves of their rights under those provisions seek their own legal advice as failure to comply strictly with the provisions of the CBCA as modified by the Interim Order and the BCE Plan of Arrangement may prejudice their right of dissent.

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FORWARD-LOOKING STATEMENTS
A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
This circular, its schedules, and the documents incorporated herein by reference, contain forward-looking statements about our objectives, plans, strategies and businesses. Furthermore, certain statements made herein, including, but not limited to, our future financial condition and results of operations and those of the Fund, the expectation that the creation of the Fund will provide stable and predictable cash flows for holders of Units, the proposed Distribution to shareholders, our anticipated remaining interest in the Fund, the tax treatment of shareholders, the expectation that shareholders will receive value from this proposed transaction consistent with the value we anticipated distributing to our shareholders in the context of the Bell Regional Trust initiative announced on February 1, 2006, the expected level of dividends and Fund distributions, the expected increase in the value of distributions to shareholders, the expected increase in the equity value of the assets involved in the proposed transaction, the expected seamless nature of the transition to the Fund for customers, the expected closing date of the proposed transactions and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, including the Securities Act (Ontario). It is important to know that:
■	unless otherwise indicated, forward-looking statements in this circular, its schedules, and the documents incorporated herein by reference, describe our expectations at April 12, 2006,

■	our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements,

■	except as we otherwise indicated, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless we otherwise specified, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business, and

■	we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.
We made a number of assumptions in making forward-looking statements in this circular, its schedules, and the documents incorporated herein by reference, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions and assumptions about transactions. In particular, in making these statements, we have assumed, among other things, that the proposed transactions and subsequent Distribution by us of Units in the Fund will receive the required regulatory and securityholder approvals and that the other conditions to the transactions can be satisfied in accordance with their terms.
Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, our ability to implement the changes required by our strategic direction, the intensity of competitive activity and the ability to achieve customer service improvement while significantly reducing costs. Other factors that could cause results or events related to the proposed transaction to differ materially from current expectations include, among other things: the fact that the proposed transactions involves the integration of various operations previously operated independently and that there can be no assurance that the combined operation resulting from the proposed transactions will realize the anticipated synergies, or that other benefits expected from the transactions will be realized; our ability to complete the proposed transactions without adverse effects on the customers of Bell Canada, Aliant or the Fund; the ability of the Fund to make cash distributions; the Fund’s financial results and ability to make cash distributions will be subject to various risks including, without limitation, intensity of competitive activity, general economic and market conditions, the level of consumer confidence and spending and the demand for, and prices of, the Fund’s services, the impact of pending or future litigation or regulatory proceedings, and the other risk factors applicable to BCE companies, which can be found in BCE’s Annual Information Form for the year ended December 31, 2005 (BCE 2005 AIF), filed by BCE with the U.S. Securities and Exchange Commission (available on EDGAR at www.sec.gov) under Form 40-F, and with the Canadian securities commissions (available at www.bce.ca or on SEDAR at www.sedar.com).
Assumptions made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed in the BCE 2005 AIF.
Caution Concerning Aliant Forward-Looking Statements
Please see the sections of the Aliant Circular entitled: Forward-Looking Statements and Risk Factors for an explanation of the forward-looking statements contained therein, as well as for important information on the assumptions made by Aliant in the preparation of its forward-looking statements and important information on the risks that could cause Aliant’s actual results to differ materially from its current expectations.

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OTHER IMPORTANT INFORMATION

PERSONAL LOANS TO DIRECTORS AND OFFICERS
BCE and its subsidiaries have not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
We and our subsidiaries have bought directors and officers liability insurance coverage of US$200 million (approximately $230 million). This insurance is to protect the directors and officers and those of our subsidiaries against certain liabilities they may incur in this capacity. In 2005, BCE charged a total of $4,001,435 against earnings for its portion of the premium.
When we are not permitted by law to indemnify a director or officer, the deductible is zero. When we are permitted to indemnify him or her, the deductible is US$10 million (approximately $11.5 million). In addition, BCE pays 25% of all defence costs (other than securities claims). With respect to losses (other than securities claims losses), the percentage of allocation between BCE and the insurer is negotiated between them.
CANADIAN OWNERSHIP AND
CONTROL REGULATIONS
Since 1994, the Telecommunications Act and associated regulations have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and certain of its affiliates are subject to this Act.
Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:
■	Canadians own at least 80% of its voting shares

■	at least 80% of the members of the carrier company’s board of directors are Canadians

■	the carrier company is not controlled by non-Canadians.
In addition, where a parent company owns at least 66⅔% of voting shares of the carrier company (Carrier holding company), the Carrier holding company must have at least 66⅔% of its voting shares owned by Canadians and must not be controlled by non-Canadians. Regulations give certain powers to the Canadian Radio-television and Telecommunications Commission (CRTC) and to Canadian carriers themselves to ensure that they comply with the Telecommunications Act. These powers include the right to:
■	suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians

■	refuse to register a transfer of voting shares to a non-Canadian

■	force a non-Canadian to sell his or her voting shares

■	suspend the voting rights attached to that person’s shares, if that person’s holdings would affect our status as “Canadian” under the Act.
However, in BCE’s case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.
Similarly, the Canadian ownership rules for broadcasting licensees, such as CTV (one of our subsidiaries) and Bell ExpressVu LP, is generally in line with the rules for Canadian common carriers by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33⅓%. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or reviewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership criteria.
Cultural concerns over increased foreign control of broadcasting activities led to a restriction that prevents a holding company that exceeds the former 20% limit or its directors from exercising control or influence over any programming decisions of a subsidiary licensee.
In addition, because we hold a broadcasting licence as a limited partner in Bell ExpressVu LP, we are subject to the 20% foreign ownership limit for broadcasting licensees.
The percentage of non-Canadian ownership of our common shares was approximately 15.6% at December 31, 2005. We monitor and periodically report on the level of non-Canadian ownership of our common shares.

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HOW TO REQUEST MORE INFORMATION

DOCUMENTS YOU CAN REQUEST
You can ask us for a copy of the following documents at no charge:
■	our most recent annual report, which includes our comparative financial statements and MD&A for the most recently completed financial year together with the accompanying auditor’s report

■	any interim financial statements that were filed after the financial statements for our most recently completed financial year

■	our MD&A for the interim financial statements

■	the management proxy circular for our most recent annual shareholder meeting

■	our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it

■	Aliant’s management proxy circular
Please write to the Corporate Secretary’s Office of BCE or the Investor Relations Group of BCE at 1000, de La Gauchetière Street West, Suite 4100, Montréal, Québec, Canada H3B 5H8 or call 1-800-339-6353.
These documents are also available on BCE’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All of our news releases are also available on BCE’s website.
Receiving information electronically is
Faster, Cleaner and Cheaper
You can choose to receive electronically all of our corporate documents, such as future management proxy circulars and annual reports. We will send you an email telling you when they are available on BCE’s website.
FASTER	—	RECEIVE YOUR DOCUMENTS EARLIER

CLEANER	—	SAVE TREES, ENERGY AND WATER, AND REDUCE AIR EMISSIONS

CHEAPER	—	REDUCE YOUR COMPANY PRINTING AND POSTAGE COSTS
To sign up, go to BCE’s website at www.bce.ca, click on the “Vote online” link and follow the instructions. You will need your holder account number and proxy access number, or your 12-digit control number, which you will find on the information sheet attached to your proxy form or on your voting instruction form.
If you do not sign up for this service, we will continue to send you these documents by mail, unless you tell us otherwise on your proxy form or voting instruction form.
SHAREHOLDER PROPOSALS FOR
OUR 2007 ANNUAL MEETING
We will consider proposals from shareholders to include as items in next year’s management proxy circular for our 2007 annual shareholder meeting. Please send your proposal to us by January 11, 2007.

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SCHEDULE A — SPECIAL RESOLUTION APPROVING THE BCE PLAN OF ARRANGEMENT

The following special resolution approving the BCE Plan of Arrangement is being submitted for consideration at the meeting and, if thought advisable, approval, with or without variation:
RESOLVED, AS A SPECIAL RESOLUTION:
1.	THAT the Arrangement under section 192 of the Canada Business Corporations Act substantially as set forth in the Plan of Arrangement attached as Schedule B to the Notice of 2006 Annual and Special Shareholder Meeting and Management Proxy Circular of BCE Inc. (“BCE”) be and is hereby approved and authorized;

2.	THAT notwithstanding that this resolution has been duly passed by the shareholders of BCE or has received the approval of the Superior Court of Québec, the board of directors of BCE may decide not to proceed with the Arrangement or revoke this resolution at any time prior to the issue of certificates giving effect to the Arrangement without further approval of the shareholders of BCE; and

3.	THAT any director or officer of BCE be and is hereby authorized, for and on behalf of BCE, to execute and deliver articles of arrangement and all other documents and do all such other acts or things as such person may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE BCE PLAN OF ARRANGEMENT.
For a description of the BCE Plan of Arrangement and for the reasons why the board of directors recommends that shareholders vote for the approval of the BCE Plan of Arrangement, please see The BCE Arrangement — Board’s Decision to Propose the BCE Plan of Arrangement to our Shareholders in this circular.

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SCHEDULE B — BCE PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT MADE PURSUANT TO SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION
1.1 Definitions
In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“1933 Act” means the United States Securities Act of 1933, as amended;
“1940 Act” means the United States Investment Company Act of 1940, as amended;
“Arrangement” means the arrangement pursuant to Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.1 or made at the direction of the Court in the Final Order (with the consent of BCE);
“BCE” means BCE Inc., a corporation amalgamated under the CBCA, and includes its successors;
“Board” means the board of directors of BCE;
“Business Day” means any day on which commercial banks are generally open for business in Montréal, Québec, other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec under applicable laws;
“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as amended;
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;
“Common Shares” means the common shares in the capital of BCE;
“Consolidated Common Share” means a post-Consolidation Common Share;
“Consolidated Deferred Share Unit” means a post-Consolidation Deferred Share Unit;
“Consolidation” means the consolidation of the Common Shares to be carried out under Subsection 3.1(c);
“Consolidation Ratio” means 0.915 Consolidated Common Shares for each Common Share;
“Court” means the Superior Court of Québec;
“Deferred Share Units” means all deferred share units granted under the Deferred Share Unit Plans;
“Deferred Share Unit Plans” means the share unit plans for BCE’s non-employee directors, senior executives and other key employees;
“Director” means the Director appointed pursuant to Section 260 of the CBCA;
“Distribution” means the distribution of the Fund Units to be carried out under Subsection 3.1(b);
“Distribution Ratio” means 0.0725 Fund Units per Common Share;
“Dissent Rights” has the meaning ascribed in Section 4.1;
“Dissent Shares” means the Common Shares held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has duly and validly exercised the Dissent Rights;
“Dissenting Shareholder” means a registered Shareholder who validly exercises Dissent Rights and is entitled to be paid the fair market value of its Common Shares (as determined in accordance with Section 4.1);
“Effective Date” means the date shown on the Certificate of Arrangement;
“Effective Time” means 12:01 a.m. (Montréal time) on the Effective Date;
“Entitlement Date” has the meaning ascribed thereto in the relevant Deferred Share Unit Plan;
“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date (so long as such amendment has the consent of BCE) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;
“Fund” means Bell Aliant Regional Communications Income Fund, a trust to be established under the laws of Ontario pursuant to the Fund Declaration of Trust;
“Fund Declaration of Trust” means the declaration of trust that will establish and govern the Fund, as amended or amended and restated from time to time;
“Fund Units” means the units of the Fund to be designated as “Units” in the Fund Declaration of Trust, but does not include any securities convertible into or exchangeable for Fund Units that have not been so converted or exchanged at the relevant time;
“Information Circular” means, collectively, the notice of Meeting and the management proxy circular of BCE, including all schedules thereto, sent to the Shareholders in connection with the Meeting;
“Interim Order” means the interim order of the Court, as it may be amended by the Court (with the consent of BCE), in connection with the Arrangement and related matters;
“Letter of Transmittal” means the letter of transmittal to be sent to registered Shareholders which, when duly completed and returned with the certificate or certificates for Common Shares and any other required documents, will enable registered Shareholders to surrender such certificates for certificates representing Consolidated Common Shares;
“Market Value” has the meaning ascribed thereto in the relevant Deferred Share Unit Plan, and, when used in connection with Notional Fund Units, with the appropriate adjustments;
“Meeting” means the annual and special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement;
“Non-Qualified U.S. Shareholder” means a U.S. Shareholder who is not a Qualified U.S. Shareholder;
“Non-Resident” means (i) a Person (other than a partnership) who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

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“Notional Fund Units” has the meaning ascribed in subsection 3.1(h);
“Participant Agreement” has the meaning ascribed thereto in the relevant Deferred Share Unit Plan;
“Participants” has the meaning ascribed thereto in the relevant Deferred Share Unit Plan;
“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity, and any government agency and political subdivision thereof;
“Plan of Arrangement, hereof, herein, hereunder” means this Plan of Arrangement, subject to any amendments or variations made in accordance with Section 6.1 or made at the direction of the Court in the Final Order (with the consent of BCE);
“Qualified Purchaser” means a U.S. shareholder that is a “qualified purchaser” as set forth in Section 2(a)(51)(A) of the 1940 Act and a “qualified institutional buyer” as set forth in Rule 144A of the 1933 Act;
“Qualified U.S. Shareholder” means a U.S. Shareholder who has properly submitted to BCE, a qualified purchaser certification in the form to be sent to U.S. Shareholders certifying that it is a Qualified Purchaser and has elected in such qualified purchaser certification to receive Fund Units rather than the net cash proceeds of the sale of such Fund Units;
“Shareholders” means the registered and beneficial (as applicable) holders of Common Shares;
“Small Interest” means 150 or less Common Shares;
“Stock Option Plans” means the stock option plans for BCE’s senior executives and other key employees;
“Stock Options” means all options to purchase Common Shares granted under any of the Stock Option Plans;
“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;
“Transfer Agent” means Computershare Trust Company of Canada or such other institution BCE may select;
“United States” or “U.S.” means the United States of America and any territory or possession thereof;
“U.S. Person” means a U.S. Person as defined in Rule 902(k) under the Regulation S under the 1933 Act including, but not limited to, any natural person resident in the United States; and
“U.S. Shareholder” means any Shareholder who is, at the Effective Time, either in the United States or a U.S. Person.
1.2	Interpretation

In this Plan of Arrangement:
(a)	Headings — The division of this Plan of Arrangement into Articles, Sections and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

(b)	References — Unless otherwise indicated, all references to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Plan of Arrangement.

(c)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing any gender include all genders.

(d)	Date for Any Action — In the event that the date on which any action to be taken hereunder by any Person hereunder is not a Business Day, such action shall be taken on the next succeeding day which is a Business Day.

(e)	Statutory References — References in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

(f)	Time — Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Montréal, Québec) unless otherwise stipulated herein or therein.

(g)	Currency — All references to money amounts are to the lawful currency of Canada.
ARTICLE 2
EFFECT OF ARRANGEMENT
2.1	Arrangement Binding
The Arrangement will become effective at, and be binding at and after, the Effective Time in accordance with its terms on: (i) BCE; and (ii) all registered holders and all beneficial holders (as applicable) of Common Shares, Stock Options and Deferred Share Units; without any further act or formality required on the part of any Person.

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ARTICLE 3
ARRANGEMENT
3.1	The Arrangement
Commencing on the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality required on the part of any Person:
(a)	all Common Shares held by Dissenting Shareholders which remain valid immediately before the Effective Date will be deemed to have been transferred to BCE and be cancelled and cease to be outstanding and such holders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Common Shares as set out in Section 4.1;

(b)	subject to Subsections 3.1(d), 3.1(e) and 3.1(f), BCE shall distribute to the Shareholders as of the Effective Time, other than Dissenting Shareholders, that number of Fund Unit per Common Share equal to the Distribution Ratio (the “Distribution”) and, in consideration and in exchange for the Distribution, the stated capital in respect of the Common Shares shall be reduced by an amount equal to the value of all of the Fund Units distributed by BCE to the Shareholders, or on their behalf, determined by the Board at its sole discretion, such stated capital being further reduced by the amount paid by BCE pursuant to the Dissent Rights;

(c)	subject to Subsection 3.1(d), all Common Shares issued and outstanding immediately prior to the Effective Time held by Shareholders, other than Common Shares held by Dissenting Shareholders, will be consolidated on the basis of that number of Consolidated Common Share for each Common Share equal to the Consolidation Ratio (the “Consolidation”);

(d)	fractional interest in a Fund Unit or a Consolidated Common Share, as the case may be, which would otherwise be distributed to a registered Shareholder pursuant to Subsections 3.1(b) and 3.1(c), respectively, will be distributed to the Transfer Agent as agent for such registered Shareholder after aggregating all such fractional Fund Units or Consolidated Common Shares, as the case may be, and each such registered Shareholder will receive a cash payment in Canadian dollars equal to such registered Shareholder’s pro rata portion of the net proceeds after expenses received by the Transfer Agent upon the sale of whole Fund Units or Consolidated Common Shares, as the case may be, representing an accumulation of all fractional interests in Fund Units or Consolidated Common Shares, as the case may be, to which all such registered Shareholder would otherwise be entitled pursuant to Subsections 3.1(b) and 3.1(c);

(e)	Fund Units which would otherwise be distributed pursuant to Subsection 3.1(b) to a registered or beneficial Shareholder holding a Small Interest will be distributed to the Transfer Agent as agent for such registered or beneficial Shareholder after aggregating all such Fund Units, and each such registered or beneficial Shareholder will receive a cash payment in Canadian dollars equal to such registered or beneficial Shareholder’s pro rata portion of the net proceeds after expenses received by the Transfer Agent upon the sale of Fund Units representing the aggregate number of the Fund Units to which all such Shareholders would otherwise be entitled pursuant to Subsection 3.1(b);
(f)	Fund Units that are to be distributed pursuant to Subsection 3.1(b) to a Non-Qualified U.S. Shareholder, or to a Non-Resident if it appears to BCE that it would be contrary to applicable law to distribute such Fund Units to such Non-Resident, will be distributed to the Transfer Agent as agent for such Non-Qualified U.S. Shareholder or Non-Resident, as the case may be, and each such Person will only be entitled to receive a cash payment in Canadian dollars equal to such Person’s pro rata portion of the net proceeds after expenses received by the Transfer Agent upon the sale of the aggregate of such Fund Units to which all such Shareholders would otherwise be entitled pursuant to Subsection 3.1(b);

(g)	subject to applicable laws and regulatory requirements, the terms of the Stock Option Plans and of the outstanding Stock Options as of the Effective Time shall be adjusted to provide that, notwithstanding the Distribution and the Consolidation, the number of outstanding Stock Options held by any Person under the Stock Option Plans, as well as the exercise price thereof, will remain the same; and

(h)	subject to applicable laws and regulatory requirements, the terms of the Deferred Share Unit Plans and of the outstanding Deferred Share Units shall be adjusted to provide that (i) BCE shall credit to each Participant as of the Effective Time that number of notional Fund Units (“Notional Fund Units”) per Deferred Share Unit equal to the Distribution Ratio, (ii) all Deferred Share Units outstanding immediately prior to the Effective Time will be consolidated on the basis of that number of Consolidated Deferred Share Unit for each Deferred Share Unit equal to the Consolidation Ratio, (iii) Notional Fund Units shall be the economic equivalent of Fund Units and Participants shall be credited on a quarterly basis with additional Deferred Share Units during the term of their Participant Agreement(s) to reflect monthly distributions made on the Notional Fund Units during such period, such number of additional Deferred Share Units to be equal to the amount of the notional distribution on Notional Fund Units divided by the Market Value of a Common Share as at the payment date of such notional distributions, and (iv) in satisfaction of the number of Notional Fund Units recorded in a Participant’s account on the Entitlement Date, a number of Deferred Share Units equal to the Market Value of the Notional Fund Units divided by the Market Value of a Common Share shall be credited to the Participant, provided that if required regulatory consents, including a favourable ruling confirmation from the Canada Revenue Agency, are not obtained prior to the Final Order, BCE shall be entitled to make such other adjustment to the terms of the Deferred Share Unit Plans and of the outstanding Deferred Share Units such that they provide for benefits which, to the extent possible, are the economic equivalent of the Distribution and the Consolidation, the whole as determined by the Board acting reasonably.
3.2	Transfers Free and Clear of Title Restrictions
Any transfer of any securities of a holder pursuant to the Arrangement shall be free and clear of any hypothecs, liens, claims, encumbrances, charges, adverse interests or security interests.

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ARTICLE 4
RIGHTS OF DISSENT
4.1	Rights of Dissent
Registered Shareholders may exercise rights of dissent with respect to their Common Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Section 4.1 (the “Dissent Rights”), provided that written notice setting forth a registered Shareholder’s objection to the Arrangement and exercise of Dissent Rights must be received by the Corporate Secretary of BCE at its registered office set out in the Information Circular or to the Secretary of the Meeting, in either case not later than the commencement of the Meeting. Dissenting Shareholders who duly exercise their rights of dissent and who:
(a)	are ultimately entitled to be paid fair value for their Common Shares, shall be deemed to have transferred their Common Shares to BCE as of the Effective Time and shall be entitled to be paid the fair value of such Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.
4.2	Recognition of Dissenting Shareholders
From and after the Effective Time, neither BCE nor any other Person shall be required to recognize a Dissenting Shareholder as a holder of Common Shares and the names of the Dissenting Shareholders shall be deleted from the register of holders of Common Shares previously maintained or caused to be maintained by BCE.
ARTICLE 5
CERTIFICATES FOR CONSOLIDATED
COMMON SHARES AND FUND UNITS
5.1	Right to Consolidated Common Shares and Fund Units
(a)	BCE shall, as soon as practicable following the later of the Effective Date and the date of deposit with the Transfer Agent by a registered Shareholder of a duly completed Letter of Transmittal and the certificates representing the Common Shares held by such registered Shareholder prior to the Effective Date or other documentation as provided in the Letter of Transmittal, cause the Transfer Agent either:
(i)	to forward or cause to be forwarded by first class mail (postage prepaid) to the registered Shareholder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the registered Shareholder in the Letter of Transmittal, to make available at an office of the Transfer Agent specified in the Letter of Transmittal for pick-up by the registered Shareholder; or
(iii)	if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii), to forward or cause to be forwarded by first class mail (postage prepaid) to such registered Shareholder at the address of such registered Shareholder as shown on the central securities register of BCE, certificates representing the number of Consolidated Common Shares issuable to such registered Shareholder as determined in accordance with the provisions hereof. BCE shall provide the Transfer Agent with sufficient certificates representing Consolidated Common Shares for such purpose.

(b)	BCE shall, as soon as practicable following the Effective Date, cause the Transfer Agent to forward or cause to be forwarded by first class mail (postage prepaid) to the registered Shareholder at the address of such registered Shareholder as shown on the central securities register of BCE, certificates representing the number of Fund Units distributed to such registered Shareholder as determined in accordance with the provisions hereof. BCE shall ensure that the Fund will provide the Transfer Agent with sufficient certificates representing Fund Units duly registered for this purpose.

(c)	Each registered Shareholder entitled to receive Consolidated Common Shares and Fund Units under the Arrangement shall be the registered holder for all purposes as of the Effective Time of the number of Consolidated Common Shares and of the number of Fund Units to which such Shareholder is entitled. All dividends paid or other distributions paid on or after the Effective Time on or in respect of any Consolidated Common Shares or Fund Units which a Shareholder is entitled to receive pursuant to the Arrangement, but for which a certificate is not yet delivered to such Shareholder in accordance with Subsections 5.1(a) and 5.1(b), shall be paid or made to such Shareholder when such certificate is delivered to such Shareholder in accordance with Subsections 5.1(a) and 5.1(b).

(d)	Subject to Section 4.1, after the Effective Time, any certificate formerly representing Common Shares shall represent only the right to receive Consolidated Common Shares and Fund Units, or cash payments pursuant to Subsections 3.1(d), 3.1(e) and 3.1(f) in accordance with this Plan of Arrangement and any dividend or other distributions to which the registered Shareholder is entitled under Subsection 5.1(c).

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5.2	Fractions, Small Interests and Non-Qualified U.S. Shareholders
(a)	The Transfer Agent shall cause to be sold, on behalf of the affected Shareholders, all Consolidated Common Shares and Fund Units mentioned in Subsections 3.1(d), 3.1(e) and 3.1(f) through the facilities of any stock exchange upon which the Consolidated Common Shares or Fund Units, as the case may be, are then listed as soon as reasonably practicable following the Effective Date on such dates and at such prices as the Transfer Agent determines in its sole discretion. Neither BCE nor the Transfer Agent shall be liable for any loss arising out of any such sales.

(b)	The aggregate net proceeds after expenses of such sales shall be distributed by the Transfer Agent among the Persons entitled to receive same as provided in Subsections 3.1(d), 3.1(e) and 3.1(f) by the delivery, on behalf of BCE, to each such Person of a cheque or other form of payment agreed to by such Person.

(c)	No dividend, distribution, split or other change in the capital structure of BCE or the Fund, as the case may be, will have any effect on any Consolidated Common Shares and Fund Units mentioned in Subsections 3.1(d), 3.1(e) and 3.1(f) and such securities will not entitle the holder thereof to exercise any rights as a security holder of BCE or the Fund.
5.3	Withholding Rights
BCE and the Transfer Agent shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder under this Plan of Arrangement, such amounts as BCE or the Transfer Agent is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986, as amended, or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
ARTICLE 6
AMENDMENTS AND OTHER MATTERS
6.1	Amendments to Plan of Arrangement
(a)	BCE reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is: (i) filed with the Court and, if made following the Meeting, approved by the Court, and (ii) communicated to Shareholders in any manner ordered by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only: (i) if it is consented to by BCE, and (ii) if required by the Court or applicable law, it is consented to by the Shareholders.

(c)	Subject to applicable law, any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by BCE, provided that it concerns a matter which, in the reasonable opinion of BCE, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Shareholder.
ARTICLE 7
TERMINATION
7.1	Termination
Notwithstanding any prior approvals by the Court or by the Shareholders, the Board may decide not to proceed with the Arrangement and to revoke the Arrangement resolution adopted at the Meeting at any time prior to the issuance of the Certificate of Arrangement, without further approval of the Court or the Shareholders.

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SCHEDULE C — INTERIM ORDER
[Copy of Interim Order]

SUPERIOR COURT
CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTRÉAL
(Commercial Division)
No: 500-11-027942-065
DATE: April 20, 2006
IN THE PRESENCE OF: THE HONOURABLE JEAN-FRANÇOIS BUFFONI
BCE INC., a legal person duly constituted under the CBCA,
Applicant
v.
THE DIRECTOR IN CHARGE OF THE CBCA,
Mis en cause
JUDGMENT
[1]	CONSIDERING the application of BCE Inc. (“BCE”) under Section 192 of the CBCA at the interim level

[2]	CONSIDERING the affidavit of Patricia A. Olah dated April 19, 2006, and the exhibits produced in support of BCE’s application;

[3]	CONSIDERING that the requirements set forth by the Director in charge of the CBCA (“Director”) in the Policy statement 15.1 of the Director concerning arrangements under Section 192 of the CBCA has been complied with and that the Director has concluded that he did not need to appear or be heard on the application;
THE COURT MAKES THE FOLLOWING INTERIM ORDER:
GRANT the application for interim order;
DISPENSE BCE from serving the application for Interim Order, except to the Director in charge of the Canada Business Corporations Act, R.S.C., 1985, c. C-44 (the “CBCA”);
As to the meeting
AUTHORIZE AND DIRECT BCE to call, hold and conduct an annual and special shareholder meeting of the common shareholders of BCE (the “Special Meeting”), such meeting to be called, held and conducted in accordance with the provisions of the CBCA and the articles and by-laws of BCE for the purpose of considering and, if deemed advisable, passing a special resolution (the “Special Resolution”) to approve a plan of arrangement (the “Plan of Arrangement”) being Schedule B to the management information circular (the “Circular”) (Exhibit R-3) produced into the Court Record;

AUTHORIZE BCE to make such amendments, revisions or supplements to the Circular (including to the Special Resolution, the Plan of Arrangement and the other schedules) as it may determine until such time as the Notice of Meeting is given, without any additional notice to the common shareholders of BCE and DECLARE that the Special Resolution and the Plan of Arrangement, as amended, revised or supplemented, shall be the ones submitted at the Special Meeting;

ORDER that the Special Meeting be held in Montréal on June 7, 2006;
AUTHORIZE BCE to adjourn or postpone the Special Meeting on one or more occasions, without the necessity of first convening the Special Meeting or first obtaining any vote of the common shareholders of BCE in respect of the adjournment or postponement;
As to the notice of meeting
ORDER that BCE give written notice of said Special Meeting to its common shareholders (the “Notice of Meeting”) in accordance with the provisions of its by-laws, by mailing the same by prepaid ordinary post to the address of each common shareholder of BCE as recorded on the books of BCE as at April 10, 2006, provided that BCE shall complete the mailing of such Notice of Meeting no less than twenty-one days before the Special Meeting;

ORDER that BCE send to its common shareholders: a copy of the documents filed herewith as Exhibits R-1 to R-3 in substantially the form filed, being the Notice of Meeting, the proxy form and the Circular, the latter including, inter alia, a copy of the Special Resolution, of the Plan of Arrangement and of the interim order (the “Interim Order”) to be rendered herein, being respectively Schedules A, B and C to the Circular, all with such changes as may be deemed necessary or advisable by BCE to, amongst others, respond to the requirements of any regulatory authority having jurisdiction over BCE (collectively referred to as the “Proxy Material”);

DECLARE that the Proxy Material shall be deemed, for the purposes of the Interim Order, the Special Meeting and/or the final order (the “Final Order”) to have been received by and/or served on the common shareholders of BCE three days after delivery thereof to the post office;
As to voting
DECLARE that the common shareholders of BCE may authorize the transactions contemplated by the Plan of Arrangement by Special Resolution passed at the Special Meeting by at least 662/3% of the votes cast by the common shareholders of BCE present or represented by proxy, and entitled to vote at such meeting;
As to dissent rights
1.	ORDER that:

(a)	Common shareholders of BCE shall be entitled to dissent from the Special Resolution approving the proposed Plan of Arrangement pursuant to Section 190 of the CBCA, the Plan of Arrangement and the Interim Order;

(b)	A common shareholder of BCE who wishes to dissent (a “Dissenting Shareholder”) shall provide a written objection to the Corporate Secretary of BCE at BCE’s registered office located at 1000 de La Gauchetière Street West, Suite 4100, Montréal, Québec, Canada H3B 5H8 or to the Secretary of the Special Meeting, in either case no later than the commencement of the Special Meeting (to take place on June 7, 2006 in Montréal, Québec at 9:30 a.m. (Eastern time));

(c)	Any Dissenting Shareholder shall be entitled, in the event that the Plan of Arrangement becomes effective, to be paid by BCE the fair value of the common shares of BCE held by such Dissenting Shareholder determined as at the close of business on the business day immediately preceding the Special Meeting;

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As to any additional Interim Order
AUTHORIZE BCE to petition this Honourable Court and, if any when necessary, to seek any additional Interim Order;
As to Final Order
ORDER BCE to notify by news release its common shareholders of the date of presentation of the application for a Final Order before this Honourable Court, at least ten (10) days before such date, without further notice;

DECLARE that compliance by BCE with the provisions of the Interim Order shall constitute good and sufficient service of this application for Final Order by BCE to all of the common shareholders of BCE and to any other person and that no other form of service need be made and no other material need be sent or served on such persons in respect of these proceedings;

ORDER that BCE shall make proof of service with an affidavit of one of its employees to the effect that the Proxy Material was sent in accordance with the Interim Order to which shall be attached a CD-Rom listing all the registered common shareholders of BCE to whom the Proxy Material was sent;

ORDER that the common shareholders of BCE (and any transferee after the record date of April 10, 2006) and all other persons notified in accordance with the Interim Order shall be parties to the application for Final Order and shall be bound by the orders and findings of this Court in connection with the Final Order;

ORDER that BCE shall present the application for Final Order with a certified copy of the Special Resolution duly passed;

THE WHOLE without costs.
(s)	Jean-François Buffoni, jcs

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SCHEDULE D — SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

SECTION 190.
190.(1)	Right to dissent. Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to
a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

c)	amalgamate otherwise than under section 184;

d)	be continued under section 188;

e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

f)	carry out a going-private transaction or a squeeze-out transaction.
(2)	Further right. A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1)	If one class of shares. The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)	Payment for shares. In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)	No partial dissent. A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	Objection. A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)	Notice of resolution. The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.
(7)	Demand for payment. A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing
a)	the shareholder’s name and address;

b)	the number and class of shares in respect of which the shareholder dissents; and

c)	a demand for payment of the fair value of such shares.
(8)	Share certificate. A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)	Forfeiture. A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10)	Endorsing certificate. A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11)	Suspension of rights. On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where
a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189 (9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12)	Offer to pay. A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice
a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

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Bell Canada Enterprises Management proxy circular

SCHEDULE D — SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT [CONT’D]

(13)	Same terms. Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14)	Payment. Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15)	Corporation may apply to court. Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16)	Shareholder application to court. If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17)	Venue. An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)	No security for costs. A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19)	Parties. On an application to a court under subsection (15) or (16),
a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
(20)	Powers of court. On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)	Appraisers. A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
(22)	Final order. The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23)	Interest. A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)	Notice that subsection (26) applies. If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)	Effect where subsection (26) applies. If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may
a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
(26)	Limitation. A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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Bell Canada Enterprises Management proxy circular

SCHEDULE E — SHAREHOLDER PROPOSAL

The following shareholder proposal has been submitted for consideration at the meeting:
Proposal No. 1 — Convert the whole of BCE Inc. into an income trust fund which would distribute to unitholders at least 90% of its annual free cash flow.
Mr. Stéphane Hallé, an individual investor holding 3,000 common shares, has submitted the above proposal. The full text of his proposal and supporting comments are set out in italics below.
It is proposed that the management of BCE Inc. enhances shareholders’ value by converting the company into an income trust fund. The conversion into an income trust fund should provide monthly distributions on a tax effective basis. The management should distribute to unitholders at least 90% of the annual free cash flow. The conversion should be completed by December 31, 2006.
Supporting Statement: The telecom business of BCE Inc. is in a mature stage and generates important free cash flow. The conversion to an income trust fund structure will enhance value for shareholders while providing shareholders with recurrent tax effective monthly distributions. The conversion will also provide management an access to capital markets at fair rates of return to pursue future growth of the business.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO. 1 FOR THE FOLLOWING REASONS:
BCE has carefully studied the role of income trusts and concluded that the structure can create value without compromising the viability of businesses provided that they are operating in relatively stable competitive environments and generating highly predictable cash flows. That analysis led us to create one of Canada’s largest income trusts by consolidating Bell’s regional lines, Aliant’s wireline operations, and our majority stake in Bell Nordiq Group Inc.
The remainder of Bell Canada is operating in an environment of rapid technological and competitive change. This includes the newly emerging competition from local voice services introduced by cable companies into Bell’s core urban markets during the course of last year. To meet the requirements of this changing environment, we are driving a number of important operational initiatives in the company, including:
■	a major cost reduction program to achieve run-rate savings in the range of $1.3 billon to $1.5 billion by the end of 2006, with significant additional savings by the end of 2007;

■	an extensive effort to redesign our business processes to meet the evolving needs of our customers, to improve customer service and to contribute to our cost reduction goals; and

■	continuing actions to improve Bell’s revenue mix in favor of new growth services to replace the erosion of legacy voice and data services, thereby ensuring sustainable revenue growth.
Management and the Board believe that the successful implementation of these initiatives is pre-requisite to Bell’s ability to meet the future needs of customers and generate solid growth in earnings and free cash flow. As we implement these initiatives, we believe that maintaining Bell’s financial flexibility is essential.
Therefore, although management and the Board of Directors will continue to review the suitability of an income trust structure for BCE, the Board has concluded that it would not be appropriate to convert the remainder of the company to an income trust at this time. Accordingly, we believe that the proposal is not in the best interests of shareholders and recommend that shareholders vote AGAINST.

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Bell Canada Enterprises Management proxy circular

SCHEDULE F — BOARD OF DIRECTORS’ CHARTER
(INCLUDING BOARD CHAIR POSITION DESCRIPTION)

I.	PURPOSE

The Board of Directors (“Board”) of BCE Inc. (the “Corporation”) is responsible for the supervision of the management of the business and affairs of the Corporation.

II.	DUTIES AND RESPONSIBILITIES OF THE BOARD

In furtherance of its purpose, the Board assumes the following duties and responsibilities, some of which are initially reviewed and recommended by the applicable Committee of the Board to the full Board for approval:
A.	Strategy and budget
1.	Ensuring a strategic planning process is in place and approving, on at least an annual basis, a Business Plan which takes into account, among other things, the longer term opportunities and risks of the business;

2.	Approving the Corporation’s annual operating and capital budgets;

3.	Reviewing operating and financial performance results in relation to the Corporation’s Business Plan and budgets;
B.	Governance
1.	Developing the Corporation’s approach to, and disclosure of, corporate governance practices, including developing a “Statement of Corporate Governance Principles and Guidelines” setting out the Board’s expectations and responsibilities of individual Directors, including with respect to attendance at meetings of the Board and of committees of the Board and the commitment of time and energy expected;

2.	Approving the nomination of Directors to the Board, as well as:
a.	ensuring that a majority of the Corporation’s Directors have no direct or indirect material relationship with the Corporation and determine who, in the reasonable opinion of the Board, are independent pursuant to applicable legislation, regulation and listing requirements;

b.	developing appropriate qualifications/criteria for the selection of Board members, including criteria for determining Director independence;

c.	appointing the Board Chair and the Chair and members of each Committee of the Board, in consultation with the relevant Committee of the Board;
3.	Determining who among the members of the Audit Committee of the Board qualify as an Audit Committee Financial Expert, pursuant to applicable legislation, regulation and listing requirements;

4.	Providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors;

5.	Assessing annually the effectiveness and contribution of the Board and the Board Chair, of each Committee of the Board and their respective Chairs and of individual Directors;

6.	Developing written position descriptions for the Board Chair and the Chair of each Committee of the Board;
C.	Chief Executive Officer, Officers and Compensation and Benefits Policies
1.	Appointing the Chief Executive Officer and all other Officers of the Corporation;

2.	Together with the Chief Executive Officer, developing a written position description for the role of the Chief Executive Officer;

3.	Developing the corporate goals and objectives that the Chief Executive Officer is responsible for meeting and reviewing the performance of the Chief Executive Officer against such corporate goals and objectives;

4.	Approving the Corporation’s compensation policy for Directors;

5.	Approving the Corporation’s compensation and benefits (including pension plans) policy or any changes thereto for Officers and approving, by the independent Directors, all forms of compensation for the Chief Executive Officer, as well as:
a.	monitoring and reviewing, as appropriate, the administration, funding and investment of the Corporation’s pension plans;

b.	appointing, or removing, the custodian, trustee, or investment manager(s) for the Corporation’s pension plans and fund(s);
6.	Satisfying itself as to the integrity of the Chief Executive Officer, other Officers and senior management personnel and that the Chief Executive Officer, other Officers and senior management personnel create a culture of integrity throughout the organization;

7.	Providing stewardship in respect of succession planning, including the appointment, training and monitoring of the Chief Executive Officer, other Officers and senior management personnel;
D.	Risk Management, Capital Management and Internal Controls
1.	Identifying and assessing the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;

2.	Ensuring the integrity of the Corporation’s internal control system and management information systems and the safeguarding of the Corporation’s assets;

3.	Reviewing, approving, and as required, overseeing compliance with the Corporation’s Disclosure Policy by Directors, Officers and other management personnel and employees;

4.	Reviewing, approving and overseeing the Corporation’s disclosure controls and procedures;

5.	Reviewing and approving the Code of Business Conduct of the Corporation with the purpose of promoting integrity and deterring wrongdoing, and encouraging and promoting a culture of ethical business conduct and as required, overseeing compliance with the Corporation’s Code of Business Conduct by Directors, Officers and other management personnel and employees;

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Bell Canada Enterprises Management proxy circular

E.	Financial Reporting, Auditors and Transactions
1.	Reviewing and approving, as required, the Corporation’s financial statements and related financial information;

2.	Appointing, subject to approval of shareholders, (including terms and review of engagement) and removing of the shareholders’ auditor;

3.	Appointing (including responsibilities, budget and staffing) and removing of the Corporation’s internal auditor;

4.	Delegating (to the extent permitted by law) to the Chief Executive Officer, other Officers and management personnel appropriate powers to manage the business and affairs of the Corporation;
F.	Legal Requirements and Communication
1.	Overseeing the adequacy of the Corporation’s processes to ensure compliance by the Corporation with applicable legal and regulatory requirements;

2.	Establishing measures for receiving feedback from shareholders;
G.	Other
1.	Reviewing and approving, as required, the Corporation’s environmental policies and ensuing management systems;

2.	Reviewing, approving, and as required, overseeing Directors, other Officers and management personnel and employees compliance with the Corporation’s health and safety policies and practices;

3.	Performing any other function as prescribed by law or as not delegated by the Board to one of the Committees of the Board or to management personnel.
BOARD CHAIR
I.	APPOINTMENT

The Board shall appoint its Chair from among the Corporation’s Directors.

II.	DUTIES AND RESPONSIBILITIES OF THE BOARD CHAIR

The Board Chair leads the Board in all aspects of its work and is responsible to effectively manage the affairs of the Board and ensure that the Board is properly organized and functions efficiently. The Board Chair also advises the Chief Executive Officer in all matters concerning the interests of the Board and the relationships between management personnel and the Board.

More specifically, the Board Chair shall:
A.	Strategy
1.	Provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board charter and as otherwise may be appropriate;
2.	Work with the Chief Executive Officer and other Officers to monitor progress on the Business Plan, annual budgets, policy implementation and succession planning;
B.	Advisor to the Chief Executive Officer
1.	Provide advice, counsel and mentorship to the Chief Executive Officer and fellow members of the Board;

2.	In consultation with the Chief Executive Officer, ensure that there is an effective relationship between management personnel and the members of the Board;
C.	Board structure and management
1.	Chair the Board meetings;

2.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Chairs of the Committees of the Board, as appropriate, determine the frequency, dates and locations of meetings of the Board, of Committees of the Board, and of the shareholders;

3.	In consultation with the Chief Executive Officer, and the Corporate Secretary’s Office, review the meeting agendas to ensure all required business is brought before the Board to enable it to efficiently carry out its duties and responsibilities;

4.	Ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present;

5.	Ensure, in consultation with the Chairs of the Committees of the Board, that all items requiring Board and Committee approval are appropriately tabled;

6.	Ensure the proper flow of information to the Board and review, with the Chief Executive Officer and the Corporate Secretary’s Office, the adequacy and timing of materials in support of management personnel’s proposals;

7.	In conjunction with the relevant Committee of the Board (and its Chair), review and assess the Directors’ meeting attendance records and the effectiveness and performance of the Board, its Committees (and their Chairs) and individual Directors;
D.	Shareholders
1.	Chair the annual, and any special meeting, of the shareholders;

2.	Ensure that all business that is required to be brought before a meeting of shareholders is brought before such meeting;
E.	Other
1.	Exercise the authority of the Chief Executive Officer in the unlikely event that the Chief Executive Officer is absent and is unable to act and action on the part of the Chief Executive Officer is urgently required to protect the interests of the Corporation;

2.	Carry out special assignments or any functions as requested by the Board.
Adopted November 2005

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Bell Canada Enterprises Management proxy circular

SCHEDULE G — CHIEF EXECUTIVE OFFICER POSITION DESCRIPTION

The Chief Executive Officer (“CEO”) of BCE inc. (the “Corporation”) has the primary responsibility for the management of the business and affairs of the Corporation. As such, the CEO shall establish the strategic and operational orientation of the Corporation and in so doing, provide leadership and vision for the effective overall management, profitability, increasing shareholder value and growth of the Corporation and for conformity with policies agreed upon by the Board of Directors of the Corporation (the “Board”).The CEO is directly accountable to the Board for all activities of the Corporation.
More specifically, in collaboration with the Board, the CEO shall:
A.	Leadership
1.	Create a culture within the company that supports the achievement of strategic and operational objectives by ensuring rigor in the recruitment, selection, individual development and the monitoring of executive team members and other senior management personnel, thus ensuring the company maintains a strong succession plan;

2.	Provide leadership and vision for the Corporation and promote the Corporation’s goal of profitability and growth in a sustainable and responsible manner;

3.	Develop an awareness of global trends in the Corporation’s core lines of operations so as to manage rapid technological developments;

4.	Promote an environment of customer focus and outstanding customer service so as to respond to the demands of increasingly service oriented markets;
B.	Corporate Social Responsibility and Integrity
1.	Develop and maintain a corporate culture that promotes integrity and ethical values throughout the organization, fostering a culture of ethical business conduct;

2.	Promote and protect the Corporation’s reputation in its markets and with all customers, communities, and government and regulatory bodies;
C.	Strategy, Risks and Budget
1.	Develop and oversee the execution of, and monitor progress of, the Business Plan and the annual operating and capital budgets;

2.	Identify, and develop plans to manage, the principal risks with respect to the Corporation and its businesses;
D.	Governance and Policies
1.	Oversee the development and implementation of, and compliance with, key corporate policies, including policies regarding corporate governance, social responsibility, risk management and financial reporting, as well as compliance with applicable legal and regulatory requirements;

2.	Work in close collaboration with the Board Chair to determine the scheduling of, and agendas for, meetings of the Board and of Committees of the Board so as to ensure that the Board is kept apprised in a timely manner of the business operations and main issues facing the Corporation, and to ensure there is an effective relationship between management and the members of the Board;
E.	Business Management
1.	Approve commitments within the limits of delegated approval authorities from the Board and provide general supervision and management of the day-to-day business and affairs of the Corporation;

2.	Serve as the Corporation’s chief spokesperson to its principal stakeholders including its shareholders, the financial community, customers, government and regulatory bodies and the public generally;
F.	Disclosure
1.	Together with the Disclosure and Compliance Committee and the Chief Financial Officer, ensure appropriate and timely disclosure of material information;

2.	Together with the Chief Financial Officer:
a.	establish and maintain the Corporation’s disclosure controls and procedures through appropriate policies and processes;

b.	establish and maintain the Corporation’s internal controls over financial reporting through appropriate policies and procedures;

c.	develop the process for, and comply with, the certifications to be provided in the Corporation’s public disclosure documents;
G.	Other
1.	Carry out any other appropriate duties and responsibilities assigned by the Board.
Adopted November 2005.

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Bell Canada Enterprises Management proxy circular

Please direct all inquiries to:
QUESTIONS AND FURTHER ASSISTANCE
If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact BCE Inc.’s proxy solicitation agent, at:
Georgeson Shareholder
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American toll-free number: 1-866-565-4741
www.bce.ca
PRINTED IN CANADA

Bell Canada Enterprises

REGISTERED SHAREHOLDERS

Computershare

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Mr A Sample
Designation (if any)
Add1
Add2
add3
add4
add5
add6

In the proxy form, *you* and *your* refer to the holder of BCE Inc. common shares. *We, us, our* and *BCE* refer to BCE Inc. **The proxy form is solicited by and on behalf of the management of BCE.**

This information sheet and the reverse side of it provide important information that will help when you are completing your proxy form, which is identified as pages 1 and 2. The proxy form is attached to this information sheet and can be easily separated by tearing along the perforated line.

YOUR VOTE IS IMPORTANT

If you receive more than one proxy form, please complete, date, sign and return each one.

IF YOU ARE VOTING IN PERSON AT THE MEETING

Do not complete the proxy form. Please detach the admission ticket below and bring it with you to the meeting.

VOTING BY PROXY

This is the easiest way to vote. Voting by proxy means that you are giving the person named in section A of the proxy form (the proxyholder) the authority to vote your shares for you.

If you are voting by proxy, Computershare Trust Company of Canada or other agents we appoint **must receive your signed proxy form by 4:45 p.m. (Eastern time) on Tuesday, June 6, 2006**.

There are five ways to vote by proxy. See the reverse side of this information sheet for details.

Note: The proxy form attached to this information sheet is also to be used by participants in the BCE Inc. Employees Savings Plan (ESP).

Bell Canada Enterprises

ADMISSION TICKET FOR OUR 2006 ANNUAL AND SPECIAL SHAREHOLDER MEETING

Please present this ticket to the registration desk of Computershare when you enter the meeting.

Please confirm your attendance by calling Computershare at 1-800-561-0934.

Let us know if you need any special assistance.

Holder account number

C1234567890

MR SAM SAMPLE

C1234567890

XXX 123

P.1

THIS IS YOUR PROXY FORM FOR BCE INC. ANNUAL AND SPECIAL SHAREHOLDER MEETING ON JUNE 7, 2006.

The proxy is solicited by and on behalf of the management of BCE.

Detach this proxy form by tearing along the perforated line, and complete it, ensuring that you sign and date it to exercise your right to vote your shares by mail or fax or to appoint someone else to vote your shares for you at the meeting.

This form revokes all proxy forms you have previously signed that relate to the meeting. It will only be accepted as a valid proxy if it remains intact and has been signed. If you have any questions about completing this form, please call Georgeson Shareholder Communications Canada Inc. at 1-866-565-4741 for service in English or in French.

Detach your proxy form along this perforation.

A COMPLETE THIS SECTION TO APPOINT A PROXYHOLDER

Appointing a proxyholder

By completing this proxy form, you are appointing as your proxyholder who are directors of BCE, unless you appoint someone else.

Your proxyholder will attend the meeting and vote your shares on your behalf. Your proxyholder:

- has the same rights you would have if you attended the meeting in person, including the right to appoint a substitute proxyholder
- will vote your shares as you specify in section C. If you do not specify how you want your shares voted, the directors named as proxyholders intend to cast the votes represented by proxy at the meeting as recommended by the board of directors
- **may vote your shares as he or she sees fit on any amendments to these items and on any other items that may properly come before the meeting or any adjournment.**

You have the right to appoint someone other than these four people as your proxyholder. To do this, strike out the four names listed above and print the name of the person you are appointing in the box below. This person does not have to be a shareholder of BCE.

☐

B TELL US IF YOU WANT TO RECEIVE FINANCIAL REPORTS

Quarterly reports

We will NOT send BCE's quarterly reports to you in 2006 (including Q1-2007), unless you tell us that you want to receive them by checking the box below.

☐ Please send me BCE's quarterly reports in 2006

If you do not check the box above or do not return pages 1 and 2 of this proxy form, we will assume that you do NOT want to receive BCE's quarterly reports in 2006.

Annual report

By law, we must send to you as a registered shareholder BCE's annual financial statements and related management's discussion and analysis (MD&A), unless you tell us that you DO NOT want to receive them by checking the box below.

☐ Please DO NOT send me BCE's annual financial statements and related MD&A

If you check the box above and return completed pages 1 and 2 of this proxy form, we will NOT send you BCE's annual financial statements and related MD&A and this instruction will continue from year to year (unless you revoke it).

If you do not return pages 1 and 2 of this proxy form, we will assume that you DO want to receive BCE's annual financial statements and related MD&A.

We will continue to send you the notice of annual shareholder meeting and management proxy circular and proxy form so you can vote your shares.

Please complete the other side of this form before mailing or faxing. Please send both pages in one fax transmission. →

999999999999 001111 9XX AR2 BCEQ

MR SAM SAMPLE

C1234567890

XXX 123

P.2

C COMPLETE THIS SECTION TO PROVIDE VOTING INSTRUCTIONS

Please check "For", "Withhold" or "Against", as applicable, for each of the following items.
Please print in ink. Use a black or blue pen. Mark your vote with an X as shown in this example. X

1. Election of directors: The board of directors recommends voting FOR all nominees. The proposed nominees are:

	FOR	WITHHOLD		FOR	WITHHOLD		FOR	WITHHOLD
01. A. Bérard	☐	☐	06. B.M. Levitt	☐	☐	11. J.A. Pattison	☐	☐
02. R.A. Brenneman	☐	☐	07. E.C. Lumley	☐	☐	12. R.C. Pozen	☐	☐
03. R.J. Currie	☐	☐	08. J. Maxwell	☐	☐	13. M.J. Sabia	☐	☐
04. A.S. Fell	☐	☐	09. J.H. McArthur	☐	☐	14. P.M. Tellier	☐	☐
05. D. Soble Kaufman	☐	☐	10. T.C. O'Neill	☐	☐	15. V.L. Young	☐	☐

2. Appointment of auditor: The board of directors recommends voting FOR this item.

	FOR	WITHHOLD
Deloitte & Touche LLP as auditor	☐	☐

3. BCE Plan of Arrangement: The board of directors recommends voting FOR this item.

Please read in full the accompanying management proxy circular, including Schedule A.

	FOR	AGAINST
Approving the special resolution, the full text of which is reproduced as schedule A to the management proxy circular, to approve the BCE Plan of Arrangement under which BCE Inc. would distribute units in Bell Aliant Regional Communications Income Fund to its holders of common shares as a return of capital and effect a reduction of approximately 75 million common shares.	☐	☐

4. Shareholder proposal: The board of directors recommends voting AGAINST proposal No. 1.

Please read the shareholder proposal in full in the accompanying management proxy circular.

D PLEASE SIGN THIS PROXY FORM

You must sign this proxy form to ensure that it will be accepted as valid. When you sign this proxy form, you authorize the proxyholder to act and vote your shares on your behalf at the meeting and any adjournment and to carry out your voting instructions.

If you are an individual shareholder, you or your authorized attorney must sign the form. Your attorney may have to provide proof of your authorization.

For shares registered in the name of two or more owners, at least one of the holders must sign to be accepted.

For shares registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign. This person may have to provide proof that he or she is authorized to sign.

SIGNATURE ____________________

DAY __ / MONTH __ / YEAR 2006

If you do not include a date, we will deem it to be the date that we mailed the form to you.

Please complete the other side of this form before mailing or faxing. Please send both pages in one fax transmission. →

999999999999 001111 9XX AR2 BCEQ

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah
Corporate Secretary Date: April 28, 2006